

GOLDEN

MINERALS COMPANY

NYSE American: AUMN
TSX: AUMN

2023 Form 10-K

350 Indiana Street, Suite 650
Golden, Colorado 80401
303-839-5060

www.goldenminerals.com
www.linkedin.com/company/golden-minerals-company/
https://twitter.com/Golden_Minerals

To our shareholders:

Golden Minerals' Rodeo mine, located in Durango State, Mexico, concluded operations in June 2023 and finished processing stockpiled material in September 2023. From its inception in January 2021 through September 2023, Rodeo generated over $57 million in revenue and over $18 million in net operating margin for the company, with total capital costs less than $2 million. During its operating life, Rodeo produced more than 31,100 ounces of payable gold and 126,100 ounces of payable silver, at an average cash cost per payable gold equivalent ounce (net of silver by-products) of $1,275. Rodeo's lifetime net operating margins supported critical efforts at other company projects, notably exploration drilling at our Yoquivo project in Chihuahua, Mexico and at our Sarita Este project in Salta, Argentina, and also mine planning work at the company's silver-gold Velardeña mines which are located also in Durango State, Mexico approximately 115 kilometers from the Rodeo mine.

In early 2023, we reported that market terms for the pyrite concentrates produced from Velardeña's mined material had improved dramatically, to the point that the company was considering re-starting mining operations at Velardeña without building the bio-oxidation plant that was previously contemplated. In March 2023, we restarted Velardeña's flotation plant to process 3,000 tonnes of mineralized material that had been stockpiled during 2022 test mining. Under the new concentrate sales terms, 656 tonnes of gold-rich pyrite concentrate, 118 tonnes of silver-rich lead concentrate and 63 tonnes of zinc concentrate were sold under an offtake agreement through September 30, 2023. The three shipments that were completed generated cash receipts of approximately $1.5 million. These successful sales of concentrates on the newly improved terms validated our intent to restart Velardeña without constructing and using expensive bio-oxidation technology. Additionally, internal cash flow models using the new concentrate sales terms yielded results only slightly less attractive than models using bio-oxidation treatment, and since the new models required a much lower capital investment, we viewed them as far less risky to implement.



Velardeña's Oxide Plant Facility, Durango State, Mexico

We continued to move forward with these plans and in August 2023 we released and filed the results of an updated independent technical report prepared under S-K 1300 guidelines. The report supported our internal economic models for the Velardeña resource and potential economic results. We began development work shortly thereafter, ultimately restarting operations at the Velardeña Properties in late December 2023.

Mining activities commenced in December 2023 using the resue mining technique, a variation of cut and fill mining. However, in February 2024, we made the difficult decision to shut down operations at the mine because the performance of the mine and the processing plant during the course of the initial several months of production did not achieve the results expected by the company. Our available financial resources were no longer adequate to complete the start-up plan. We no longer intend to operate the Velardeña Properties in the future and will therefore hold them for short-term sale while we evaluate alternatives to realize value from the assets. We are operating Velardeña's oxide plant on a trial basis processing mineral under contract with a private Mexican company while we evaluate the profitability of that operation.

In March 2023, we announced completion of an initial mineral resource estimate for the Yoquivo silver-gold project, located in Chihuahua State, Mexico. Results of the estimate include 17 million ounces of silver equivalent (12.3 million ounces of silver and 64,000 ounces of gold) in 927,000 tonnes of inferred material with an average grade of 570 g/t Ag equivalent (equivalent ounces were calculated using prices of $1,840/oz gold and $24.00/oz silver). We view this very high-grade resource estimate as extremely promising, due to the very attractive silver grade and the fact that this initial resource estimate covers only a small portion of the strike length of the veins included in the estimate and a fraction of the total number of veins at Yoquivo. Due to funding constraints, we were not able to conduct additional drilling in 2023 in order to convert the inferred resource into measured and indicated. We plan to do so in 2024-2025, subject to the availability of capital.



Rodeo Mine, Durango State, Mexico

At our Sarita Este project in Salta Province, Argentina, which showed positive early results from drilling in 2022, we are in the process of completing an appeals process on the neighboring concession, Desierto 1, which, when complete, will allow us to continue to define the gold system we have identified.

Our extensive land package at El Quevar, also in Salta Province, Argentina, has been advanced under the earn-in contract with Barrick over the last four years. We expect Barrick will either continue to advance the project or return it. Either will be beneficial to the company and will allow us to continue to advance the known silver deposit at Yaxtché or allow Barrick to continue forward with the interesting gold prospect they have identified in their exploration efforts to date.

We reported to you last year that we were facing near-term challenges in the form of lower cash balances than previously forecasted. This was primarily due to Rodeo concluding its operations earlier than forecasted and at 2023 cash costs higher than forecasted. We noted that we intended to sell non-core assets and seek equity financing that would cover forecasted expenditures for calendar year 2023. We

subsequently raised $7.5 million (net of fees) from equity financing transactions as well as received $2.0 million related to the sale of non-core assets in 2023.

Since stopping operations, we intend to unwind our holdings at Velardeña and in so doing be able to continue with our exploration projects in Mexico, Argentina, and Nevada. As yet it is uncertain what the net effect will be on the company's financial resources, but I remain cautiously optimistic that we will emerge in an improved financial position.

As always, we value your partnership and continued support.

Yours sincerely,



Warren Rehn
President and CEO

CAUTIONARY INFORMATION

The information in this Annual Report to Stockholders was current as of March 18, 2024 and has been updated by subsequent press releases and filings with the United States Securities and Exchange Commission (the "SEC").

FORWARD-LOOKING STATEMENTS

The information in this Annual Report to Stockholders contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and under applicable Canadian securities laws. These statements include comments relating to (i) our anticipated near-term capital needs and potential sources of capital; (ii) our plans regarding further advancement of the El Quevar project and reimbursements paid by Barrick under the Earn-in Agreement, to fund the El Quevar project; (iii) information regarding the Yoquivo property, including the estimates included in our initial mineral resource study, our future evaluation and drilling plans, information gained from drilling activities, and exploration activities; (iv) expectations pertaining to the recovery of VAT refunds from the Mexican government; (v) projected revenue and spending for the twelve months ending December 31, 2024; and (vi) statements concerning our financial condition, business strategies, business and legal risks, and our financial outlook for 2024, including anticipated expenditures and cash inflows during the year. These statements are subject to risks and uncertainties, including, but not limited to:

- The Company's expected near-term cash needs, including the need to raise additional cash in the near-term and whether we are able to raise the necessary capital required to continue our business on terms acceptable to us or at all;
- Higher than anticipated care and maintenance costs at the Velardeña Properties in Mexico or at El Quevar in Argentina;
- Higher than anticipated costs related to the shutdown of the Velardeña Properties
- Whether we will receive the amount of VAT recovery anticipated and whether the timing of any such recovery will be delayed
- Plans regarding further advancement of the El Quevar project, including reimbursements paid by Barrick under the Earn-in Agreement to fund the El Quevar project;
- Decreases in silver and gold prices;
- Risks related to our exploration properties, including unfavorable results from exploration and whether we will be able to advance our exploration properties;
- Variations in the nature, quality and quantity of any mineral deposits that are or may be located at or our exploration properties, changes in interpretations of geological information, and unfavorable results of metallurgical and other tests.
- Whether we will be able to mine and sell minerals successfully or profitably at any of our current properties at current or future silver and gold prices and achieve our objective of becoming a mid-tier mining company
- Potential delays in our exploration activities or other activities to advance properties towards mining resulting from environmental consents or permitting delays or problems, accidents, problems with contractors, disputes under agreements related to exploration properties, unanticipated costs and other unexpected events;
- Our ability to retain key management and mining personnel necessary to successfully operate and grow our business;

- Economic and political events negatively affecting the market prices for gold, silver, zinc, lead and other minerals that may be found on our exploration properties;
- Political and economic instability in Argentina, Mexico and other countries in which we conduct our business, and future actions of any of these governments with respect to nationalization of natural resources or other changes in mining or taxation policies;
- Adverse technological changes and cybersecurity threats;
- Our ability to acquire additional concessions in Mexico based on the economic and environmental policies of Mexico's current or future governmental authorities;
- Volatility in the market price of our common stock; and
- The factors set forth under "Risk Factors" in Item 1A in the Company's Annual Report on Form 10-K for the year ended December 31, 2023, which is bound with and included in this Annual Report to Stockholders.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to
Commission file number 1-13627

GOLDEN MINERALS COMPANY
(Exact Name of Registrant as Specified in its Charter)

DELAWARE	26-4413382
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

350 Indiana Street, Suite 650	
Golden, Colorado	80401
(Address of principal executive offices)	(Zip Code)

(303) 839-5060
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.01 par value	AUMN	NYSE American

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☐   Non-accelerated filer ☒   Smaller reporting company ☒   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by checkmark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates as of June 30, 2023 was approximately $10.34 million, based on the closing price of the registrant's common stock of $1.62 per share on the NYSE American on June 30, 2023. For the purpose of this calculation, the registrant has assumed that its affiliates as of June 30, 2023 included all directors and officers and one shareholder that held approximately 19% of its outstanding common stock. The number of shares of common stock outstanding on March 18, 2024, was 14,573,252.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Definitive Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A in connection with the 2024 Annual Meeting of Stockholders are incorporated by reference in Part III of this annual report on Form 10-K.

GOLDEN MINERALS COMPANY
FORM 10-K
YEAR ENDED DECEMBER 31, 2023

INDEX

Unless otherwise specified, all dollar amounts are expressed in United States dollars and all references to "dollars" or "$" are to United States dollars.

References herein to the "Company," "we," "us" or "Golden Minerals" refer to Golden Minerals Company and, unless context requires otherwise, its subsidiaries.

FORWARD-LOOKING STATEMENTS

Some information contained in or incorporated by reference into this Annual Report on Form 10-K (this "Form 10-K") may contain forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities laws. We use the words "anticipate," "continue," "likely," "estimate," "expect," "may," "could," "will," "project," "should," "believe" and similar expressions (including negative and grammatical variations) to identify forward-looking statements. These statements include comments relating to (i) our anticipated near-term capital needs and potential sources of capital; (ii) our plans regarding further advancement of the El Quevar project and reimbursements paid by Barrick under the Earn-in Agreement, to fund the El Quevar project; (iii) information regarding the Yoquivo property, including the estimates included in our initial mineral resource study, our future evaluation and drilling plans, information gained from drilling activities, and exploration activities; (iv) expectations pertaining to the recovery of VAT refunds from the Mexican government; (v) projected revenue and spending for the twelve months ending December 31, 2024; and (vi) statements concerning our financial condition, business strategies, business and legal risks, and our financial outlook for 2024, including anticipated expenditures and cash inflows during the year. Although we believe the expectations and assumptions reflected in those forward-looking statements are reasonable, we cannot assure you that these expectations and assumptions will prove to be correct Our actual results could differ materially from those expressed or implied in these forward-looking statements as a result of various factors described in this Form 10-K, including:

- The Company's expected near-term cash needs, including the need to raise additional cash in the near-term and whether we are able to raise the necessary capital required to continue our business on terms acceptable to us or at all;
- Higher than anticipated care and maintenance costs at the Velardeña Properties in Mexico or at El Quevar in Argentina;
- Higher than anticipated costs related to the shutdown of the Velardeña Properties
- Whether we will receive the amount of VAT recovery anticipated and whether the timing of any such recovery will be delayed
- Plans regarding further advancement of the El Quevar project, including reimbursements paid by Barrick under the Earn-in Agreement to fund the El Quevar project;
- Decreases in silver and gold prices;
- Risks related to our exploration properties, including unfavorable results from exploration and whether we will be able to advance our exploration properties;
- Variations in the nature, quality and quantity of any mineral deposits that are or may be located at or our exploration properties, changes in interpretations of geological information, and unfavorable results of metallurgical and other tests.
- Whether we will be able to mine and sell minerals successfully or profitably at any of our current properties at current or future silver and gold prices and achieve our objective of becoming a mid-tier mining company
- Potential delays in our exploration activities or other activities to advance properties towards mining resulting from environmental consents or permitting delays or problems, accidents, problems with contractors, disputes under agreements related to exploration properties, unanticipated costs and other unexpected events;
- Our ability to retain key management and mining personnel necessary to successfully operate and grow our business;
- Economic and political events negatively affecting the market prices for gold, silver, zinc, lead and other minerals that may be found on our exploration properties;
- Political and economic instability in Argentina, Mexico and other countries in which we conduct our business, and future actions of any of these governments with respect to nationalization of natural resources or other changes in mining or taxation policies;
- Adverse technological changes and cybersecurity threats;

- Our ability to acquire additional concessions in Mexico based on the economic and environmental policies of Mexico's current or future governmental authorities;
- Volatility in the market price of our common stock; and
- The factors set forth under "*Risk Factors*" in Item 1A of this Form 10-K.

Many of these factors are beyond our ability to control or predict. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, such expectations may prove to be materially incorrect due to known and unknown risks and uncertainties. You should not unduly rely on any of our forward-looking statements. These statements speak only as of the date of this annual report on Form 10-K. Except as required by law, we are not obligated to publicly release any revisions to these forward-looking statements to reflect future events or developments. All subsequent written and oral forward-looking statements attributable to us and persons acting on our behalf are qualified in their entirety by the cautionary statements contained in this section and elsewhere in this Form 10-K.

CONVERSION TABLE

In this Form 10-K, figures are presented in both United States standard and metric measurements. Conversion rates from United States standard measurement systems to metric and metric to United States standard measurement systems are provided in the table below. All currency references in this Form 10-K are to United States dollars, unless otherwise indicated.

U.S. Unit	Metric Measure	Metric Unit	U.S. Measure	
1 acre	0.4047 hectares	1 hectare	2.47 acres	
1 foot	0.3048 meters	1 meter	3.28 feet	
1 mile	1.609 kilometers	1 kilometer	0.62 miles	
1 ounce (troy)	31.103 grams	1 gram	0.032 ounces (troy)	
1 ton	0.907 tonnes	1 tonne	1.102 tons	

GLOSSARY OF SELECTED MINING TERMS

"**Base Metal**" means a classification of non-ferrous metals usually considered to be of low value and higher chemical activity when compared with the precious metals (gold, silver, platinum, etc.). This nonspecific term generally refers to the high-volume, low-value metals copper, lead, tin, and zinc.

"**Breccia**" means rock consisting of fragments, more or less angular, in a matrix of finer-grained material or of cementing material.

"**Calcareous Clastic**" means sedimentary rock composed of siliciclastic particles usually of conglomerate, sand, or silt-size and cemented by calcium carbonate in the form of calcite.

"**Claim**" means a mining interest giving its holder the right to prospect, explore for and exploit minerals within a defined area.

"**Concentrates**" means the partially cleaned product of potentially economically interesting metal-bearing minerals separated from its containing rock or earth by froth flotation or other methods of mineral separation.

"**Concession**" means a grant or lease of a tract of land made by a government or other controlling authority in return for stipulated services or a promise that the land will be used for a specific purpose.

"**Core Drill**" means a rotary type of rock drill that cuts a core of rock and is recovered in long cylindrical sections, usually two centimeters or more in diameter.

"**Crown Pillar**" means a rock mass of variable geometry that is situated above the uppermost underground workings of a mine and that serves to ensure permanently or temporarily the stability of surface elements and underground workings.

"**Deposit**" means an informal term for an accumulation of minerals.

"**Development Stage**" means a project with an established resource, not in production, engaged in the process of additional studies preparing for completion of a feasibility study or for commercial extraction.

"**Diorite**" means a grey to dark grey intermediate intrusive igneous rock composed principally of plagioclase feldspar, biotite, hornblende, and/or pyroxene.

"**Euhedral**" means a well-developed degree of which mineral grains show external crystal faces.

"**Exploration Stage**" means a property that has no mineral reserves disclosed.

"**Exploration Target**" means a statement or estimate of the exploration potential of a mineral deposit in a defined geological setting where the statement or estimate, quoted as a range of tonnage and a range of grade (or quality), relates to mineralization for which there has been insufficient exploration to estimate a mineral resource.

"**Feasibility Study**" means a comprehensive technical and economic study of the selected development option for a mineral project, which includes detailed assessments of all applicable modifying factors, as defined by this section, together with any other relevant operational factors, and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is economically viable. The results of the study may serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.

"**Flotation**" means the separating of finely crushed minerals from one another by causing some to float in a froth and others to remain in suspension in the pulp. Oils and various chemicals are used to activate, make floatable, or depress the minerals.

"**Formation**" means a distinct layer of sedimentary or volcanic rock of similar composition.

"**Fracture System**" means a set or group of contemporaneous fractures formed by a stress system.

"**Grade**" means the metal content of mineralized material which for precious metals is usually expressed in troy ounces per ton (2,000 pounds) or in grams per metric tonnes, which contain 2,204.6 pounds or 1,000 kilograms.

"**Indicated mineral resource**" means that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve.

"**Inferred mineral resource**" means that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project and may not be converted to a mineral reserve.

"**Laramide Orogeny**" means a period of mountain building in western North America, which started in the Late Cretaceous age, 70 to 80 million years ago, and ended 35 to 55 million years ago.

"**Measured mineral resource**" means that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a measured mineral resource has a higher level of confidence than the level of confidence of either an indicated mineral resource or an inferred mineral resource, a measured mineral resource may be converted to a proven mineral reserve or to a probable mineral reserve.

"**Mineralization**" means the concentration of metals within a body of rock.

"**Mineral reserve**" means an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.

"**Mining**" means the process of extraction and beneficiation of mineral reserves or mineral deposits to produce a marketable metal or mineral product. Exploration continues during the mining process and, in many cases, mineral reserves or mineral deposits are expanded during the life of the mine activities as the exploration potential of the deposit is realized.

"**Monzodiorite**" means coarse-grained igneous rock consisting of essential plagioclase feldspar, orthoclase feldspar, hornblende and biotite, with or without pyroxene, with plagioclase being the dominant feldspar making up 6% to 90% of the total feldspar and varying from oligoclase to andesine in composition. The presence of the orthoclase feldspar distinguishes this rock from a diorite.

"**National Instrument 43-101**" or "**NI 43-101**" means the standards of disclosure for mineral projects prescribed by the Canadian Securities Administrators.

"**Net Smelter Return Royalty**" or "**NSR Royalty**" means a defined percentage of the gross revenue from a resource extraction operation, less a proportionate share of transportation, insurance, and processing costs.

"**Open Pit**" means a mine working or excavation open to the surface.

"**Ore**" means material containing minerals that can be economically extracted.

"**Outcrop**" means that part of a geologic formation or structure that appears at the surface of the earth.

"**Oxide**" means mineralized rock in which some of the original minerals have been oxidized (i.e., combined with oxygen).

"**Precious Metal**" means any of several relatively scarce and valuable metals, such as gold and silver.

"**Preliminary Economic Assessment**" or "**PEA**" means a study, other than a pre-Feasibility or Feasibility Study, that includes an economic analysis of the potential viability of mineral resources.

"**Probable Mineral Reserves**" means the economically mineable part of an indicated and, in some cases, a measured mineral resource.

"**Production Stage**" means a project that is actively engaged in the process of extraction and beneficiation of mineral reserves or mineral deposits to produce a marketable metal or mineral product.

"**Proven Mineral Reserves**" means the economically mineable part of a measured mineral resource and can only result from conversion of a measured mineral resource.

"**Reclamation**" means the process of returning land to another use after mining is completed.

"**Recovery**" means that portion of the metal contained in the ore that is successfully extracted by processing, expressed as a percentage.

"**Resue Mining**" means a method of mining wherein the wall rock on one side of the vein is removed before the ore is broken. This allows narrow high grade veins to be mined yielding low dilution with wall rock.

"**Sampling**" means selecting a fractional part of a mineral deposit for analysis.

"**Sediment**" means solid fragmental material that originates from weathering of rocks and is transported or deposited by air, water, or ice, or that accumulates by other natural agents, such as chemical precipitation from solution or secretion by organisms, and that forms in layers on the earth's surface at ordinary temperatures in a loose, unconsolidated form.

"**Sedimentary**" means formed by the deposition of Sediment.

"**S-K 1300**" means subpart 1300 of Regulation S-K promulgated by the U.S. Securities and Exchange Commission, which sets forth the rules and regulations for disclosure by registrants engaged in the mining industry.

"**Skarn**" means a coarse-grained metamorphic rock formed by the metamorphism of carbonate rock often containing garnet, pyroxene, epidote and wollastonite.

"**Stock**" means discordant igneous intrusion having a surface exposure of less than 40 square miles.

"**Sulfide**" means a compound of sulfur and some other metallic element or elements where sulfur is in the unoxidized form.

"**Tailings Pond**" means a low-lying depression used to confine tailings, the prime function of which is to allow enough time for processed minerals to settle out or for cyanide to be destroyed before water is reused, evaporates, or is discharged into the local watershed.

"**Tertiary**" means the first period of the Cenozoic Era (after the Cretaceous of the Mesozoic Era and before the Quaternary) thought to have covered the span of time between 2 to 3 million years ago and 65 million years ago.

"**Vein**" means a fissure, fault or crack in a rock filled by minerals that have traveled upwards from some deep source.

"**Waste**" means rock lacking sufficient grade and/or other characteristics of ore.

PART I

ITEMS 1 AND 2: BUSINESS AND PROPERTIES

Overview

We are a mining company holding a 100% interest in the Velardeña and Chicago gold-silver mining properties and associated oxide and sulfide processing plants in the state of Durango, Mexico (the "Velardeña Properties"), a 100% interest in the El Quevar advanced exploration silver property (the "El Quevar Property") in the province of Salta, Argentina (subject to the terms of the April 9, 2020, earn-in agreement (the "Earn-in Agreement") pursuant to which Barrick Gold Corporation ("Barrick") has the option to earn a 70% interest in the El Quevar Property), and a diversified portfolio of precious metals and other mineral exploration properties located primarily in or near historical precious metals producing regions of Argentina, Nevada and Mexico. The Velardeña Properties, the El Quevar Property and the Yoquivo Property in Mexico are the only properties that the Company considers material at this time. The Company also holds a 100% interest in the Rodeo gold mine (the "Rodeo Property") in Durango State, Mexico, where it ceased mining operations in 2023. We believe the mineral resource at the Rodeo Property is depleted and is no longer considered to have reasonable prospects for economic extraction.

We are primarily focused on shutting down our Velardeña Properties and holding them for short-term sale as we evaluate options to realize value from the assets as further described below under "*Material Mining Properties -Velardeña Properties*". The employees in Mexico who are currently engaged in shutting down the mine and operating the plants that process the remaining Velardeña mined material will be terminated when all of the mined material has been processed and the Properties have been placed in a state where they can be held for short-term sale while we evaluate alternatives to realize value from the assets. The other employees in Mexico, comprise an administrative group and an exploration group to continue to advance our exploration plans in Mexico and to provide oversight for corporate compliance activities as well as maintain and safeguard the value of the Velardeña Properties while they are held for short-term sale. We commenced mining activities at the Velardeña Properties in December 2023; however, mining operations were shut down in February 2024 because the initial performance of the mine and the processing plant did not achieve the expected results.

We are also focused on exploration activities at the Yoquivo Property (see "*Material Mining Properties – Yoquivo Property*").

We are also advancing our El Quevar advanced exploration property in Argentina through the Earn-in Agreement with Barrick as described below under *"Exploration Properties— El Quevar*" and continuing to evaluate and search for mining opportunities in North America (including Mexico) with near term prospects of mining, and particularly for properties within reasonable haulage distances of our processing plants at the Velardeña Properties. We are also reviewing strategic opportunities, focusing primarily on development or operating properties in North America, including Mexico.

Our management team is comprised of experienced mining professionals with extensive expertise in mineral exploration, mine construction and development, and mine operations. Our principal office is located in Golden, Colorado at 350 Indiana Street, Suite 650, Golden, CO 80401, and our registered office is the Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801. We also maintain an office at the Velardeña Properties in Mexico and exploration offices in Argentina and Mexico.

Company History

We were incorporated in Delaware under the Delaware General Corporation Law in March 2009. From March 2009 through September 2011, we focused on the advancement of our El Quevar silver project in Argentina. In September 2011, we completed a business combination transaction with ECU Silver Mining Inc. ("ECU"), resulting in our ownership of the Velardeña and Chicago silver, gold and base metals mines located in the Velardeña mining district in the State of Durango, Mexico as further described below under "*Material Mining Properties—Velardeña Properties*".

Corporate Structure

Golden Minerals Company, headquartered in Golden, Colorado, is the operating entity through which we conduct our business. We have a number of wholly owned subsidiaries organized throughout the world, including in Mexico, Canada, South America, the Caribbean and Europe. We generally hold our exploration rights and properties through subsidiaries organized in the countries in which our rights and properties are located.

Summary of Mining Properties

Although we conducted mining operations from December 2023 to February 2024 at the Velardeña Properties, and extracted minerals at the Rodeo Property in 2023, we do not have mineral reserves as defined under S-K 1300 and therefore all of our mining properties are considered to be in the exploration stage. We have approximately 11 mining properties, which are listed in the *Summary of Principal Mining Properties* below. In total, Golden Minerals' mining properties, including our options, cover approximately 76,100 hectares. The Velardeña Properties, the Yoquivo Property and the El Quevar Property are the only properties that we consider to be material at this time. Because we have ceased operations and depleted the mineral resource at the Rodeo Property, we no longer consider that property to be material.

Property locations

Mexico properties

Mexico properties, showing states of Chihuahua and Durango, Mexico



Argentina properties



United States property



Nevada
National
Orovada
Paradise Valley
Sleeper
Twin Creeks
Getchell
Midas
Pinson
Sandman
Winnemucca
Preble
Golconda
Hycroft
Rosebud
Adelaide
Lone Tree
Marigold
Gold Deposits
Sand Canyon Project
20
Miles

Summary of Principal Mining Properties

Mexico

Property	Mine and Mineral Types	Ownership, Operator, and Permitting	Facilities and Processing Plants	Recent Activities
Rodeo[1]	Gold and silver. Depleted open pit mine (surface).	100% owned or controlled, subject to royalty interest. 2 concessions covering 1866 hectares.	Fuel storage, maintenance area, portable warehouses, mobile offices.	Began mineral extraction in December 2020. Payable extraction of 31,126 oz gold and 126,151 oz silver for life of mine through the end of the third quarter 2023. Mining activities concluded during the second quarter of 2023. Processing of mined material ended in Q3 2023. We do not believe this property has material residual economic value, other than as an exploration property.
Velardeña[2]	Silver and gold with lead and zinc byproducts. Underground mines.	100% ownership of 28 mineral concessions covering 316 hectares and surface ownership of 144 hectares that contain the oxide plant and tailings area, 31 hectares containing the sulfide plant and tailings, and 35 hectares containing mine portal, offices, and maintenance shops. Permitting complete.	300 tonne per day flotation mill for sulfide material. 550 tonne per day cyanide leach mill for oxide material.	Oxide mill was used to process material from our Rodeo mine. In December 2023, we restarted mineral extraction at Velardeña. Mill processing of historic tailings material occurred in the fourth quarter of 2023. Mill processing of newly extracted material began in the first quarter of 2024. In February 2024 we elected to shut down mining operations at the Velardeña properties because the initial performance of the mine and processing plant did not achieve the expected

Property	Mine and Mineral Types	Ownership, Operator, and Permitting	Facilities and Processing Plants	Recent Activities
				results. We are engaged in contract processing for a third party on a trial basis at the oxide plant and otherwise holding the properties for short-term sale.
Yoquivo[3]	Silver and gold exploration.	100% ownership of 7 concessions (1975 hectares) subject to 2 to 3% NSR royalty interests on production, capped at $2.8 million.	No significant facilities.	Since 2020 16,565 m drilled in 70 holes. Initial inferred mineral resource estimated in 2023 of 927,000 tonnes of 570 g/t Ag eq.
Flechas	Gold and silver exploration.	100% ownership of 4 concessions (951 hectares).	No significant facilities.	Prior historic production.
Miscellaneous	Preliminary mineral exploration.	Ownership interest or right to acquire an ownership in seven individual concessions located in Durango, Zacatecas and Chihuahua.	No significant facilities.	No material exploration work has been conducted to date.

Argentina

Property	Mine and Mineral Types	Ownership, Operator, and Permitting	Facilities and Processing Plants	Recent Activities
El Quevar[4]	Silver and gold exploration. Potential surface and/or underground development.	100% ownership of 31 mining concessions (56,719 hectares). Permitting in place for exploration activities.	Camp that accommodates 100 workers.	Signed earn-in agreement with Barrick Gold ("Barrick") in April 2020. Barrick has since satisfied the $1 million work expenditure requirement.
Desierto[6]	Gold and silver exploration.	33% ownership and an option to increase to 67% ownership of 2 mining concessions (2505 hectares).One of the 2 concessions is subject to a legal dispute.	No significant facilities.	Pending JV agreement with Cascadero Copper for 51% ownership once option payments are complete.
Sarita Este[5]	Gold, silver and copper exploration.	Company owns 51%. Full JV documentation still in progress. One concession totaling 830 hectares. Drill permit received.	No significant facilities.	In January 2022, announced initial results from 2,518-meter diamond drill program and plans for trenching and drilling in 2022 field campaign. In August 2022, announced results from second phase 1,286-meter diamond drill program. In December 2022, announced results from third phase 1,825-meter diamond drill program.
Carolina and Tocota	Preliminary mineral exploration.	Company has ownership interest in 14 concessions in the San Juan and Santa Cruz provinces.	No significant facilities.	No material exploration work has been conducted to date.

Nevada, United States

Property	Mine and Mineral Types	Ownership, Operator, and Permitting	Facilities and Processing Plants	Recent Activities
Sand Canyon [6]	Gold and silver exploration.	We have the option to earn a 60% interest from Golden Gryphon Enterprises: $2.5 million over 5 years. plus $0.14 million cash payments (now complete). Contains 280 claims totaling 2308 hectares. Drill permit received.	No significant facilities.	Announced results from initial drill program completed Q1 2020. Currently evaluating results and considering future activities. Earn-in period extended by amendment to agreement.

(1) See "*Material Mining Properties— Rodeo Property*" for additional details, including a summary of mineral extraction.
(2) See "*Material Mining Properties —Velardeña Properties*" for additional details.
(3) See "*Material Mining Properties —Yoquivo*" for additional details.
(4) See "*Material Mining Properties —El Quevar*" for additional details.
(5) See "*Exploration Properties —Desierto / Sarita Este*" for additional details.
(6) See "*Exploration Properties —Sand Canyon*" for additional details.

Quality Assurance and Quality Control

Our internal controls relating to Quality Assurance and Quality Control ("QA/QC") consist of monitoring the chain of custody of samples and including blanks, duplicates, and reference material standards in each batch of samples for lab analysis, consistent with industry standards and best practices. Additionally, umpire check assays are regularly submitted and analyzed to ensure lab performance, as well as continuous oversight and review by senior staff to ensure all QA/QC procedures and protocols are followed under company standards and guidelines.

QA/QC data is rigorously reviewed and analyzed to ensure its quality for use in exploration and mineral resource and estimation efforts. All mineral resource and estimation efforts are reviewed internally along with undergoing an external detailed peer review and edit process. Although there is inherent risk to any mineral resource estimation, we attempt to minimize risk by following strict QA/QC company procedures and protocols as well as continued and rigorous internal and external review.

No Proven or Probable Mineral Reserves/Exploration Stage Company

We are considered an exploration-stage company under the criteria of S-K 1300 because we have not demonstrated the existence of mineral reserves at any of our properties. Under S-K 1300, the Securities and Exchange Commission ("SEC") defines a "mineral reserve" as "an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project." To have mineral resources, there must be reasonable prospects for economic extraction. Per the SEC, "probable mineral reserves" are the economically mineable part of an indicated and, in some cases, a measured mineral resource and "proven mineral reserves" can only result from measured mineral resources. Mineral reserves cannot be considered proven or probable unless and until they are supported by a preliminary feasibility study or feasibility study, indicating that the mineral reserves have had the requisite geologic, technical and economic work performed and are economically and legally extractable.

We have not completed a preliminary feasibility study or feasibility study with regard to any of our properties to date. We expect to remain an exploration stage company for the foreseeable future. We will not exit the exploration stage until such time, if ever, that we demonstrate the existence of proven or probable mineral reserves that meet the guidelines under S-K 1300. Only the Velardeña Properties and Yoquivo Property have reportable resources as of the year ended December 31, 2023.

Summary of Mineral Resources at December 31, 2023

	Measured Mineral Resources			Indicated Mineral Resources			Measured + Indicated Mineral Resources			Inferred Mineral Resources		
	Amount tonnes	Grade g/t	Quantity oz	Amount tonnes	Grade g/t	Quantity oz	Amount tonnes	Grade g/t	Quantity oz	Amount tonnes	Grade g/t	Quantity oz
Gold												
Mexico												
Velardeña Properties[1]	298,400	6.21	59,600	656,700	5.53	116,700	955,100	5.74	176,300	1,329,300	5.19	221,900
Yoquivo Property[2]										937,000	2.10	64,000
Total oz			**59,600**			**116,700**			**176,300**			**285,900**
Silver												
Mexico												
Velardeña Properties	298,400	375	3,598,900	656,700	379	7,999,800	955,100	378	11,598,700	1,329,300	430	18,393,700
Yoquivo property										937,000	410	12,300,000
Total oz			**3,598,900**			**7,999,800**			**11,598,700**			**30,693,700**

* Rounded to nearest 100, columns might not total due to rounding

1. Based on $1,826/oz Au and $22.71/oz Ag, $1.02/lb. Pb, $1.31/lb. Zn at $195/t NSR cutoff
2. Based on $1,840/oz Au and $24/oz Ag at 200 g/t Ag eq. cutoff and 85% Ag and Au recoveries

Description of Material Mining Properties

Velardeña Properties

Location, Access and Facilities

The Velardeña Properties are comprised of two underground mines and two processing plants, which are located within the Velardeña mining district in the municipality of Cuencamé, in the northeast quadrant of the State of Durango, Mexico, approximately 65 kilometers southwest of the city of Torreón, Coahuila and approximately 140 kilometers northeast of the city of Durango, which is the capital of the State of Durango. The Velardeña Properties are centered on UTM grid coordinates 2774300 N and 632200 E (WGS 84 datum, zone 13). This property contains the Santa Juana mine which has been the focus of mining efforts since 1995, as well as the historical Terneras, San Juanes, and San Mateo mines.

The Chicago property is located approximately 2 km south of the Velardeña property and is centered at UTM grid coordinates 2772480 N and 631867 E (WGS 84 datum, zone 13). This property contains the historical Los Muertos-Chicago mine.

The mines are reached by a seven-kilometer gravel road from the village of Velardeña which is reached by paved highway from Torreón and Durango. The Velardeña mining district is situated in a temperate hot, semi-arid region.

Although we do not have defined mineral reserves pursuant to S-K 1300 and the Velardeña Properties are in the exploration stage, we have extracted minerals from the Velardeña Properties in the past. Of the two underground mines comprising the Velardeña Properties, the Velardeña mine includes five different major vein systems including the Terneras, Roca Negra, San Mateo, Santa Juana and San Juanes systems. During 2015, we mined from the San Mateo, Terneras and Roca Negra vein systems as well as the Santa Juana vein system to augment grades as mining and processing rates ramped up. From December 2023 to February 2024, we mined from the Santa Juana, San Mateo, and Roca Negra vein systems.

We own a 300-tonne per day flotation sulfide mill situated near the town of Velardeña. The mill includes three flotation circuits in which we can process sulfide material to make lead, zinc and pyrite concentrates. We also own a conventional 550-tonne per day cyanide leach oxide mill with a Merrill-Crowe precipitation circuit and flotation circuit located adjacent to our Chicago mine. We are currently processing oxide material at the oxide mill by contract on a trial basis. We continue to evaluate and search for other oxide and sulfide feed sources, focusing on sources within haulage distance of our sulfide and oxide mills at the Velardeña Properties.

We installed a new regrind mill circuit at the Velardeña oxide plant specifically designed to process the harder mined material coming from the Rodeo Property, which was completed in April 2021. The new circuit allowed us to increase daily throughput of Rodeo material in the oxide plant to at least 500 tonnes per day.

The recent rise in precious metals prices, newer favorable concentrate terms, the results of our testing activities along with the results from recent metallurgical and economic analysis prompted us to pursue the preparation of another updated PEA in Q3 of 2023. We had previously completed a separate updated PEA in March 2022 based partly on projected increased gold recoveries from a proposed bio-oxidation circuit to treat gold-bearing pyrite concentrates; ultimately the associated capital expenditures became too high to further pursue the bio-oxidation circuit option. In March 2022, we filed an updated PEA Technical Report Summary and 43-101 Technical Report supporting a possible economic operation at Velardeña using the optimized flotation parameters, BIOX treatment of pyrite concentrates and employing resue mining techniques to control dilution. In May 2022 we began additional test-mining activities with a new mining contractor to evaluate productivity and dilution of resue mining on the principal veins accessible from the San Mateo decline in part to validate the PEA assumptions. The results of the test mining met expected productivity metrics but did not meet anticipated dilution metrics on some of the veins mined. We continued to evaluate modified mine plans and mining techniques to address dilution issues. Mining activities commenced in December 2023 using the resue mining technique, a variation of cut and fill mining. In February 2024, we decided to shut down operations at the mine because the initial performance of the mine and the processing plant during the course of the initial several months of production did not achieve the results expected by the Company. We no longer intend to operate the Velardeña Properties in the future and will therefore, hold them for short-term sale while we evaluate alternatives to realize value from the assets.

Power for all of the mines and plants is provided through substations connected to the national grid.

Water is provided for all of the mines by wells located in the valley adjacent to the Velardeña Properties. In Mexico, water concessions are granted by the National Commission of Water ("CNA"). Currently no new water concessions are being granted by the CNA; however, companies can acquire water concessions through purchase or lease from current concession holders. We hold title to three wells located near the sulfide plant and hold certificates of registration to three wells located near the oxide plant. We are licensed to pump water from all six wells up to a permitted amount. We are required to make annual payments to the CNA to maintain our rights to these wells. In 2023 we made

such payments totaling approximately $116,000 and expect to pay approximately $94,000 in 2024. We are required to pay a nominal additional fee to the CNA each year if we use too much water from a particular well or alternatively if we do not use a minimum amount of water from a particular well.

The following map shows the location of the Velardeña Properties.



U.S.A.
MEXICO
Pacific Ocean
Velardena Project
DURANGO
Torreon
Durango
Mazatland
Mexico City
Golden Minerals
Figure 4 . 1
Property Location Map
Projection: UTM Zone 13, Northern Hemisphere (WGS 84)
Date: Feb. 2022
100 Kilometres
Kilometres

Property History

Exploration and mining in the Velardeña district extended back to at least the late 1500s or early 1600s, with large scale mining beginning in 1888 with the Velardeña Mining and Smelter Company. In 1902, the mining properties were acquired by ASARCO, who mined the property until 1926 when the mines were closed. For the next 35 years, the mines were operated from time to time by small companies and local miners. The property was nationalized in 1961, and in 1968 the sulfide processing plant was built by the Mexican government. In 1994, William Resources acquired the concessions comprising the Velardeña Properties. In 1997, ECU Gold (the predecessor to ECU Silver Mining Inc.) purchased from William Resources the subsidiaries that owned the concessions and the sulfide processing plant. The oxide processing plant was acquired in 2004. In 2011, we acquired ECU Silver Mining Inc.

Title and Ownership Rights

We hold the concessions comprising the Velardeña Properties through our wholly owned Mexican subsidiary Minera William S.A. de C.V. At present, a total of 28 mineral concessions comprise the Velardeña Properties. The

Velardeña Properties concessions encompass approximately 316 hectares. The mineral concessions vary in size, and the concessions comprising each mineral property are contiguous within each of the Velardeña and Chicago properties. We are required to pay annual concession holding fees to the Mexican government to maintain our rights to the Velardeña mining concessions. In 2023, we made such payments totaling approximately $29,000 and expect to pay approximately $32,000 in 2024. We also own the surface rights to 144 hectares that contains the oxide plant, tailings area and access to the Chicago mine, along with surface lands that may be required for potential plant expansions.

The Velardeña Properties are in part subject to the Mexican ejido system requiring us to contract with the local communities, or ejidos, surrounding our properties to obtain surface access rights needed in connection with our mining and exploration activities. We currently have contracts with two ejidos to secure surface rights for our Velardeña Properties with a total annual cost of approximately $56,000. We have a ten-year contract with the Velardeña ejido, which provides surface rights to certain roads and other infrastructure at the Velardeña Properties through 2031 and a 25-year contract with the Vista Hermosa ejido, which provides exploration access and access rights for roads and utilities for our Velardeña Properties until 2038.

The following Velardeña Properties exploitation concessions are identified below by name and number in the Federal government Public Registry of Mining.

Mine/Area		Name of Exploitation Concession		Concession Number	
Velardeña		AMPL. DEL ÁGUILA MEXICANA		85580	
		ÁGUILA MEXICANA		168290	
		LA CUBANA		168291	
		TORNASOL		168292	
		SAN MATEO NUEVO		171981	
		SAN MATEO		171982	
		RECUERDO		171983	
		SAN LUIS		171984	
		LA NUEVA ESPERANZA		171985	
		LA PEQUEÑA		171988	
		BUEN RETIRO		172014	
		UNIFICACIÓN SAN JUAN EVANGELISTA		172737	
		UNIFICACIÓN VIBORILLAS		185900	
		BUENAVENTURA No. 3		188507	
		EL PÁJARO AZÚL		188508	
		BUENAVENTURA 2		191305	
		BUENAVENTURA		192126	
		LOS DOS AMIGOS		193481	
		VIBORILLAS NO. 2		211544	
		KELLY		218681	
Chicago		SANTA TERESA		171326	
		SAN JUAN		171332	
		LOS MUERTOS		171986	
		EL GAMBUSINO		171987	
		AMPLIACIÓN SAN JUAN		183883	
		MUÑEQUITA		196313	
		SAN AGUSTÍN		210764	
		LA CRUZ		189474	

Geology and Mineralization

The Velardeña district is located at the easternmost limit of the Sierra Madre Occidental on the boundary between the Sierra Madre Oriental and the Mesa Central sub-provinces. Both of these terrains are underlain by Paleozoic and probably Precambrian basement rocks.

The regional geology is characterized by a thick sequence of limestone and minor calcareous clastic sediments of Cretaceous age, intruded by Tertiary plutons of acidic to intermediate composition. During the Laramide Orogeny, the sediments were folded into symmetrical anticlines and synclines that were modified into a series of asymmetrical overturned folds by a later stage of compression.

A series of younger Tertiary stocks have intruded the older Cretaceous limestone over a distance of approximately 15 kilometers along a northeast to southwest trend. The various mineral deposits of the Velardeña mining district occur along the northeast southwest axis and are spatially associated with the intrusions and their related alteration.

An important northwest-southeast fracture system is associated with these intrusions and, in many cases, acts as the main focus of mineralization. The Velardeña Properties are underlain by a thick sequence of limestone that corresponds to rocks of the Aurora and Cuesta del Cura formations of Lower Cretaceous age.

Several types of Tertiary intrusive rocks are present in the Velardeña district. The largest of these intrusives outcrops on the western flank of the Sierra San Lorenzo and underlies a portion of the Velardeña Properties. It is referred to as the Terneras pluton and forms a northeast oriented, slightly elongated body, considered to represent a diorite or monzodiorite that outcrops over a distance of about 2.5 kilometers. The adjacent limestone has been altered by contact metamorphism (exoskarn), and locally the intrusive has been metamorphosed (endoskarn).

The following is a description of the individual geological characteristics and mineralization found on each of the properties comprising the Velardeña and Chicago mines.

The following is a description of the individual geological characteristics and mineralization found on each of the properties comprising the Velardeña and Chicago mines.

Velardeña Mine

The Santa Juana, Terneras, San Juanes and San Mateo vein deposits on the Velardeña property are hosted by Aurora Formation limestone, the Terneras intrusion and related skarn. The limestone is intruded by a series of multiphase diorite or monzodiorite stocks (Terneras intrusion) and dikes of Tertiary age that outcrop over a strike length of approximately 2.5 kilometers.

Two main vein systems are present on the Velardeña property. The first is a northwest striking system as found in the Santa Juana deposit, while the second is east-west trending and is present in the Terneras, San Juanes and San Mateo deposits.

In the Santa Juana deposit, vein trends are steeply northeast dipping and northwest trending. The Terneras, San Juanes and San Mateo veins all strike east-west and dip steeply north. The most extensive of these is the Terneras vein, which was mined in the past over a strike length of 1,100 meters. All of these veins are observed to have extensive strike lengths and vertical continuity for hundreds of meters. The mineralogy of the east-west system is somewhat different in that it contains less arsenic than the northwest Santa Juana veins.

Mineralization in the deposits located at the Velardeña mine occurs primarily in epithermal quartz-calcite veins with associated lead, zinc, silver, and copper minerals including gold hosted mostly in arsenopyrite and pyrite, typical of the polymetallic vein deposits of northern Mexico. The veins are usually thin, normally in the 0.2 meter to 0.5 meter range, but consistent along strike and down dip. Coxcomb and rhythmically banded textures are common.

Chicago Mine

The geologic setting of the Chicago property is very similar to that at the Velardeña mine. The oldest rocks outcropping at Chicago are folded limestone of the Aurora Formation which were intruded by Tertiary diorite stocks and dikes. Intrusive rocks occupy the western portion of the property with a northeast orientation. The limestone-diorite contact exhibits widespread recrystallization and marble formation overprinted by a distinctive green calc-silicate alteration dominated by grossular garnet and lesser wollastonite.

As at Velardeña, a system of post-mineralization faults striking northwest-southeast cuts and locally displaces mineralized structures. These faults are normally filled with calcite and can have widths up to 10 m near the surface.

In the Chicago mine, rhyolitic volcanic rocks and calcareous conglomerate of the Ahuichila Formation unconformably overlie the mineralized sequence across the eastern half of the area. Mineralization is similar to that encountered at Santa Juana mine in terms of mineralogy, host rocks, geometry of the structures and vein continuity.

Mineralization at the Chicago Mine is similar to the Velardeña mine in terms of mineralogy, host rocks, geometry of the structures, and continuity. The difference between the two is geometric - northwest striking veins dipping to the northeast at Velardeña instead of northeast striking veins dipping to the southeast at Chicago. The major veins at Chicago are the Chicago vein, the Escondida vein, and the Gambusino vein.

Mineral Resource Estimate

Estimated mineral resources for the Velardeña Properties are shown in Table 1 from the Technical Report Summary update completed by Tetra Tech in August 2023 (the "August 2023 Technical Report Summary"). The resource is reported by mineral type and resource class for all veins. Resources were calculated as diluted to a minimum mining width of 0.7 meters and are reported at a $195 NSR cutoff. For the oxide mineralized material, zinc and lead were previously reported as resources. It has since been determined they do not have a reasonable expectation of economic extraction at this time and have not been included in this update. The updated estimate of the August 2023 Technical Report Summary is different from March 2022 Technical Report Summary, which presented an estimate of mineral resources as of December 31, 2021. The Company evaluated metal prices based on long-term average consensus prices from 22 banks from April 2023 to determine updated metal price assumptions, which are considered reasonable for the purpose of the updated August 2023 Technical Report Summary.

Table 1 Velardeña Properties – Summary of Silver and Gold Mineral Resources at December 31, 2023[4] based on $22.71/troy ounce Ag, $1,826/troy ounce Au, $1.02/lb. Pb, and $1.31/lb. Zn [1][2][3]

Classification	Mineral Type	NSR Cut off	Tonnes	Grade Ag g/t	Grade Au g/t	Grade Pb%	Grade Zn%	Ag oz	Au oz	Pb lb.	Zn lb.
Measured	Sulfide	195	203,200	402	6.02	1.71	2.08	2,625,900	39,300	7,680,000	9,306,300
Indicated	Sulfide	195	462,700	402	5.32	1.68	2.08	5,983,000	79,200	17,090,700	21,173,100
Measured + Indicated	Sulfide	195	665,900	402	5.54	1.69	2.08	8,608,900	118,500	24,770,700	30,479,400
Inferred	Sulfide	195	1,059,900	413	5.10	1.81	2.26	14,067,200	173,700	42,294,600	52,697,800
Measured	Oxide	195	95,200	318	6.62			973,000	20,300		
Indicated	Oxide	195	194,000	323	6.01			2,016,800	37,500		
Measured + Indicated	Oxide	195	289,200	321	6.21			2,989,800	57,800		
Inferred	Oxide	195	269,400	500	5.56			4,326,400	48,200		
Measured	All	195	298,400	375	6.21	1.71	2.08	3,598,900	59,600	7,680,000	9,306,300
Indicated	All	195	656,700	379	5.53	1.68	2.08	7,999,800	116,700	17,090,700	21,173,100
Measured + Indicated	All	195	955,100	378	5.74	1.69	2.08	11,598,700	176,300	24,770,700	30,479,400
Inferred	All	195	1,329,300	430	5.19	1.81	2.26	18,393,700	221,900	42,294,600	52,697,800

Notes:
(1) Tetra Tech was the qualified person for the preparation of the mineral resource estimate for the Velardeña Properties.
(2) Resources are reported as diluted tonnes and grade to 0.7 m fixed width.
(3) Columns may not total due to rounding.

The mineral resource estimate shown above has been tabulated using a $195/t NSR cutoff grade based on the price assumptions shown in Table 2 below. The resource tabulation is presented based on based on long-term average consensus prices from 22 banks from April 2023. The prices used are $22.71/troy ounce Ag, $1,826/troy ounce Au, $1.02/lb. Pb, and $1.31/lb. Zn. We believe those price assumptions remain reasonable as of December 31, 2023.

Table 2: Cutoff price assumptions

Assumption	Value
Ag Price $/oz	22.71
Au Price $/oz	1,826
Pb Price $/lb.	1.02
Zn Price $/lb.	1.31

NSR has been calculated with concentrate characteristics and marketing terms supplied by Golden Minerals. Metal contributions are dependent on the concentrate and mineral type, and the overall recoveries are shown in Table 3.

Table 3: NSR metallurgical recovery assumptions

Metal	Sulfide Metallurgical Recovery %
Au	64
Ag	81
Pb	51
Zn	42

Velardeña Properties Activities

Given the recent rise in precious metals prices, newer favorable concentrate terms, the results of our testing activities along with the results from recent metallurgical and economic analysis prompted us to pursue the preparation of the updated PEA in August 2023. Results from the PEA were positive and led us to decide to restart mining in December 2023 without the need for modifying our process facility. Mining commenced in December 2023 and flotation processing of newly mined mineral material commenced in February 2024. However, at the end of February 2024 we decided to shut down operations at the Velardeña Properties because the performance of the mine and the processing plant during the course of the initial several months of production did not achieve our expected results. We are holding the properties for short-term sale.

Infrastructure


GOLDEN
MINERALS COMPANY
Velardeña - Property Infrastructure
Velardena Ejido
Santa Juana Mine
Terneras Mine
San Mateo Mine
Mine Offices
La Noria Well
24055 m3 per year
El Rancho Well
17945 m3 per year
La Discordia Well
24655 m3 per year
Concentrate Warehouse
Sulphide Plant
Mine Lab
Velardena
Oxide Plant
Tailings Pond
Chicago Mine
Vista Hermosa Ejido
2775000mN
2770000mN
Water Well No. 3
157690 m3 per year
Water Well No. 2
73584 m3 per year
Water Well No. 1
168192 m3 per year
SITE:
Velardeña Project, DGO
TITLE:
Surface Infrastructure
SCALE:
1:45,000
DATE:
Feb, 2022
DATUM:
WGS84_13N
0
1.0km
630000mE
Legend
Water Well
GMC owned surface lands
Velardena Concessions
Facility
50KV power-line
Vista Hermosa Ejido
Velardena Ejido

The Velardeña and Chicago mines are fully developed underground with 10,122 meters of drift and ramp development and 2,278 meters of raise development. Surface installations include maintenance shops, offices, and systems for water, electricity, and compressed air as required for underground mining.

We own the equipment required for mining. The key pieces of equipment include scoop-trams, underground trucks and drilling jumbos. We also own the jacklegs required for stoping and underground development (narrow drifts) and ventilation equipment in use underground.

Plant 1 is designed to process sulfide material in a conventional flow sheet of crushing, grinding, and differential flotation to produce three separate concentrates: lead-silver, zinc, and pyrite.

Figure 1 shows the processing flow sheet for Plant 1


ROM
Mineralized Material
Crushing Circuit
(Jaw/Cone Crushers)
Fine Ore
Grinding Circuit
(Ball Mill (2) - Cyclones)
Final Lead
Concentrate
Lead Flotation
(Roughers/ Scavengers/ Cleaners)
Lead Concentrate
(Thickener/Filter)
Tailings
Final Lead
Concentrate
To Market
Zinc Flotation
(Roughers/ Scavengers/ Cleaners)
Final Zinc
Concentrate
Tailings
Zinc Concentrate
(Thickener/Filter)
Final Pyrite (Fe)
Concentrate
Pyrite Flotation
(Roughers/ Scavengers/ Cleaners)
Final Zinc
Concentrate
To Market
Pyrite (Fe) Concentrate
Thickener
Final Mill Tailings
To Tailings Dam
BIOX Circuit
Stock Tank

Figure 1: Process plant flow sheet for Plant 1

The sulfide plant was originally constructed in 1966 and has been upgraded and rebuilt several times, most recently in 2014 prior to use in 2015 and in 2017 in preparation for a re-start of the Velardeña and Chicago mines. The book value of the plant as of December 31, 2023 is zero.

The oxide processing plant at Velardeña is a conventional agitated cyanide leach facility and has an operating capacity of up to 550 tpd depending on material hardness and grind size requirements. It was used to process mineralized material from our Rodeo Mine. The book value of the plant as of December 31, 2024 is $1.1 million. We are currently processing oxide material at the oxide mill for a third party by contract on a trial basis.

Environmental Matters and Permitting

We hold environmental licenses and environmental impact assessments that allow us to run our mines, plants and tailing facilities at our Velardeña Properties. We are required to update our environmental licenses and environmental impact assessments for expansion of or modification to any of the existing two processing plants. The construction of new infrastructure beyond the current plant facilities also would require additional permitting, which could include environmental impact assessments and land use permits.

Certain Laws Affecting Mining in Mexico

Mexico, officially the United Mexican States, is a federal constitutional republic in North America and bordered by the United States of America, Belize and Guatemala. Mexico is a federal democratic republic with 31 states and Mexico City. Each state has its own constitution and its citizens elect a governor, as well as representatives, to their respective state congresses. The President of Mexico is the head of the executive federal government. Executive power is exercised by the President, while legislative power is vested in the two chambers of the Congress of the Union. The three constitutional powers are the Judiciary, the Executive and the Legislature which are independent of each other.

Legislation Affecting Mining

The Mining Law, originally published in 1992 and amended in 1996, 2005, 2006 2014, and 2023 is the primary legislation governing mining activities in Mexico. Other significant legislation applicable to mining in Mexico includes the regulations to the Mining Law, the Federal Law of Waters, the Federal Labor Law, the Federal Law of Fire Arms and Explosives, the General Law on Ecological Balance and Environmental Protection and regulations, the Federal Law of Duties and the Federal Law on Metrology and Standards.

The Concession System

Under Mexican law, mineral deposits are property of the Mexican republic, and a mining concession, granted by the executive branch of the federal government, is required for the exploration, exploitation and processing of mineral deposits. Mining concessions may only be granted to Mexican individuals domiciled in Mexico or companies incorporated and validly existing under the laws of Mexico. Mexican companies that have foreign shareholders must register with the National Registry of Foreign Investments and renew their registration on an annual basis. Mining concessions grant rights to explore and exploit mineral deposits but do not grant surface rights over the land where the concession is located. Mining concession holders are required to negotiate surface access with the landowner or holder (e.g., agrarian communities) or, should such negotiations prove unsuccessful, file an application with the corresponding administrative authority (Ministry of Economy or Ministry of Agrarian-Territorial-Urban Development) to obtain an easement, temporary occupancy, or expropriation of the land, as the case may be. An application for a concession must be filed with the Mining Agency or Mining Delegation located closest to the area to which the application relates.

Mining concessions have a term of 50 years from the date on which title is recorded in the Public Registry of Mining. Holders of mining concessions are required to comply with various obligations, including the payment of certain mining duties based on the number of hectares of the concession and the number of years the concession has been in effect. Failure to pay the mining duties can lead to cancellation of the relevant concession. Holders of mining concessions are also obliged to carry out and prove assessment works in accordance with the terms and conditions set forth in the Mining Law and its regulations. The regulations to the Mining Law establish minimum amounts that must be spent or invested on mining activities. A report must be filed in May of each year regarding the assessment works carried out during the preceding year. The mining authorities may impose a fine on the mining concession holder if one or more proof of assessment work reports is not timely filed.

Pursuant to amendments to the federal corporate income tax law, effective January 2014, additional duties are imposed on mining concession holders; See "—*Taxes in Mexico*" below.

Environmental Legislation

Mining projects in Mexico are subject to Mexican federal, state and municipal environmental laws and regulations for the protection of the environment. The principal legislation applicable to mining projects in Mexico is the federal General Law of Ecological Balance and Environmental Protection, which is enforced by the Federal Bureau of Environmental Protection, commonly known as "PROFEPA". PROFEPA is the federal entity in charge of carrying out environmental inspections and negotiating compliance agreements. Voluntary environmental audits, coordinated through

PROFEPA, are encouraged under the federal General Law of Ecological Balance and Environmental Protection. PROFEPA monitors compliance with environmental legislation and enforces Mexican environmental laws, regulations and official standards. If warranted, PROFEPA may initiate administrative proceedings against companies that violate environmental laws, which proceedings may result in the temporary or permanent closure of non-complying facilities, the revocation of operating licenses and/or other sanctions or fines. According to the Federal Criminal Code, PROFEPA must inform the relevant governmental authorities of any environmental crimes that are committed by a mining company in Mexico.

Concession holders under the exploration stage may submit themselves to comply with the Mexican Official Norm: NOM-120-SEMARNAT-1997, which provides, among other things, that mining exploration activities to be carried out within certain areas must be conducted in accordance with the environmental standards set forth in NOM-120-SEMARNAT-1997; otherwise, concession holders are required to file a preventive report or an environmental impact study prior to the commencement of the exploration, exploitation and processing of mineral resources. An environmental impact study is required for exploitation and processing of mineral resources activities.

In 2014 Mexico developed an energy policy applicable to private investment companies whereby new mining concessions are now subject to prior approval from the Ministry of Energy. Current mining concessions forming the Velardeña Properties are not subject to or affected by this approval requirement, but any new mining concessions acquired will be subject to this additional approval.

Taxes in Mexico

Mexico has a federal corporate income tax rate of 30%, and there are no state taxes on corporate net income. In determining their corporate income tax, entities are allowed to subtract from gross income various deductions permitted by law, and they are allowed a ten-year carry-forward of net operating losses. Pursuant to amendments to the federal tax laws effective January 1, 2014, a 10% withholding tax is charged on dividends distributed to shareholders, regardless of the tax residence of the recipient, out of after-tax profits. However, in the case of nonresident shareholders the limitations and tax rates provided in the treaties to avoid double taxation will prevail. A foreign resident company is subject to income tax if it has a permanent establishment in Mexico. In general, a permanent establishment is a place of business where the activities of an enterprise are totally or partially carried out and includes, among others, offices, branches and mining sites.

Under the 2014 amendments to the federal corporate income tax law, titleholders of mining concessions are required to pay an annual special duty of 7.5% of their mining related profits. Titleholders of mining concessions also are required to pay a 0.5% special mining duty, or royalty, on an annual basis, on revenues obtained from the sale of silver, gold and platinum. Both the 7.5% annual special duty and the 0.5% duty are due at the end of March each year. The special duty of 7.5% is generally applicable to earnings before income tax, depreciation, depletion, amortization, and interest. In calculating the special duty of 7.5%, there are no deductions related to depreciable costs from operational fixed assets, but exploration and prospecting depreciable costs are deductible when incurred. Both duties are tax deductible for income tax purposes.

Mexico has several taxes in addition to income tax that are relevant to most business operations, including (i) the Value Added Tax ("VAT"); (ii) import duties; (iii) various payroll taxes; and (iv) statutorily entitled employee profit sharing ("PTU"). In addition, annual mining concession fees are charged by the government.

VAT in Mexico is charged upon alienation of goods, performance of independent services, grant of temporary use or exploitation of goods, or import of goods or services that occur within Mexico's borders, at a rate of 16%. There is no VAT in the case of export of goods or services or for the sale of gold, jewelry, and gold metalwork with a minimum gold content of 80%, excluding retail sale to the general public. The sale of mining concessions is subject to VAT as concessions are not considered to be land. VAT paid by a business enterprise on its purchases and expenses may usually be credited against its liability for VAT collected from customers on its own sales. This creditable VAT may also be directly refunded, but under new regulations beginning in January 2019, the creditable VAT can no longer offset other

Mexican federal taxes. At December 31, 2023, the Company recorded a net VAT receivable in Mexico of $3.1 million, related to the Velardeña Properties and the Rodeo operations. Subsequent to December 31, 2023, the Company has recovered approximately $2.1 million in VAT receivable. The Company expects that the remaining current amounts will be recovered within a one-year period.

Import duties apply for goods and services entering the country, unless specifically exempted due to a free trade agreement or registered under specific programs like IMMEX. Payroll taxes are payable in most states including Durango and Coahuila, and social security, housing and pension contributions must be made to the federal government when paying salaries.

Employees of Mexico entities are statutorily entitled to a portion of the employer's pre-tax profits, "PTU". The rate of profit sharing is currently 10% of the employer's taxable income as defined by the Income Tax law. A taxpayer may reduce its income tax base by an amount equal to the PTU. Certain companies are exempt from paying PTU, which include companies in the extractive industry (principally the mining industry) during the period of exploration.

Yoquivo

Location, Access and Facilities

The Yoquivo Project is located 210 km west–southwest of the city of Chihuahua, in Ocampo Municipality, Chihuahua State. The approximate centroid of the project concessions is located at 28°2'12.2"N latitude, 108°2'37.2"W longitude. The closest town to the Project is Basaseachi, approximately 24 km to the northwest of the project area. The town can support basic exploration activities, and currently the Company rents a house in Basaseachi as the base for project exploration activities. The Project can be reached via a series of paved and unpaved roads from Basaseachi.

The area has a long tradition of mining, and within 50 km of the project area are several large open pit and underground precious metal mines. These mines source the majority of their workforces from the local communities. There is sufficient skilled and unskilled labour in the communities near to the Yoquivo Project to provide skilled and unskilled labour for the Project.

The Comisión Federal de Electricidad (the state power company) constructed a 115 kV powerline to the town of Basaseachi in 2005, and the community of San Francisco de Yoquivo is connected to the main power grid. However, it is likely that these lines would need to be upgraded to support any future operations at the Yoquivo Project.

Property History

We acquired our interest in the Yoquivo Project in 2017 from the Yoquivo group of concessions (El Dollar, La Copa, San Francisco de Yoquivo, La Niña, Dolores, and La Restauradora) from Alejandro Dozal González and Paola Gabriela Dozal González in March 2022. The acquisition consisted of a total payment of $480,000 over 54 months and payment of US$125,140 to settle all outstanding property taxes the original concessions owners owed to the Mexican government. The Esperanza concession was acquired from Maria Esthela Parra Quezada, María del Carmen Parra Quezada, Jesús Antonio Parra Quezada and Emiliano Hurtado Montaño on July, 29 2019 for a total payment of $250,000 over 36 months. Prior to our ownership of the property, work conducted at the site included limited narrow-vein mining activities, surface geological and reconnaissance mapping, mapping and sampling of historical excavations, rock chip and channel sampling, a regional helicopter geophysical survey, and core drilling. Several companies owned an interest in the Project prior to our ownership, including Cia. Minera La Rastra, S.A., Mead Exploration Co., Sydney Resources Corporation, West Timmins Mining Inc., and Konigsberg Corporation. During our period of ownership we have completed surface geological and reconnaissance mapping, mapping and sampling of selected historical excavations, rock chip and channel sampling, core drilling, and initial internal metallurgical studies.

Title and Ownership Rights

The Yoquivo Project is 100% held by Golden Minerals, subject to royalty interests. Third-party NSR royalties are payable on all of the concessions, and range from 2–3%, capped at $2.8M, in the aggregate.

The Yoquivo Project consists of seven mining concessions with an area totalling about 1,975 hectars, located within the Ocampo municipality, Chihuahua State. In Mexico, mining concessions are granted by the Economy Ministry and are considered exploitation concessions with a 50-year term. All payments of mining duties and taxes for the concessions are up to date, and the required proof of annual labour forms have been filed for the concessions.

The following map shows the location of the Yoquivo Project along with the Company and third-party concessions.


Rancheria Yoquivo
La Esperanza
La Restauradora
La Nina
Dolores
El Dollar
San Francisco de Yoquivo
La Copa
Arroyo La
Legend
Yoquivo Concessions
3rd Party Concessions
Ejido Boundary
Village
Road
Stream
Municipality Boundary
SITE:
Yoquivo Project, CHI
TITLE:
Mineral Concessions
SCALE: 1:40,000
DATE: Dec, 2022
DATUM: UTM WGS84 Zone 12N
0
1Km
2km
N

Name of Mine Concession	Concession File Number
El Dolar	214876
La Copa	223499
San Francisco de Yoquivo	220851
La Niña	217475
Dolores	216491
La Restauradora	217476
La Esperanza	218071

The claims are located on the San Francisco de Yoquivo ejido. Although the mineral rights are independent of the surface rights, access to the claim block is granted through an agreement between the concession holder and the San Francisco de Yoquivo ejido that does not have a direct interest in the mineral claims. Minera de Cordilleras signed a five-year temporary access agreement in May 2018 with the San Francisco de Yoquivo ejido to allow the company to conduct exploration activities within the mineral concessions. We are currently negotiating a new access agreement with the ejido to allow a continuation of exploration activities.

Geology and Mineralization

The mineralization types within the vein systems at Yoquivo are examples of low-sulphidation systems. The Yoquivo Project is located within the Sierra Madre Occidental volcanic belt (Sierra Madre), an arc formed by eastward subduction of the Pacific Plate. The Sierra Madre is a metallogenic terrane well known for its epithermal precious metal deposits.

The mineralization on the Yoquivo Project consists of several epithermal quartz veins in four principal vein systems (Pertenencia, San Francisco, Dolar and Esperanza). Individual vein systems have been mapped and sampled over >3,000 m strike lengths and range from 0.2 m to >5 m in width.

In general, at surface, the veins are sulphide-poor, and have textures typical of a low-sulphidation epithermal environment, including fine colloform to crustiform banding, bladed calcite textures, and open-space filling textures. Outside of the principal mineralized structures and their adjacent stockwork zones, veins are mostly limited to isolated single veins, minor subparallel veins, or small patches of stockwork veins. Orientations of these minor veins are varied, but most commonly dip steeply to the southeast.

Veins have narrow haloes of silicification, local argillic alteration, and distally grade into weak chloritic alteration. The walls of the vein structure sometimes have sharp boundaries, but it is also quite common for the vein to consist of anastomosing veinlets and stockwork veinlets.

Sulphides are generally pyrite with rare argentite, and locally minor galena–sphalerite–chalcopyrite, and total sulphide content is generally <5%. In the oxide zone, the sulphides are leached, leaving either casts or pseudomorphs of goethite–hematite.

Property Activities

The initial exploration drilling was conducted in 2007 by West Timmins, who drilled eight core holes totaling 2,473 m. Drill data from the West Timmins campaign are not used in mineral resource estimation because no original assay certificates, down-hole survey or assay quality assurance and quality control (QA/QC) data are currently available to us for this drilling campaign. In addition, no drill holes from this campaign intersected the Pertenencia vein system. From 2020 to 2022, we drilled 70 core holes totaling 16,565m. A total of 78 core holes, totaling 19,039 meters have been drilled at Yoquivo.

On average, the true width of mineralization is about 50–80% of the core length but varies depending on local orientation of the mineralized zones and the drill hole orientation.

Metallurgical Testwork

Two composite samples for preliminary test work were collected from coarse rejects of Yoquivo core samples. These composites were designed to represent low grade and medium grade mineralized material at Yoquivo. Metallurgical investigations included creating composites, conducting head assays for gold, silver, cyanide soluble gold, and cyanide soluble silver, conducting duplicate bench top agitated leach tests, and flotation tests. Metallurgical tests were designed and conducted by personnel at the Velardeña metallurgical laboratory.

The samples responded very well to flotation. Gold recoveries were between 84% and 95% and silver recoveries were between 82% and 89%. The flotation kinetics were quick as gold recoveries near 70% and silver recoveries near 60% were achieved in the first minute.

Recoveries of 85% for gold and silver were recommended by the QP for use in assessing reasonable prospects of economic extraction when performing the mineral resource estimate. These forecasts can support estimation of inferred mineral resources.

Mineral Resource Estimate

The initial mineral resource estimate for the Yoquivo property was completed in February 2023 by the Company. Mineral resources are reported by vein. The mineral resource tabulation shown below is based on price forecasts for $1,840/oz Au and $24/oz Ag, respectively. In support of these price assumptions, the Company relied on a review of long-term mining analysts and investment bank forecasts; pricing used in technical reports filed with Canadian regulatory authorities during 2022; pricing reported by major mining companies in public filings such as annual reports and management discussion and analyses during 2022; and three-year trailing average pricing.

Yoquivo Property - Summary of Gold and Silver Mineral Resources at December 31, 2023 based on $1,840 oz/Au and $24 oz/Ag

Vein	Tonnes	Ag (g/t)	Au (g/t)	AgEq (g/t)	Ag (koz)	Au (koz)	AgEq (koz)
Pertenencia	244,000	630	2.9	850	4,930	23	6,690
Camila	285,000	330	2.0	490	3,070	18	4,470
Camila Hanging Wall	170,000	300	1.8	440	1,610	10	2,370
New	118,000	560	1.6	680	2,130	6	2,570
Esperanza	120,000	150	1.8	290	570	7	1,130
Total	937,000	410	2.1	570	12,310	64	17,230

Notes to accompany mineral resource table:

1. Mineral resources have been classified using the mineral resource definitions set out in S-K 1300. The estimate was prepared as of February 24, 2023 and the Company believes the assumptions used in preparation of the estimate remain reasonable as of December 31, 2023 .

2. The mineral resource estimate was completed by the Company. Aaron Amoroso, an employee of the Company, reviewed the work completed by the Company and is the Qualified Person for the mineral resource estimate for the Yoquivo property.

3. Reported Inferred resources include crown pillar portions, defined as: Pertenencia Vein 24,000 tonnes @ 1,680 g/t Ag, 6.2 g/t Au and 2,160 g/t AgEq for 1,310 koz Ag, 5 koz Au and 1,690 koz AgEq; New Vein 15,000 tonnes @ 420 g/t Ag, 2.2 g/t Au and 590 g/t AgEq for 210 koz Ag, 1 koz Au and 290 koz AgEq; Esperanza Vein 22,000 tonnes @ 130 g/t Ag, 1.8 g/t Au and 270 g/t AgEq for 90 koz Ag, 1 koz Au and 190 koz AgEq

4. Mineral resources assume a traditional underground cut-and-fill mining method; a silver price of US$24/oz, a gold price of US$1,840/oz, a minimum mining width of 1 m; assumed silver and gold metallurgical recovery of 85%; an average mining cost of $75 /t mined; average processing and general and administrative cost of US$50/t processed; transportation and selling cost of $0.95/oz Ag and $15/oz Au; and a gold and silver royalty of 2%.

5. Mineral resources are reported insitu within a grade shell constructed from composites above a cut-off grade of 200 g/t silver equivalent (AgEq), where AgEq = Ag g/t + Au g/t * (1,840/24), where 1,840 is the gold price per ounce in U.S. dollars, and 24 is the silver price per ounce in U.S. dollars. Recovery for Au is equal to recovery for Ag.

6. All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

A portion of the vein systems at Yoquivo have been the subject of historical mining. The majority of the historical mining has been conducted on the San Francisco vein system, but there is evidence that some historical mining has occurred on the Pertenencia and Esperanza vein systems. There is no evidence for mining on the Camila and Camila HW vein systems. There are some small prospect pits on the New vein system but no evidence of any historical mining. Our drilling in the upper part of the Pertenencia vein system encountered old workings in some of the drill holes. Adjacent drill holes located less than 10 meters away from those drill holes did not intersect workings, suggesting that the workings are small and erratic, and may represent development on the vein rather than large areas of stoping.

Certain Laws Affecting Mining in Mexico

Our current and proposed operations at the Yoquivo Property are subject to a variety of laws affecting mining operations in Mexico. For a discussion of these laws, see "*Material Mining and Properties - Velardeña Properties - Certain Laws Affecting Mining in Mexico*" above.

Taxes

For a discussion of the taxes that apply generally to mining projects in Mexico, see "*Material Mining Properties - Velardeña Properties - Taxes in Mexico*".

El Quevar

Location and Access

Our El Quevar silver exploration project is located at 24°21'20.4"S latitude and 66°48'13.3"W longitude in the San Antonio de los Cobres municipality, Salta Province, in the altiplano region of northwestern Argentina, approximately 300 kilometers by road northwest of the city of Salta, the capital city of the province. The project is also accessible by a 300-kilometer dirt and gravel road from the city of Calama in northern Chile. The small village of Pocitos, located about 20 kilometers to the west of El Quevar, is the nearest settlement. We have established a camp approximately 10 kilometers west of the project to house project workers. A high-tension power line is located approximately 40 kilometers from the site, and a high-pressure gas line devoted to the mining industry and subsidized by the Salta government is located within four kilometers of the El Quevar camp. There is a permitted well for non-potable water on the property with ample volume for exploration purposes and with potential to be increased to accommodate future production needs.

The El Quevar project is located near Nevado Peak with altitudes at the concessions ranging from 3,800 to 6,130 meters above sea level. The climate of the area is high mountain desert, with some precipitation in summer (such as snow) and little snow in winter. The following map shows the location of the El Quevar project.



67°0'0"W
66°0'0"W
24°0'0"S
25°0'0"S
N
OLACAPATO
SAN ANTONIO DE LOS COBRES
POCITOS
TOLAR GRANDE
Salta
EL QUEVAR PROJECT CLAIM BOUNDARY
SALTA
CAMPO QUIJANO
Argentina
Quevar Claims
Salta Province
Kilometers
0 12.5 25 50
GOLDEN MINERALS COMPANY
EL QUEVAR PROJECT LOCATION MAP
Salta, Argentina
MARCH 2018

Property History

Mining activity in and around the El Quevar project dates back at least 80 years. Between 1930 and 1950, there was lead and silver extraction from small workings in the area, but we have no mining records from that period. The first organized exploration activities on the property occurred during the 1970s, although no data from that period remains. Over the last 30 years, several companies have carried out exploration activity in the area, including BHP Billiton, Industrias Peñoles, Mansfield Minerals and Hochschild Mining Group, consisting primarily of local sampling with some limited drilling programs.

Title and Ownership Rights

According to Argentine law, mineral resources are subject to regulation in the provinces where the resources are located. Each province has the authority to grant mining exploration permits and mining exploitation concession rights to applicants. The Federal Congress has enacted the National Mining Code and other substantive mining legislation, which is applicable throughout Argentina; however, each province has the authority to regulate the procedural aspects of the National Mining Code and to organize the enforcement authority within its own territory.

In the province of Salta, where the El Quevar project is located, all mining concessions are granted by a judge in the Salta Mining Court. The El Quevar project is comprised of exploitation concessions. Exploitation concessions are subject to a canon payment fee (maintenance fee) which is paid in advance twice a year (before June 30th and December 31st of each calendar year). Each time a new mining concession is granted, concession holders are exempt from the canon payment fee for a period of three years from the concession grant date. However, this exemption does not apply to the grant of vacant exploitation concessions; only to the grant of new mining concessions.

The El Quevar project is currently comprised of 31 mining concessions that we hold directly or indirectly through our wholly owned subsidiaries. In total, the El Quevar project encompasses approximately 57,000 hectares. The area of most of our exploration activities at El Quevar is within the concessions that are owned by Silex Argentina S.A., our wholly owned subsidiary.

We are required to pay a 1% net smelter return royalty on the value of all minerals extracted from the El Quevar II concession and a 1% net smelter return royalty on one-half of the minerals extracted from the Castor concession to the third party that owns the royalties on these concessions. We can purchase one half of the royalty for $1 million in the first two years of mining. The Yaxtché deposit is located primarily on the Castor concession. We may also be required to pay a 3% royalty to the Salta Province based on the net smelter value of minerals extracted from any of our concessions less costs of processing. To maintain all of the El Quevar concessions, we paid fees to the Argentine government of approximately $5,000 in 2023. In 2024 we expect to pay approximately $30,000.

The following El Quevar mine concessions are identified below by name and file number in the Salta Province Registry of Mines.

Name of Mine Concession	Concession File Number	
Quevar II	17114	
Quirincolo I	18036	
Quirincolo II	18037	
Castor	3902	
Vince	1578	
Armonia	1542	
Quespejahuar	12222	
Toro I	18332	
Quevar Primera	19534	
Quevar Novena	20215	
Quevar Decimo Tercera	20501	
Quevar Tercera	19557	
Quevar Vigesimo Tercero	21043	
Quevar 10	20219	
Quevar Vigesimo Primera	20997	
Quevar Vigesimo Septima	22403	
Quevar IV	19558	
Quevar Vigesimo Cuarto	21044	
Quevar 11	20240	
Quevar Quinta	19617	
Quevar 12	20360	
Quevar Decima Quinta	20445	
Quevar Sexta	19992	
Quevar 19	20706	
Quevar Vigesimo Sexta	22087	
Quevar Vigesimo Segundo	21042	
Quevar Séptima	20319	
Quevar Veinteava	20988	
Mariana	15190	
Arjona II	18080	
Quevar Vigesimo Quinto	21054	

The surface rights at El Quevar are controlled by the Salta Province. There are no private properties within the concession area. To date, no issues involving surface rights have impacted the project. Although we have unrestricted access to our facilities, we have been granted easements to further protect our access rights.

Barrick Earn-In Agreement

In April 2020, we entered into the Earn-In Agreement with Barrick, pursuant to which Barrick has acquired an option (the "Option") to earn a 70% interest in the Company's El Quevar. Pursuant to the terms of the Earn-In Agreement,

in order to earn an undivided 70% interest in the El Quevar project, Barrick must: (A) incur a total of $10 million in work expenditures over a total of eight years ($0.5 million per year in years one and two, $1.0 million per year in years three, four and five, and $2.0 million per year in years six, seven and eight); (B) deliver to the Company a National Instrument 43-101 compliant pre-feasibility study pursuant to the parameters set forth in the Earn-In Agreement; and (C) deliver a written notice to exercise the Option to us within the term of the Earn-In Agreement. Barrick may withdraw from the Earn-In Agreement at any time after spending a minimum of $1.0 million in work expenditures and upon providing us with 30 days' notice. Barrick has met the $1 million in work expenditures that would allow them to withdraw from the Earn-in Agreement.

Upon satisfaction of the earn-in conditions and exercise of the Option, we will form a new entity ("NewCo") that will hold the El Quevar properties. NewCo will be 70% owned by Barrick and 30% owned by us. Funding of NewCo will be based on Barrick's and our respective ownership, and industry standard dilution mechanisms will apply in the case of funding shortfalls by either shareholder.

During the earn-in period, originally scheduled from April 9, 2020 to April 9, 2028, in addition to the exploration spending, Barrick will fund the holding costs of the property, which will qualify as work expenditures. Barrick will reimburse us for expenses related to maintaining the exploration camp which will initially be run by us under a service agreement, which will also qualify as work expenditures. Through December 31, 2023, approximately $2.3 million of expenses incurred by us were reimbursed under the Earn-In Agreement.

Due to the COVID-19 pandemic and related legal restrictions on mining exploration in Salta, Argentina, Barrick declared a force majeure event under the Earn-In Agreement. As a result of the force majeure event, the earn-in period and other applicable deadlines in the Earn-In Agreement were extended by 119 days. The force majeure event is no longer in effect.

Geology and Mineralization

The geology of the El Quevar project is characterized by silver-rich veins and disseminations in Tertiary volcanic rocks that are part of an eroded stratovolcano. Silver mineralization at El Quevar is hosted within a broad, generally east-west-trending structural zone and occurs as a series of north-dipping parallel sheeted vein zones, breccias and mineralized faults situated within an envelope of pervasively silicified brecciated volcanic rocks. There are at least three sub-parallel structures that extend for an aggregate length of approximately 6.5 kilometers. Several volcanic domes (small intrusive bodies) have been identified and mineralization is also found in breccias associated with these domes, especially where they are intersected by the structures. The silver mineralization at the Yaxtché zone is of epithermal origin. The cross-cutting nature of the mineralization, the assemblage of sulfide and alteration minerals, and the presence of open spaces with euhedral minerals, all point to an origin at shallow to moderate depths (a few hundred meters below surface) from hydrothermal solutions.

Exploration Properties

In addition to Velardeña, El Quevar, and Yoquivo, we currently control a portfolio of approximately 13 exploration properties located primarily in certain traditional precious metals producing regions of Mexico, Nevada and Argentina. We do not consider any of our other exploration properties to be individually material, including those noted below.

In 2024 we plan to focus our exploration efforts primarily on evaluating and searching for mining opportunities in North America with near term prospects of mining. We are also focused on continuing our exploration efforts on selected properties in our portfolio.

A brief discussion of certain of our exploration properties is below. We do not believe any of the below are individually material to us at this time.

Sarita Este

In December 2019, we paid $150,000 to enter into an option agreement with Cascadero Minerals Corporation ("Cascadero") to acquire a 51% interest in the gold/copper Sarita Este concession, located in the northwest portion of the Province of Salta, Argentina, located near the Taca Taca project owned by First Quantum Minerals. The option agreement called for us to spend at least $0.3 million in exploration expenditures and complete a 2,000-meter drill program by the end of 2021, another $0.5 million by the end of 2022, and another approximately $1.6 million by 2023 for a total $2.5 million. We have exceeded the drilling requirements and have spent approximately $3.0 million since entering into the agreement in December 2019. We have completed the earn-in requirements and now hold 51% of the property subject to completion of the JV paperwork which is in progress. In the fourth quarter of 2021, we completed the first drill program ever conducted at Sarita Este, which involved drilling 10 diamond drill holes totaling 2,518 meters to explore untested epithermal gold-silver and copper porphyry targets. In January 2022, we announced assay results from the drill program, which we believe indicate the potential for a significant gold system. We completed a second drill program in June 2022 designed to offset and further delineate mineralization associated with the gold interval encountered in the first drill program. We believe that the assay results from that program point to a potentially economic shallow oxidized gold system.

Santa Maria

In December 2023, we sold the Santa Maria property, a gold and silver exploration property in Mexico, to a private party for $1.5 million in cash plus a 1.5% net smelter royalty on gold and silver production to a cap of $1.0 million.

Sand Canyon

During the second quarter of 2019 we entered into an earn-in agreement with Golden Gryphon Explorations for the Sand Canyon project located in northwestern Nevada, where surface work has identified a large system of epithermal veins with potential for gold and silver deposits. We have since amended that agreement on two occasions in order to extend the time period during which we are able to satisfy the spending commitments. The option agreement provides us with the opportunity to earn a 60% interest in the Sand Canyon project by spending $2.5 million in exploration expenses over six years. We paid $25,000 cash and $50,000 in reimbursed exploration expenditures to acquire the option and $35,000 cash in 2020 on the first anniversary of the agreement, and have made payments of a total additional $100,000 ($50,000 in 2021 and $50,000 in 2022). Through December 31, 2023, we have spent $2.4 million toward the $2.5 million earn-in requirement, fulfilling all but the final 2025 minimum expenditures and the minimum drill commitment. The earn-in agreement has been amended by mutual agreement to extend the dates for completion as shown.

We completed an initial drill program of approximately 1,800 meters in 4 diamond drill holes. The drill holes were placed to target surface geochemical and geophysical anomalies associated with epithermal veining observed in outcrops. Drill holes tested the two principal epithermal vein target areas on the property, the DeLong Canyon target and the Sand Canyon target. The drill hole collared to test the DeLong Canyon target did not encounter any veins or significant anomalous geochemical values. Interpretation shows that a fault offset likely caused the drill hole to miss the vein system as projected from surface. The three drill holes collared to test the veins and anomalies in the Sand Canyon target area all intersected narrow vein and breccia structures with low anomalous values of Ag, As, Sb, and Mo. No potentially economic concentrations of precious metals were encountered in any of the four drill holes. Plans for further testing of the mineralized system are being considered.

Our Competitive Strengths and Business Strategy

Our business strategy is to establish Golden Minerals as a mid-tier precious metals mining company focused in North America and Argentina. We also review strategic opportunities from time to time.

Velardeña Properties. Due to continuing net operating losses, we suspended mining and sulfide processing activities at the Velardeña Properties during the first half of November 2015. In June 2021 we began limited scale mining activities at our Velardeña underground mine to obtain further bulk samples for use in final optimization of a then-contemplated bio-oxidation plant design and for use in additional flotation separation studies. Given the newer favorable concentrate terms first announced in early 2023, the results of our testing activities and the results of recent metallurgical and economic analysis, we pursued the preparation of another updated PEA in August 2023. Mining operations restarted in December 2023 and ceased in February 2024. We do not intend to re-start the operation and are holding the properties for short-term sale.

Yoquivo. The initial mineral resource reported for Yoquivo is the first step in moving the property into focus as a potential development property for the company. As financial resources allow, we intend to continue to evaluate prospects for economic mineral extraction at Yoquivo.

Exploration Focus. We are focused on evaluating and searching for mining opportunities in North America with high precious metal grades and low development costs with near term prospects of mining, and particularly properties within reasonable haulage distances of our Velardeña processing plants. We also continue to advance our El Quevar silver project in Salta Province, Argentina through an earn-in agreement with Barrick. We are continuing our exploration efforts on selected properties in our portfolio of exploration properties located in Mexico, Nevada and Argentina.

Experienced Management Team. We are led by a team of mining professionals with approximately 60 years of combined experience in exploration, project development, and operations management, primarily in the Americas. Our executive officers have held senior positions at various large mining companies including, among others, Cyprus Amax Minerals Company, INCO Limited, Meridian Gold Company, Barrick Gold Exploration and Noranda Exploration.

Executive Officers of Golden Minerals

Name	Age	Position
Warren M. Rehn	69	President and Chief Executive Officer; Director
Julie Z. Weedman	59	Senior Vice President and Chief Financial Officer
Pablo Castanos	51	Executive Vice President

Warren M. Rehn (69). Mr. Rehn was appointed President of our Company in May 2015 and appointed Chief Executive Officer and director in September 2015. Mr. Rehn previously served as Senior Vice President, Exploration and Chief Geologist since December 2012 and served as Vice President, Exploration and Chief Geologist since February 2012. From 2007 until February 2012, Mr. Rehn held various positions at Barrick Gold Exploration, Inc., serving most recently as Chief Exploration Geologist for the Bald Mountain and Ruby Hill mining units. From 2005 until 2007, Mr. Rehn was a consulting geologist for Gerson Lehman Group, which provides consulting services to various industries, including geology and mining. Mr. Rehn served as a Consulting Senior Geologist at Placer Dome Exploration, Inc. in 2004 and as an independent consulting geologist throughout the Americas from 1994 until 2003. He served as a Senior Geologist at Noranda Exploration, Inc. from 1988 until 1994. Mr. Rehn holds an M.S. in Geology from the Colorado School of Mines and a B.S. in Geological Engineering from the University of Idaho. Mr. Rehn also serves as a director of the Company, and in determining Mr. Rehn's qualifications to serve on our board of directors, the board has considered, among other things, his experience in the mining industry, including his exploration and geology expertise and experience at several mining companies, as well as his history with the Company.

Julie Z. Weedman (59). Ms. Weedman joined Golden Minerals in January of 2022 as Vice President Finance, assuming the Senior Vice President and Chief Financial Officer role in April 2022. Prior to joining Golden Minerals, Ms. Weedman served as Vice President Finance of Aerospace Contacts LLC from March 2020 to January 2022. She previously served as controller for Cupric Canyon Capital LLC from March 2015 until December 2019 and as corporate controller of

Mercator Minerals Ltd. from June 2012 to January 2015. Prior to joining Mercator, Ms. Weedman worked from 2006 to 2012 for Ducommun Corporation, serving in several capacities including site controller and group controller for its Ducommun Technologies division. She also spent 10 years at Phelps Dodge Corporation in various financial roles including assistant controller of Chino Mines Co. in Silver City, New Mexico. Ms. Weedman began her career in public accounting with Deloitte & Touche. She holds a B.S. in accountancy from Northern Arizona University.

Pablo Castanos (51). Mr. Castanos joined Golden Minerals in July of 2023 as Executive Vice President. Prior to joining Golden Minerals, since 2016, Mr. Castanos acted as a private investor in real estate development and construction companies located in Querétaro, Mexico and Austin, Texas. Mr. Castanos has more than twenty years of global and strategic expertise, including twelve years in the mining industry, in positions focusing on strategic planning, finance, compliance, sustainability, government affairs and risk management. He holds a Master of Business Administration in Finance from a joint graduate program conducted by the Massachusetts Institute of Technology (MIT) and Gabriela Mistral University in Santiago, Chile

Metals Market Overview

We are an emerging precious metals exploration company with silver and gold mining properties in Mexico and a large, advanced exploration silver project in Argentina. Descriptions of the markets for these metals are provided below.

Silver Market

Silver has traditionally served as a medium of exchange, much like gold. Silver's strength, malleability, ductility, thermal and electrical conductivity, sensitivity to light and ability to endure extreme changes in temperature combine to make it a widely used industrial metal. While silver continues to be used as a form of investment and a financial asset, the principal uses of silver are industrial, primarily in electrical and electronic components, photography, jewelry, silverware, batteries, computer chips, electrical contacts, and high technology printing. Silver's anti-bacterial properties also make it valuable for use in medicine and in water purification. Additionally, the use of silver in the photovoltaic and solar panel industries is growing rapidly, and new uses of silver are being developed in connection with the use of superconductive wire and radio frequency identification devices.

Most silver product is obtained from mining in which silver is not the principal or primary product. The Silver Institute, an international silver industry association, noted that for 2022 only around 28% of output came from so-called primary silver mines, where silver is the main source of revenue.

The following table sets forth for the periods indicated on the London Fix high and low silver fixes in U.S. dollars per troy ounce. On March 8, 2024, the closing price of silver was $24.50 per troy ounce

		Silver		
Year		High		Low
2013		$ 32.23		$ 18.61
2014		$ 22.05		$ 15.28
2015		$ 18.23		$ 13.71
2016		$ 20.71		$ 13.58
2017		$ 18.56		$ 15.22
2018		$ 17.52		$ 14.13
2019		$ 19.31		$ 14.38
2020		$ 19.31		$ 12.01
2021		$ 28.89		$ 21.53
2022		$ 29.59		$ 17.77
2023		$ 26.03		$ 20.09
2024		$ 24.50		$ 22.09

* Through March 8, 2024.

Gold Market

Gold has two main categories of use: fabrication and investment. Fabricated gold has a variety of end uses, including jewelry, electronics, dentistry, industrial and decorative uses, medals, medallions and official coins. Gold investors buy gold bullion, official coins and jewelry. The supply of gold consists of a combination of production from mining and the draw-down of existing stocks of gold held by governments, financial institutions, industrial organizations and private individuals.

The following table sets forth for the periods indicated on the London Fix PM high and low gold fixes in U.S. dollars per troy ounce. On March 8, 2024, the closing price of gold was $2,171 per troy ounce.

		Gold		
Year		High		Low
2013		$ 1,694		$ 1,192
2014		$ 1,385		$ 1,142
2015		$ 1,296		$ 1,049
2016		$ 1,366		$ 1,077
2017		$ 1,346		$ 1,151
2018		$ 1,355		$ 1,178
2019		$ 1,546		$ 1,270
2020		$ 1,672		$ 1,527
2021		$ 1,957		$ 1,685
2022		$ 2,039		$ 1,629
2023		$ 2,078		$ 1,811
2024		$ 2,171		$ 1,985

* Through March 8, 2024.

Employees

We currently have 194 employees, including 8 in the United States, approximately 177 in Mexico who are primarily involved with the Velardeña operations, and 9 in Argentina.

Competition

There is aggressive competition within the mining industry for the acquisition of a limited number of mineral resource opportunities, and many of the mining companies with which we compete have greater financial and technical resources than we do. Accordingly, these competitors may be able to spend greater amounts on acquisitions of mineral properties of merit, as well as on exploration and advancement of their mineral properties. We also compete with other mining companies for the acquisition and retention of skilled mining engineers, mine and processing plant operators and mechanics, geologists, geophysicists and other experienced technical personnel. Our competitive position depends upon our ability to successfully and economically advance new and existing silver and gold properties. Failure to achieve and maintain a competitive position could adversely impact our ability to obtain the financing necessary for us to advance our mineral properties.

Available Information

We make available, free of charge through our website at www.goldenminerals.com, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. Information on our website is not incorporated into this annual report on Form 10-K and is not a part of this report. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

ITEM 1A: RISK FACTORS

Investors in Golden Minerals should consider carefully, in addition to the other information contained in, or incorporated by reference into, this annual report on Form 10-K, the following risk factors:

Risk Factors related to our Financial Circumstances

There is substantial doubt about whether we can continue as a going concern.

At February 29, 2024, our aggregate cash and cash equivalents totaled approximately $2.4 million. In the absence of sufficient sales of non-core assets, equity financing or other external funding the Company's cash balance is expected to be depleted during the second quarter of 2024. Therefore, our continuation as a going concern is dependent upon our achieving future external funding or a strategic transaction. However, there is no assurance that we will be successful pursuing asset sales, financing or a strategic transaction. Accordingly, there is substantial doubt as to whether our existing cash resources and working capital are sufficient to enable us to continue our operations for the next 12 months as a going concern. Ultimately, in the event that we cannot obtain additional financial resources, we may have to liquidate our business interests and investors may lose their investment. The accompanying consolidated financial statements have been prepared assuming that our company will continue as a going concern. Continued operations are dependent on our ability to obtain additional financial resources. Such additional financial resources may not be available or may not be available on reasonable terms. Our consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty. Such adjustments could be material.

We are an exploration stage company and do not have a long-term source of revenue.

We have a history of operating losses. Although our Rodeo Property generated revenue and free cash flow in 2021 and 2022, that project concluded operations as expected in 2023. We restarted mineral extraction at the Velardeña Properties in late December 2023; however, we elected to shutdown mining operations in February 2024 because initial production did not achieve our expected results. Since we were unable to generate sufficient revenue and net operating margins from operating the Velardeña Properties, we are dependent on future external financing to fund our corporate expenses and exploration activities. There is no assurance that such financing will be available on acceptable terms or at all. See "*—We may not have access to sufficient future capital.*"

Our results of operations, cash flows and the value of our properties are highly dependent on the market prices of gold and silver and certain base metals, and these prices can be volatile.

The value of our mining properties is directly related to the market price of gold, silver, and certain base metals. The price of gold and silver may also have a significant influence on the market price of our common stock. The market prices of these metals historically have fluctuated significantly and are affected by numerous factors beyond our control, including (i) global or regional consumption patterns; (ii) supply of and demand for silver and gold on a worldwide basis; (iii) speculative and hedging activities; (iv) expectations for inflation; (v) political and economic conditions; (vi) supply of, and demand for, consumables required for extraction and processing of metals, and (vii) general economic conditions worldwide. In the event metal prices decline or remain low for prolonged periods of time, we might be unable to advance or develop our exploration properties, which may adversely affect our results of operations, financial performance, and cash flows. An asset impairment charge may result from the occurrence of unexpected adverse events that impact market value of our non-producing properties, including a material diminution in the price of metals.

We may not have access to sufficient future capital.

We expect to require additional external financing to fund our continuing business activities.

We do not have a credit, off-take or other commercial financing arrangement in place that would finance our general and administrative costs and other working capital needs to fund our continuing business activities in the future, and we believe that securing credit for these purposes would be challenging. In addition, commercial financing arrangements may not be available on favorable terms or on terms that would not further restrict our flexibility and ongoing ability to meet our cash requirements over a reasonable period of time.

We also may not be able to obtain funding by monetizing additional non-core exploration or other assets at an acceptable price. Although we may be able to access public equity markets, significant equity issuances may be dilutive to our existing stockholders.

We cannot assure you that we will be able to obtain financing to fund our general and administrative costs and other working capital needs to fund our continuing business activities in the future on favorable terms or at all. Failure to obtain financing could result in delay or indefinite postponement of further mining operations or exploration and construction and the possible partial or total loss of our interest in our properties, or liquidation of the Company.

Failure to meet the maintenance criteria of the NYSE American may result in the delisting of our common stock, which could result in lower trading volumes and liquidity, lower prices of our common shares and make it more difficult for us to raise capital.

Our common stock is listed on the NYSE American LLC (the "NYSE American"), and we are subject to its continued listing requirements, including maintaining certain share prices and a minimum amount of stockholders' equity On June 6, 2023, we received written notification (the "Notice") from the NYSE American that the Company was not in compliance with Section 1003(a)(iii) of the NYSE American Company Guide (the "Company Guide"). We are required to report a stockholders' equity of $6.0 million or more if the Company has reported losses from continuing operations and/or net losses in its five most recent fiscal years. The Notice noted that the Company reported a stockholders' equity of $4.1 million as of March 31, 2023, and losses from continuing operations and/or net losses in each of its five most recent fiscal years ended December 31, 2022. As a result, we have become subject to the procedures and requirements of Section 1009 of the Company Guide and were required to submit a plan of compliance by July 6, 2023, addressing how the Company intends to regain compliance with Section 1003(a)(iii) of the Company Guide by December 6, 2024 (the "Compliance Deadline"). We are currently attempting to re-gain compliance with the NYSE American listing requirements, however, there is no assurance that we will be successful in doing so.

If we are not in compliance with the continued listing standards by the Compliance Deadline, or if we do not make progress consistent with the plan of compliance during the plan period, the NYSE American staff may initiate delisting proceedings as appropriate. If we are delisted from the NYSE American, it may have an adverse impact on our share price and may make it more difficult for us to raise capital in the future.

The impact of our 1-for-25 reverse stock split on the future market price of our common stock, and our ability to maintain the listing of our common stock on the NYSE American, is uncertain.

On May 30, 2023, we filed an amendment to our Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to effectuate, effective June 9, 2023, a one-for-25 reverse stock split of the shares of the Company's common stock, par value $0.01 per share. The Company's common stock began trading on a split-adjusted basis on June 9, 2023. In connection with the reverse stock split, the total number of shares of common stock authorized for issuance was reduced from 350,000,000 shares to 28,000,000 shares in proportion to the reverse stock split. Our decision to undergo the reverse stock split was prompted by receipt of a notice letter from NYSE American citing our low stock price and NYSE American's concerns about our compliance with its continued listing standards (see "—*Failure to meet the maintenance criteria of the NYSE American may result in the delisting of our common stock, which could result in lower trading volumes and liquidity, lower prices of our common shares and make it more difficult for us to raise capital.*") If our stock price falls below the NYSE American's listing requirements, NYSE American may suspend trading of our common stock and commence delisting proceedings.

The continued effect of the reverse stock split on our stock price cannot be predicted with any certainty, and the history of reverse stock splits for us and other companies, is varied, particularly since some investors may view a reverse stock split negatively. In addition, the reverse stock split may decrease the liquidity of our common stock and result in higher transaction costs. Lastly, the reverse stock split increased the number of stockholders owning "odd lots" of fewer than 100 shares, which generally means that trading our stock results in higher transaction costs. Accordingly, the reverse stock split may not achieve the desired results of increasing marketability and liquidity.

Risks Related to our Operations

Increased operating and capital costs could adversely affect our results of operations.

Costs are affected by the price and availability of input commodities, such as fuel, electricity, labor, chemical reagents, explosives, steel, concrete and mining and processing related equipment and facilities. Commodity costs are, at times, subject to volatile price movements, including increases that could make mineral extraction less profitable. Further, changes in laws and regulations can affect commodity prices, uses and transport. Reported costs may also be affected by changes in accounting standards. A material increase in costs could have a significant effect on our results of operations and operating cash flow.

We could have significant increases in capital and operating costs over the next several years in connection with the development of new projects in challenging jurisdictions and in the sustaining and/or expansion of existing mining and processing operations. Costs associated with capital expenditures may increase in the future as a result of factors beyond our control, such as inflation or due to supply chain constraints or delays. Increased capital expenditures may have an adverse effect on the results of operations and cash flow generated from existing operations, as well as the economic returns anticipated from new projects, or may make the development of future projects uneconomic.

We are party to a collective bargaining agreement with a union in Mexico that, together with labor and employment regulations, could adversely affect our mining activities and financial condition.

Mine employees in Mexico are typically represented by a union, and our relationship with our employees is, and we expect in the future will be, governed in part by collective bargaining agreements. Any collective bargaining agreement that we enter into with a union is likely to restrict our mining flexibility in and impose additional costs on our mining activities. In addition, relations between us and our employees in Mexico may be affected by changes in regulations or labor union requirements regarding labor relations that may be introduced by the Mexican authorities or by labor unions. Changes in legislation or in the relationship between us and our employees may have a material adverse effect on our mining activities and financial condition.

Competition in the mining industry is intense, and we have limited financial and personnel resources with which to compete.

Competition in the mining industry for desirable properties, investment capital and human capital is intense. Numerous companies headquartered in the United States, Canada, and elsewhere throughout the world compete for properties and human capital on a global basis. We are a small participant in the mining industry due to our limited financial and human capital resources. We presently operate with a limited number of people and we anticipate operating in the same manner going forward. We compete with other companies in our industry to hire qualified employees and consultants when needed to successfully advance our exploration properties. We may be unable to attract the necessary human capital to fully explore, and if warranted, develop our properties and be unable to acquire other desirable properties. Additionally, if we lose key personnel or one or more members of our senior management team, and we fail to develop adequate succession plans, or if we fail to hire, retain and develop qualified and diverse employees, our business, financial condition, results of operations and cash flows could be harmed. We believe that competition for acquiring mineral properties, as well as the competition to attract and retain qualified human capital, will continue to be intense in the future.

Conditions of our mining and processing activities are dependent on the availability of sufficient water supplies to support our mining activities.

Water is critical to our business, and the increasing pressure on water resources requires us to consider both current and future conditions in our management approach. Across the globe, water is a shared and regulated resource. Mining operations require significant quantities of water for mining, ore processing and related support facilities. Our properties in Mexico and Argentina are in areas where water is scarce and competition among users for continuing access to water is significant. Continuous production and mine development are dependent on our ability to acquire and maintain water rights and claims and to defeat claims adverse to current water uses in legal proceedings. Although we believe that our operations currently have sufficient water rights and claims to cover operating demands, we cannot predict the potential outcome of future legal proceedings relating to water rights, claims and uses. Water shortages may also result from weather or environmental and climate impacts out of our control. Shortages in water supply could result in production and processing interruptions. In addition, the scarcity of water in certain regions could result in increased costs to obtain sufficient quantities of water to conduct our operations. The loss of some or all water rights, in whole or in part, or ongoing shortages of water to which we have rights or significantly higher costs to obtain sufficient quantities of water (or the failure to procure sufficient quantities of water) could result in our inability to maintain mineral extraction at current or expected levels, require us to curtail or shut down mining operations and prevent us from pursuing expansion or any development opportunities. Laws and regulations may be introduced in some jurisdictions in which we operate which could also limit access to sufficient water resources, thus adversely affecting our operations.

Processing activities at the Velardeña Properties require significant amounts of water. Water is provided for all of the mines comprising our Velardeña Properties by wells located in the valley adjacent to the Velardeña Properties. We hold title to three wells located near the sulfide plant and hold certificates of registration to three wells located near the oxide plant. We are licensed to pump water from all six wells up to a permitted amount. We are required to make annual payments to the Mexican government to maintain our rights to these wells. We are required to pay a fine to the Mexican Government each year if we use too much water from a particular well or alternatively if we do not use a minimum amount of water from a particular well. In addition to these fines, the Mexican Government reserves the right to cancel our title to the wells for abuse of these rules.

If we began processing material through both the sulfide and oxide plants in the future, we may face shortages in our water supply, and therefore will need to obtain water from outside sources at higher costs. The loss of some or all water rights for any of our wells, in whole or in part, or shortages of water to which we have rights would require us to seek water from outside sources at higher costs and could require us to curtail or shut down mining and processing in the future. Laws and regulations may be introduced in the future which could limit our access to sufficient water resources in mining activities, thus adversely affecting our business.

The nature of mineral exploration, mining, and processing activities involves significant hazards, a high degree of risk, and the possibility of uninsured losses.

Exploration for and the production of minerals is highly speculative and involves greater risk than many other businesses. Many exploration programs do not result in the discovery of mineralization, and any mineralization discovered may not be of sufficient quantity or quality to be profitably mined. Our potential mining activities, as well as the conduct of our exploration programs that frequently require rehabilitation of and drilling in underground mine workings and maintenance of the underground mines at Velardeña, are subject to numerous risks and hazards inherent in underground mines. Our operations are, and any future mining operations or construction we may conduct will be, subject to all of the operating hazards and risks normally incident to exploring for and mining of mineral properties, such as fluctuation in production costs; social, community or labor disputes resulting in work stoppages or delays, or related loss of social acceptance of community support; changes to legal and regulatory requirements; unanticipated variations in grade and other geologic problems; environmental hazards; ground and water conditions; difficult surface or underground conditions; industrial accidents; security and technology failures or incidents; metallurgical and other processing problems; mechanical and equipment issues; failure of pit walls, dams, declines, drifts and shafts; unusual or unexpected rock formations; personal injury; natural disasters; and decrease in the value of mineralized material due to lower gold, silver and metal prices, any of which could result in damage to, or destruction of, production facilities, damage to life or property, environmental damage and possible legal liability. We may also not be insured against all interruptions to our operations. Losses from these or other events may cause us to incur significant costs which could materially adversely affect our financial condition and our ability to fund activities on our properties. A significant loss could force us to reduce or suspend our operations and development. Adverse effects on operations and/or further development of our projects could also adversely affect our business, financial condition, results of operations and cash flow.

Our exploration and development activities, strategic transactions, or any acquisition activities may not be commercially successful and could fail to lead to gold production or fail to add value.

Substantial expenditures are required to acquire gold properties, establish mineral reserves through drilling and analysis, develop metallurgical processes to extract metal from the ore and develop the mining and processing facilities and infrastructure at any site chosen for mining. We cannot be assured that any such activities will be commercially successful, lead to gold production, or add value.

Risks related to our Exploration Activities

Our exploration properties may not contain mineral reserves.

We have not established that our properties contain any mineral reserve, nor can there be any assurance that we will be able to do so. A mineral reserve is defined by the SEC in Regulation S-K 1300 as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. The probability of an individual prospect ever having a "reserve" that meets the requirements of Regulation S-K 1300 is extremely remote; in all probability our mineral properties do not contain any "reserves" and any funds that we spend on exploration could be lost. Even if we do eventually discover mineral reserves on our properties, there can be no assurance that they can be developed into producing mines and we can extract those minerals. Both mineral exploration and development involve a high degree of risk and few mineral properties which are explored are ultimately developed into producing mines.

Our mineral resource estimates are inherently imprecise.

We have released estimates of mineral resources at the Velardeña Properties and the Yoquivo Property. Mineral resource figures based on estimates made by geologists are inherently imprecise and depend on geological interpretation and statistical inferences drawn from drilling and sampling. We cannot assure you that these estimates are accurate.

The exploration of our mineral properties is highly speculative in nature, involves substantial expenditures and is frequently non-productive.

Mineral exploration is highly speculative in nature and frequently results in no or very little return on amounts invested to evaluate a particular property. Substantial expenditures are required to (i) establish the existence of a potential ore body through drilling and metallurgical and other testing techniques; (ii) determine metal content and metallurgical recovery processes to process metal from the ore; (iii) determine the feasibility of mine development and mineral extraction; and (iv) construct, renovate or expand mining and processing facilities. If we discover a deposit or ore at a property, it usually takes several years from the initial phases of exploration until mineral extraction is possible, if at all. During this time, the economic feasibility of a project may change because of increased costs, lower metal prices or other factors. As a result of these uncertainties, our exploration programs may not result in the identification of proven and probable mineral reserves in sufficient quantities to justify developing a particular property.

We may acquire additional mining properties and our business may be negatively impacted if reserves are not located on acquired properties or if we are unable to successfully execute and/or integrate the acquisitions.

We have in the past, and may in the future, acquire additional mining properties. There can be no assurance that reserves will be identified on any properties that we acquire. We may experience negative reactions from the financial markets if we complete acquisitions of additional properties and reserves are not located on acquired properties. There can be no assurance that we will be able to complete any acquisitions successfully, or that any acquisition will achieve anticipated synergies or other positive results. Any material problems that we encounter in connection with such an acquisition could have a material adverse effect on our business, results of operations and financial position. These factors may adversely affect the trading price of our common stock.

Regulatory Risks

Our operations are subject to ongoing permitting requirements, which could result in the delay, suspension or termination of our operations.

Our operations, including our ongoing exploration drilling programs, require ongoing permits from governmental and local authorities. The continued evaluation of the El Quevar project and other exploration activities will require additional permits from various governmental authorities. We may also be required to obtain certain property rights to access or use our properties. Obtaining or renewing licenses and permits, and acquiring property rights, can be complex and time-consuming processes. There can be no assurance that we will be able to acquire all required licenses, permits or property rights on reasonable terms or in a timely manner, or at all, and that such terms will not be adversely changed, that required extensions will be granted, or that the issuance of such licenses, permits or property rights will not be challenged by third parties. If we cannot obtain or maintain the necessary permits or if there is a delay in receiving future permits, our timetable and business plan will be adversely affected and may prevent or make future mining and processing activities economically unfeasible.

Recent amendments to the Mexican mining law may have an adverse impact on our operations in Mexico.

A significant portion of our properties are located in Mexico, including the Rodeo property and the Velardeña Properties. In April 2023, the government of Mexico adopted a series of changes to the law governing mining operations in the country. Under the new mining law, among other changes, the maximum length of new mining concessions has been reduced from 50 to 30 years, the ability to obtain water extraction permits has been somewhat constrained, and a new mining profit tax has been established for the benefit of local communities. Government authorities will also be permitted to cancel concessions if no work has been done on them within two years. The full impact of the mining law reform is uncertain and may be subject to legal challenges in Mexico. However, we currently anticipate that the changes to the mining law will make it somewhat more difficult, time-consuming and expensive to conduct exploration activities in Mexico, as it will make it more challenging to obtain, maintain and develop mining concessions. Moreover, to the extent that investors perceive Mexico as being less attractive to mining investment, it may be more difficult and expensive for us to satisfy our future capital needs.

Our exploration activities are in countries with developing economies and are subject to the risks of political and economic instability associated with these countries.

We currently conduct exploration activities almost exclusively in countries with developing economies, including Argentina and Mexico. These countries and other emerging markets in which we may conduct business have from time to time experienced economic or political instability. We may be materially adversely affected by risks associated with conducting exploration activities in countries with developing economies, including various levels of political, economic, legal and other risks and uncertainties, including local acts of violence, such as violence from drug cartels; military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labor unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; acts of political corruption; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Our Mexican properties are subject to a variety of governmental regulations governing health and worker safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species, purchase, storage and use of explosives and other matters. Specifically, our activities related to the Velardeña properties are subject to regulation by SEMARNAT, the Comisión Nacional del Agua, which regulates water rights, and Mexican mining laws. Mexican regulators have broad authority to shut down and levy fines against facilities that do not comply with regulations or standards. As such, our properties and activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to our mining and exploration activities or the maintenance of our properties.

Our properties in Argentina are subject to similar risks. The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative gross domestic product growth, high and variable levels of inflation and currency depreciation and devaluation. The Argentine government has not only historically exercised significant influence over the country's economy through changing monetary, taxation, credit, tariff and other policies, but the country's legal and regulatory frameworks have at times suffered radical changes due to political influence and significant political uncertainties as well. Future government policies to preempt, or in response to, social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors' rights, new taxation policies including royalty and tax increases and retroactive tax claims, and changes in laws and policies affecting foreign trade and investment. Such policies could destabilize the country and adversely and materially affect the economy and, thereby, our business.

Future changes in applicable laws and regulations, changes in their enforcement or regulatory interpretation, or shifts in the prevailing political climate in any of the countries in which we conduct exploration activities could adversely affect our business could negatively impact current or planned exploration or mining activities at our properties or in respect of any of our projects currently in, or projects with which we become involved in, such countries. Any failure to comply with applicable laws and regulations, even if inadvertent, could result in the interruption of mining and exploration or material fines, penalties or other liabilities.

Most of our properties are subject to extensive environmental laws and regulations, which could materially adversely affect our business.

Our exploration and processing operations are subject to extensive laws and regulations governing land use and the protection of the environment which control the exploration and mining of mineral properties and their effects on the environment, including air and water quality, mine reclamation, waste generation, handling and disposal, the protection of different species of flora and fauna and the preservation of lands. These laws and regulations require us to acquire permits and other authorizations for conducting certain activities. In many countries, there is relatively new comprehensive environmental legislation, and the permitting and the authorization processes may not be established or predictable. We may not be able to acquire necessary permits or authorizations on a timely basis, if at all. Delays in acquiring any permit or authorization could increase the cost of our projects and could suspend or delay the commencement of extraction and processing of mineralized material.

Environmental legislation in Mexico and in many other countries is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. Future changes in environmental regulation in the jurisdictions where our Velardeña properties are located may adversely affect our business, make our business prohibitively expensive, or prohibit it altogether. We cannot predict what environmental legislation or regulations will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or regulatory agencies or stricter interpretation of existing laws, may (i) necessitate significant capital outlays, (ii) cause us to delay, terminate or otherwise change our intended activities with respect to one or more projects, or (iii) materially adversely affect our future exploration activities.

Many of our properties are located in areas of prior mining activity and we may encounter legacy environmental damage.

The Velardeña Properties and many of our exploration properties are located in historic mining districts where prior owners, including ECU in the case of the Velardeña Properties, may have caused environmental damage that may not be known to us or to applicable regulators. At the Velardeña Properties and in most other cases, we have not conducted comprehensive environmental analyses of our mineral properties. Insurance fully covering many environmental risks (including potential liability for pollution or other hazards as a result of disposal of waste products occurring from exploration and mining) is not generally available. To the extent environmental hazards may exist on the properties in which we currently hold interests, or may hold interests in the future, that are unknown to us at present and that have been caused by us, or by previous owners or operators, or that may have occurred naturally, and to the extent we are subject to environmental requirements or liabilities, the cost of compliance with these requirements and satisfaction of these liabilities could have a material adverse effect on our financial condition and results of operations. If we are unable to fully fund the cost of remediation of any environmental condition, we may be required to suspend activities or enter into interim compliance measures pending completion of the required remediation.

Climate change and climate change legislation or regulations could impact our business.

We are subject to physical risks associated with climate change which could seriously harm our results of operations and increase our costs and expenses. The occurrence of severe adverse weather conditions, including increased temperatures and droughts, fires, longer wet or dry seasons, increased precipitation, floods, hail, snow, or more severe storms, may have a potentially devastating impact on our operations. Adverse weather may result in physical damage to our operations, instability of our infrastructure and equipment, washed-out roads to our projects, and alter the supply of water and electricity to our properties, mining sites, and oxide plant. Increased temperatures may also decrease worker productivity at our projects and raise cooling costs. Should the impacts of climate change be material in nature or occur for lengthy periods of time in the areas in which we operate, our financial condition or results of operations would be adversely affected.

Changes in the quantity of water, whether in excess or deficient amounts, may impact exploration and development activities, mining and processing operations, water storage and treatment facilities, tailings storage facilities, closure and reclamation efforts, and may increase levels of dust in dry conditions and land erosion and slope stability in case of prolonged wet conditions. Increased precipitation, extreme rainfall events or increased snowfall may potentially impact tailings storage facilities through flooding of the water management infrastructure, exceeding surface water runoff network capacity, overtopping the facility, or undermining the slope stability of the structure. Increased amounts of water may also result in extended periods of mine pit flooding, maintenance and storage facilities; or may exceed current water treatment facility capacity to store and treat water physical conditions resulting in an unintended overflow either on or off of the mine site property.

U.S. and international legislative and regulatory action intended to ensure the protection of the environment are constantly changing and evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability, and potentially increased capital expenditures and operating costs. Transitioning our business to meet regulatory, societal and investor expectations may cause us to incur lower economic returns than originally estimated for new exploration projects and development plans of existing operations.

Mining companies are increasingly required to consider and provide benefits to the communities, regions, and countries in which they operate, and are subject to extensive environmental, health and safety laws and regulations.

As a result of public concern about the real or perceived detrimental effects of economic globalization, global climate impacts, and other adverse environmental effects resulting from the operation of extractive industries, businesses in general and the mining industry in particular face increasing public scrutiny of their activities. These businesses are under pressure to demonstrate that as they seek to generate satisfactory returns on investment to shareholders, other stakeholders, including employees, governments, communities surrounding operations, adjacent regions, and the countries in which they operate, such constituencies benefit and will continue to benefit from their commercial activities. The potential consequences of these pressures include reputational damage, delays, suspension of activities, legal claims, increased costs, increased social investment obligations, difficulty in acquiring permits, and increased taxes and royalties payable to governments and communities.

Title to the Velardeña Properties and our other properties and rights may be defective or may be challenged.

Our policy is to seek to confirm the validity of our rights to, title to, or contract rights with respect to, each mineral property in which we have a material interest. However, we cannot guarantee that title to our properties will not be challenged. Title insurance is not available for our mineral properties, and our ability to ensure that we have obtained secure rights to individual mineral properties or mining concessions may be severely constrained. Accordingly, the Velardeña Properties and our other mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. In addition, we may be unable to conduct activities on our properties as permitted or to enforce our rights with respect to our properties, and the title to our mineral properties may also be impacted by state action. We have not conducted surveys of all of the exploration properties in which we hold direct or indirect interests and, therefore, the precise area and location of these exploration properties may be in doubt.

In most of the countries in which we operate, failure to comply with applicable laws and regulations relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners. Any such loss, reduction or imposition of partners could have a material adverse effect on our financial condition, results of operations and prospects.

Under the laws of Mexico, mineral resources belong to the state, and government concessions are required to explore for or exploit mineral reserves. Mineral rights derive from concessions granted, on a discretionary basis, by the Ministry of Economy, pursuant to the Mexican mining law and regulations thereunder. We hold title to the Velardeña Properties and our other properties in Mexico through these government concessions, but there is no assurance that title to the concessions comprising the Velardeña Properties and other properties will not be challenged or impaired. The Velardeña Properties and other properties may be subject to prior unregistered agreements, interests or native land claims, and title may be affected by undetected defects. There could be valid challenges to the title of any of the claims comprising the Velardeña Properties that, if successful, could impair mining with respect to such properties in the future. A defect could result in our losing all or a portion of our right, title, and interest in and to the properties to which the title defect relates.

Our Velardeña Properties mining concessions and our other mining concessions in Mexico may be terminated if our obligations to maintain the concessions in good standing are not satisfied, including obligations to explore or exploit the relevant concession, to pay any relevant fees, to comply with all environmental and safety standards, to provide information to the Ministry of Economy and to allow inspections by the Ministry of Economy. In addition to termination, failure to make timely concession maintenance payments and otherwise comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in reduction or expropriation of entitlements. Additionally, in 2014, new mining concessions became subject to additional review and approval by the Mexico Ministry of Energy, and in recent years the federal government has been reluctant to issue new mining concessions at all.

Mining concessions in Mexico give exclusive exploration and exploitation rights to the minerals located in the concessions but do not include surface rights to the real property, which requires that we negotiate the necessary agreements with surface landowners. Many of our mining properties are subject to the Mexican ejido system requiring us to contract with the local communities surrounding the properties in order to obtain surface rights to land needed in connection with our mining exploration activities. See "—*Our ability to develop our Mexican properties is subject to the rights of the Ejido (agrarian cooperatives) who use or own the surface for agricultural purposes.*" Our inability to maintain and periodically renew or expand these surface rights on favorable terms or otherwise could have a material adverse effect on our business and financial condition.

Our ability to develop our Mexican properties is subject to the rights of the Ejido (agrarian cooperatives) who use or own the surface for agricultural purposes.

Our ability to mine minerals is subject to maintaining satisfactory arrangements and relationships with the Ejido for access and surface disturbances. Ejidos are groups of local inhabitants who were granted rights to conduct agricultural activities on the property. We must negotiate and maintain a satisfactory arrangement with these residents in order to disturb or discontinue their rights to farm.

In connection with our Velardeña Properties, we have contracts with two ejidos to secure surface rights with a total annual cost of approximately $25,000. The first contract is a ten-year contract with the Velardeña ejido, which provides surface rights to certain roads and other infrastructure at the Velardeña Properties through 2031. The second contract is a 25-year contract with the Vista Hermosa ejido signed in March 2013, which provides exploration access and access rights for roads and utilities for our Velardeña Properties. Our inability to maintain and periodically renew or expand these surface rights on favorable terms or otherwise could have a material adverse effect on our business and financial condition.

Most of our costs are subject to exchange control policies, the effects of inflation, and currency fluctuations between the U.S. dollar and the Mexican peso.

Our revenue and external funding are primarily denominated in U.S. dollars. However, certain mining, processing, maintenance and exploration costs at the Velardeña properties and most of our exploration properties are denominated in Mexican pesos. These costs principally include electricity, labor, water, maintenance, local contractors and fuel. The appreciation of the peso against the U.S. dollar increases expenses and the cost of purchasing capital assets in U.S. dollar terms in Mexico, which can adversely impact our operating results and cash flows. Conversely, depreciation of the Mexican peso decreases operating costs and capital asset purchases in U.S. dollar terms. When inflation in Mexico increases without a corresponding devaluation of the Mexican peso, our financial position, results of operations and cash flows could be adversely affected. The annual average inflation rate in Mexico was approximately 5.9% in 2023 7.9% in 2022, 5.7% in 2021. At the same time, the peso has been subject to fluctuation, which may not have been proportionate to the inflation rate and may not be proportionate to the inflation rate in the future. The value of the peso decreased by 11.8% in 2023, decreased by 4.9% in 2022, decreased by 2.6% in 2021. Current and future inflationary effects may be driven by, among other things, supply chain disruptions and governmental stimulus or fiscal policies, and geopolitical instability, including the ongoing conflict between Ukraine and Russia. Continuing increases in inflation could increase our costs of labor and other costs related to our business, which could have an adverse impact on our business, financial position, results of operations and cash flows.

In addition, fluctuations in currency exchange rates may have a significant impact on our financial results. There can be no assurance that the Mexican government will maintain its current policies with regard to the peso or that the peso's value will not fluctuate significantly in the future. We cannot assure you that currency fluctuations, inflation and exchange control policies will not have an adverse impact on our financial condition, results of operations, earnings and cash flows.

Lack of infrastructure could forestall or prevent further exploration and advancement.

Exploration activities, as well as any advancement activities, depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important factors that affect capital and operating costs and the feasibility and economic viability of a project. Unanticipated or higher than expected costs and unusual or infrequent weather phenomena, or government or other interference in the maintenance or provision of such infrastructure, could adversely affect our business, financial condition and results of operations.

Risks related to our Common Stock

One of our stockholders owns a significant percentage of our common stock and could block decisions or transactions that could be beneficial to other stockholders.

One of our stockholders, The Sentient Group, through the Sentient executive funds ("Sentient"), owns approximately 11% of our outstanding common stock. With this level of ownership, Sentient could exert significant control over us, including over the election of directors, changes in the size or the composition of the board of directors, and mergers and other business combinations involving us. Through greater control of the board of directors and increased voting power, including the potential to prevent a quorum at stockholders meetings, Sentient could control certain decisions, including decisions regarding qualification and appointment of officers, operations of the business including acquisition or disposition of our assets or purchases and sales of mining or exploration properties, dividend policy, and access to capital (including borrowing from third-party lenders and the issuance of equity or debt securities). Sentient's large share ownership will also make it difficult, if not impossible, for us to enter into a change of control transaction that may otherwise be beneficial for our other shareholders.

Our stock price may be volatile and as a result shareholders could lose part or all of their investment.

In addition to other risk factors identified in this annual report on Form 10-K and due to volatility associated with equity securities in general, the value of a shareholder's investment could decline due to the impact of numerous factors upon the market price of our common stock, including:

● Changes in the worldwide price for the metals we mine;
● Adverse results from our exploration, development, or production efforts;
● Producing at rates lower than those targeted;

- Political and regulatory risks and social unrest, including the conflict between Ukraine and Russia;
- Weather conditions and extreme weather events, including unusually heavy rains;
- Failure to meet our revenue or profit goals or operating budget;
- Decline in demand for our common stock;
- Downward revisions in securities analysts' estimates or changes in global financial markets and global economies and general market conditions;
- Technological innovations by competitors or in competing technologies;
- Investor perception of our industry or our prospects;
- Lawsuits;
- Economic impact from spread of disease, including from the COVID-19 pandemic;
- Our ability to integrate and operate the companies and the businesses that we acquire;
- Actions by government or central banks; and
- General economic trends.

Stock markets in general have experienced extreme price and volume fluctuations and the market prices of individual securities have been highly volatile. These fluctuations are often unrelated to operating performance and may materially adversely affect the market price of our common stock. As a result, shareholders may be unable to sell their shares at a desired price.

The existence of a significant number of warrants may have a negative effect on the market price of our common stock.

As of December 31, 2023, we had 11.3 million warrants outstanding with a weighted average exercise price per share of $1.07. The existence of securities available for exercise and resale is referred to as an "overhang," and, particularly if the warrants are "in the money," the anticipation of potential sales could exert downward pressure on the market price of our common stock.

If our common stock were delisted and determined to be a "penny stock," a broker-dealer could find it more difficult to trade our common stock and an investor may find it more difficult to acquire or dispose of our common stock in the secondary market.

If our common stock were removed from listing on the NYSE American, it may be subject to the so-called "penny stock" rules. The SEC has adopted regulations that define a "penny stock" to be any equity security that has a market price per share of less than $5.00, subject to certain exceptions, such as any securities listed on a national securities exchange. For any transaction involving a "penny stock," unless exempt, the rules impose additional sales practice requirements on broker-dealers, subject to certain exceptions. If our common stock were delisted and determined to be a "penny stock," a broker-dealer may find it more difficult to trade our common stock and an investor may find it more difficult to acquire or dispose of our common stock on the secondary market. These factors could significantly negatively affect the market price of our common stock and our ability to raise capital.

General Risks

Our operations may be disrupted, and our financial results may be materially adversely affected by any future pandemic.

Any pandemic may pose a risk to our business and operations. If a significant portion of our workforce becomes unable to work or travel to our operations due to illness or state or federal government restrictions (including travel restrictions and "shelter-in-place" and similar orders restricting certain activities that may be issued or extended by authorities), we may be forced to reduce or suspend exploration activities and/or development projects, which may impact liquidity and financial results. These restrictions have significantly disrupted economic activity in both the world, national and local economies and have caused volatility in capital markets.

To the extent any pandemic materially adversely affects our business and financial results, as discussed above, it may also have the effect of heightening many of the other risks described in this "Risk Factors" section, such as those relating to our operation, indebtedness, and financing. We are unable to predict the ultimate adverse impact of any pandemic on our business, which will depend on numerous evolving factors and future developments, including the pandemic's ongoing effect on the demand for silver and gold, as well as the response of the overall economy and the financial markets after the pandemic and response measures come to an end, the timing of which remains highly unpredictable.

We may not be able to operate successfully if we are unable to recruit, hire, retain and develop key personnel and a qualified and diverse workforce. In addition, we are dependent upon our employees being able to safely perform their jobs, including the potential for physical injuries or illness.

We depend upon the services of a number of key executives and management personnel. These individuals include our executive officers and other key employees. If any of these individuals were to die, become disabled or leave our company, we would be forced to identify and retain individuals to replace them. We may be unable to hire a suitable replacement on favorable terms should that become necessary.

Our success is also dependent on the contributions of our highly skilled and experienced workforce and their ability to safely perform their jobs. To achieve our operating goals, we must be able to recruit, hire, retain and develop qualified and diverse personnel to execute on our strategy. See "—*Competition in the mining industry is intense, and we have limited financial and personnel resources with which to compete.*" If we experience periods where our employees are unable to perform their jobs for any reason, including as a result of illness (such as COVID-19), our business, financial condition, results of operations and cash flows could be adversely affected.

Market factors outside of our control could have significant adverse impacts on our business, operations and/or prospects.

Operating in the volatile and cyclical natural resource industry subjects us to numerous market factors outside of our control that could have significant and sometimes adverse impacts on our business. Such factors could include significant price declines in our industry, inflationary impacts on capital and operating costs, public opposition, poor financial and operating performance of other companies in the same industry sector, environmental incidents from resource projects, major technological advances that reduce demand for mineral resources, unforeseen regulation, military conflict, such as the Russia/Ukraine war, the conflicts in Gaza and the Middle East, terrorism, banking institution stability, or other geopolitical events that broadly impact the global or domestic economy or natural resource industry. To the extent that such events affect attitudes toward investments in the natural resource sector, or impact the overall economic climate, could affect our ability to raise the additional capital needed to continue to advance our Projects and business plan.

We are dependent on information technology systems, which are subject to certain risks, including cybersecurity risks and data leakage risks.

We are dependent upon information technology systems in the conduct of our business. Any significant breakdown, invasion, virus, cyberattack, security breach, destruction or interruption of these systems by employees, others with authorized access to our systems, or unauthorized persons could negatively impact our business. To the extent any invasion, cyberattack or security breach results in disruption to our business, loss or disclosure of, or damage to, our data or confidential information, our reputation, business, results of operations and financial condition could be materially adversely affected. Our systems and insurance coverage for protecting against cyber security risks may not be sufficient. Although to date we have not experienced any material losses relating to cyberattacks, we may suffer such losses in the future. We may be required to expend significant additional resources to continue to modify or enhance our protective measures. We also may be subject to significant litigation, regulatory investigation and remediation costs associated with any information security vulnerabilities, cyberattacks or security breaches.

The Company could also be adversely affected by system or network disruptions if new or upgraded information technology systems are defective, not installed properly or not properly integrated into operations. Various measures have been implemented to manage the risks related to the system implementation and modification, but system modification failures could have a material adverse effect on the Company's business, financial position, and results of operations.

ITEM 1B: UNRESOLVED STAFF COMMENTS

None.

ITEM 1C: CYBERSECURITY

Risk Management and Strategy

We have established policies and processes for assessing, identifying, and managing material risk from cybersecurity threats, and have integrated these processes into our overall risk management systems and processes. We routinely assess material risks from cybersecurity threats, including any potential unauthorized occurrence on or conducted through our information systems that may result in adverse effects on the confidentiality, integrity, or availability of our information systems or any information residing therein.

We conduct periodic risk assessments to identify cybersecurity threats, as well as assessments in the event of a material change in our business practices that may affect information systems that are vulnerable to such cybersecurity threats. These risk assessments include identification of reasonably foreseeable internal and external risks, the likelihood and potential damage that could result from such risks, and the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks.

Governance

One of the key functions of our Board of Directors is informed oversight of our risk management process, including risks from cybersecurity threats. Our Board is responsible for monitoring and assessing strategic risk exposure, and management is responsible for the day-to-day management of any material risks that may arise. The Board receives periodic updates from management regarding cybersecurity matters and is notified between such updates regarding any significant new cybersecurity threats or incidents. We do not believe that there are currently any known risks from cybersecurity threats that are reasonably likely to materially affect us or our business strategy, results of operations or financial condition.

Management is responsible for the operational oversight of company-wide cybersecurity strategy, policy, and standards across relevant departments to assess and help prepare us to address cybersecurity risks. As part of our overall risk management system, we monitor and test our safeguards and train our employees on these safeguards. Personnel at all levels and departments are made aware of our cybersecurity policies through trainings.

Cybersecurity Threats

As of December 31, 2023, we have not identified an indication of a cybersecurity incident that would have a material impact on our business and consolidated financial statements. For further discussion of cybersecurity risks, please refer to *Item 1A. Risk Factors.*

ITEM 3: LEGAL PROCEEDINGS

During April 2021, the Company became aware of a lawsuit in Mexico against one of the Company's Mexican subsidiaries, Minera William, S.A. de C.V. ("Minera William"). The plaintiff in the matter is Unifin Financiera, S.A.B de C.V. ("Unifin"). The lawsuit was assigned to the Fifth Specialized Commercial District Court. In November 2022, the Company was formally served with the complaint in connection with the lawsuit and in December 2022 the Company filed its answer to the complaint. Unifin is alleging that a representative of Minera William signed certain documents in July 2011 purporting to bind Minera William as a guarantor of payment obligations owed by a third party to Unifin in connection with that third party's acquisition of certain drilling equipment. At the time the documentation was allegedly signed, Minera William was a subsidiary of ECU Silver Mining prior to the Company's acquisition of ECU in September 2011. As a preemptive measure, Unifin has obtained a preliminary court order freezing Minera William's bank accounts in Mexico, which has limited the Company's and Minera William's ability to access approximately $153,000 according to current currency exchange rates. Notwithstanding this action, the restrictions imposed on Minera William's bank accounts do not impact the Company's ability to operate the Rodeo mine, which is held through a different Mexico subsidiary. Likewise, the action does not impact the Company's ability to continue with the Company's evaluation plans for a potential Velardeña mine restart or move forward with any of the Company's other exploration programs in Mexico. A preliminary hearing was scheduled to take place on April 3, 2023 but was rescheduled to June 2023. In June 2023 Minera William and Unifin agreed to pursue discussions to settle the matter and the Court agreed to suspend trial to allow Minera William and Unifin to negotiate a settlement agreement. On December 6, 2023, Minera William and Unifin filed a joint motion to notify the court that they entered into the Settlement Agreement. Under the terms of the Settlement Agreement, Minera William has agreed to pay $250,000 to Unifin and Unifin has agreed to release Minera Williams from any future claim related to the dispute. The Settlement Agreement has been approved by Mexico courts. The Company anticipates that the settlement amount will be paid in 2024.

ITEM 4: MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5: MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock began trading on the NYSE American under the symbol "AUMN" on March 19, 2010. Our common stock is also listed on the Toronto Stock Exchange, also referred to as the "TSX", and trades under the symbol "AUMN".

As of March 14, 2024, we had 138 record holders of our common stock of record based upon the stockholders list provided by our transfer agent, Computershare Trust Company, N.A.

ITEM 6: RESERVED

ITEM 7: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes beginning on page F-1 in this annual report on Form 10-K. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under "Risk Factors" in this annual report on Form 10-K.

Our Company

We were incorporated in Delaware under the Delaware General Corporation Law in March 2009 and are the successor to Apex Silver Mines Limited for purposes of reporting under the Exchange Act. During the year ended December 31, 2023, our principal source of revenue was from the sale of gold and silver from our Rodeo Property in Durango, Mexico. We incurred net operating losses for the years ended December 31, 2023 and 2022.

During 2023, we remained focused on mining and processing operations at the Rodeo Property through its conclusion in June 2023 and September 2023 respectively. We restarted mining at our Velardeña Properties in late 2023, however, in February 2024 we decided to shut down operations at the mine because the initial performance of the mine and the processing plant did not achieve the expected results. We are therefore, currently shutting down the Velardeña Properties and will hold them for short-term sale while we evaluate alternatives to realize value from the assets. We are also focused on the continued advancement of our Yoquivo Property. We also continue to evaluate and search for mining opportunities in North America (including Mexico) with near-term prospects of mining. We are also focused on advancing our El Quevar exploration property in Argentina through the Earn-In Agreement with Barrick and on advancing selected properties in our portfolio of exploration properties, located in Mexico, Nevada and Argentina. We are reviewing strategic opportunities, focusing primarily on development or operating properties in North America, including Mexico.

2023 Highlights

Rodeo Property

From inception in January 2021 through the end of December 31, 2023, we produced 31,126 ounces of gold and 126,151 ounces of silver from Rodeo. Cash costs per payable gold ounce, net of silver by-products averaged $1,275 during that period. The operation concluded mining in June 2023 and processing of stockpiled material concluded in September 2023.

Mill throughput averaged 498 tonnes per day through the end of September 2023 and 536 tonnes per day for the full year 2022.

We entered into a refining agreement with a third party located in the U.S. in February 2021 and completed 89 shipments of doré through the end of September 2023 when processing of Rodeo material concluded.

The table below sets forth the key processing and sales statistics for the Rodeo operation for the years ended December 31, 2023 and 2022. Payable gold and silver produced in doré include final settlement adjustments for all doré produced for the years ended December 31, 2023 and 2022:

Rodeo Operations Statistics		
(in thousands except per unit amounts)		
	Year Ended	Year Ended
	December 31, 2023	December 31, 2022
Tonnes mined (1)	226,896	771,485
Tonnes in stockpiles awaiting processing (2)	-	31,381
Tonnes in low grade stockpiles (3)	-	193,479
Tonnes processed	135,900	195,599
Average tonnes per day processed	498	536
Average gold grade processed (grams per tonne)	1.5	2.6
Average silver grade processed (grams per tonne)	7.1	10.6
Plant recovery - gold (%)	72.1	74.7
Plant recovery - silver (%)	81.7	81.2
Payable gold produced in doré (ounces)	4,746	11,982
Payable silver produced in doré (ounces)	23,044	52,179
Payable gold equivalent produced in doré (ounces) (4)	5,025	12,616
Gold sold in doré (ounces)	4,882	12,451
Silver sold in doré (ounces)	23,639	53,486
Gold equivalent sold in doré (ounces) (4)	5,168	13,101
Average realized price, before refining and selling costs		
Gold (dollar per ounce)	$ 1,930	$ 1,805
Silver (dollar per ounce)	$ 23.37	$ 21.93
(1) Includes all mined material transported to the plant, stockpiled or designated as waste		
(2) Includes mined material stockpiled at the mine or transported to the plant awaiting processing in the plant		
(3) Material grading between 1.6 g/t (current cutoff grade) and 1 g/t Au held for possible future processing		
(4) Gold equivalents based on realized $ Au and $ Ag price		

The following table highlights additional non-GAAP cost and revenue statistics related to the Rodeo operations:

In $000's except for unit costs and tonnes processed		Year Ended December 31, 2023		Year Ended December 31, 2022	
Total cash operating costs	$	10,154	$	17,110	
Treatment and refining costs		263		385	
Silver by-product credits		(553)		(1,173)	
Total cash costs, net of by-product credits	$	9,864	$	16,322	
Cash cost per unit					
Payable gold ounces produced in doré		4,746		11,982	
Total cash operating costs	$	2,139	$	1,428	
Treatment and refining charges		56		32	
Silver by-product credits		(116)		(98)	
Total cash costs, net of by-product credits, per payable gold ounce (1)	$	2,079	$	1,362	
Tonnes processed in plant		135,900		195,599	
Total cash operating costs per tonne processed	$	75	$	87	
(1) Cash costs, net of by-product credits, per payable ounce of gold is a non-GAAP financial measure. See *"Non-GAAP Financial Measures"* below for a reconciliation to the GAAP financial measure.					

Total cash operating costs for the years ended December 31, 2023 and 2022, as depicted in the table above, include all production costs during the period, including mining, milling and general and administrative costs related to mined and material including full administrative costs in Mexico that are not categorized as costs to produce concentrate or exploration or Velardeña care and maintenance costs.

Total operating margin related to the Rodeo operations for the year ended December 31, 2023 and 2022 were negative $0.7 million and positive $5.7 million, respectively, on sales of metal in doré and slag of $10.6 million and $23.3 million, respectively, offset by cost of metal sold of $11.3 million and $17.5 million, respectively.

All operating activity at Rodeo and Plant II concluded by September 30, 2023.

Non-GAAP Financial Measures

Throughout this report, we have provided information prepared or calculated according to U.S. GAAP and have referenced some non-GAAP performance measures which we believe will assist with understanding the performance of our business. Non-GAAP financial measures are intended to provide additional information only and do not have any standard meaning prescribed by generally accepted accounting principles. These measures should not be considered in isolation or as a substitute for performance measures prepared in accordance with GAAP. These non-GAAP measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

"Total cash costs, net of by-product credits, per payable gold ounce," includes all direct and indirect operating cash costs associated with the physical activities that would generate doré products for sale to customers, including mining to gain access to mineralized materials, mining of mineralized materials and waste, milling, third-party related treatment, refining and transportation costs, on-site administrative costs and royalties. Total cash costs do not include depreciation, depletion, amortization, exploration expenditures, reclamation and remediation costs, sustaining capital, financing costs, income taxes, or corporate general and administrative costs not directly or indirectly related to the Rodeo project. By-product credits include revenues from silver contained in the products sold to customers during the period. "Total cash costs, net of by-product credits", are divided by the number of payable gold ounces produced by the plant for the period to arrive at "Total cash costs, net of by-product credits, per payable gold ounce."

"*Cost of metals sold*", reported as a separate line item in our Consolidated Statements of Operations for the years ended December 31, 2023 and 2022, is the most comparable financial measure, calculated in accordance with GAAP, to "Total cash costs, net of by-product credits". "*Cost of metals sold*" includes adjustments for changes in inventory and excludes third-party related treatment and refining costs, which are reported as part of revenue in accordance with GAAP. The following table presents a reconciliation for the years ended December 31, 2023 and 2022 between the non-GAAP measure of "Total cash cost, net of by-product credits" to the most directly comparable GAAP measure, "*Cost of metals sold*".

In $000's		Reconciliation of Costs of Metals Sold (GAAP) to Total Cash Costs, net of By-product Credits (Non-GAAP)			
		Year Ended		Year Ended	
		December 31, 2023		December 31, 2022	
Total cash costs, net of by-product credits	$	9,864	$	16,322	
Reconciliation to GAAP measure:					
Treatment and refining costs	$	(263)	$	(385)	
Silver by-product credits		553		1,173	
Write down of inventories to net realizable value		63		—	
Change in inventory (excluding depreciation, depletion and amortization)		776		428	
Costs of metal unrelated to Rodeo Operations		1,365		—	
Cost of metals sold	$	12,358	$	17,538	

Velardeña

The Velardeña Properties contain two underground mines that were in operation until late 2015, at which point mining activities were suspended when a combination of low metals prices, mining dilution and metallurgical challenges rendered operations unprofitable.

In June 2021, we began limited-scale mining activities at our Velardeña underground mine to obtain further bulk samples for use in final optimization of the bio-oxidation (BIOX™) plant design and for use in additional flotation separation studies (BIOX is a trademark of Metso-Outotec for its proprietary bio-oxidation process.). Test results using the BIOX pre-treatment oxidation process continue to support the use of the technology in future processing at Velardeña. In March 2022 we filed an updated PEA Technical Report Summary and 43-101 Technical Report supporting a possible economic operation at Velardeña using the optimized flotation parameters, BIOX treatment of pyrite concentrates and employing resue mining techniques to control dilution. In May 2022 we began additional test-mining activities with a new mining contractor to evaluate productivity and dilution of resue mining on the principal veins accessible from the San Mateo decline in part to validate the PEA assumptions. The results of the test mining met expected productivity metrics but did not meet anticipated dilution metrics on some of the veins mined. We initiated ore-sorting studies to limit the negative effects of the excess dilution. The initial results of these tests were positive.

In late 2022, a tailing storage facility expansion project was initiated to provide storage volume for the remainder of the Rodeo mine life. The project was completed in May 2023. A total of $2.6 million was expended for this project of which $0.6 million was expended in 2023.

In early 2023, the terms for the sale of our gold-rich pyrite concentrates improved significantly over previously-available terms. The recently improved terms allowed us to re-open the Velardeña Properties' mines without the BIOX™ plant. Internal cash flow models using the new concentrate sales terms yield results only slightly less attractive than models using BIOX™ treatment; however, the new models require low capital investment and so are much less risky to implement.

In March 2023, we restarted our flotation plant (Plant I) to process 3,000 tonnes of mineralized material that had been stockpiled during the test mining in 2022. Under the new concentrate sales terms, 656 tonnes of gold-rich pyrite concentrate, 118 tonnes of silver-rich lead concentrate and 63 tonnes of zinc concentrate have been sold under an offtake agreement through December 31, 2023. These three shipments that were completed in the year ended December 31, 2023 generated cash receipts of approximately $1.5 million. Based on these successful sales of concentrates on the improved terms, we focused on a restart of Velardeña without the requirement of constructing and using the BIOX™ technology.

In August 2023, we released and filed the results of an updated independent technical report prepared under S-K 1300 guidelines. The report validated our internal economic models for the Velardeña resource and potential economic results. For purposes of our internal cash flow projections, we utilized more conservative assumptions than those reflected in the technical report summary.

In November 2023, we restarted the flotation plant to finish processing material that had been partially processed previously. This material had been held for future use in the tailings impoundment of the flotation plant. Testwork showed that we could successfully recover a gold and silver bearing pyrite concentrate that was marketable from this material. We processed 23,069 DMT of material in 2023 and 2024 and sold a total of 1,279 DMT of gold-bearing pyrite concentrate. We processed this material until February of 2024 when we switched to processing of newly mined material from the Velardeña mines.

We restarted our Velardeña Properties in December 2023 and ceased operations in February 2024 because the initial performance of the mine and processing plant during the initial months of production did not achieve the results expected by the Company. We are currently evaluating our next course of action with regard to the Velardeña Properties while holding the properties available for short-term sale.

Yoquivo

During 2022, we completed payments required under Yoquivo's two option agreements and now hold 100% ownership of the Yoquivo concessions subject to royalty interests between 2% and 3% net smelter return payable on production to third parties and capped at $2.8 million in the aggregate.

With an effective date of February 24, 2023, an initial mineral resource estimate was completed for Yoquivo that estimates an inferred mineral resource of 937,000 tonnes at 570 g/t Ag eq (equivalent ounces are calculated using prices of $1,840/oz Au and $24.00/oz Ag) on five veins that had enough drill density to support mineral resources. Further information regarding this initial mineral resource estimate is included in our 2022 Annual Report. Numerous other veins on the property have yet to be drilled sufficiently to allow estimation of additional resources.

Since 2020, exploration and delineation drilling of 16,565 meters in 70 holes has advanced the project to this stage. The Company plans to continue drilling with the goal of expanding the resource as funding allows.

El Quevar

In April 2020, we entered into the Earn-in Agreement with Barrick. For a description of the Earn-In Agreement, see "Our Material Mining Properties—El Quevar" in our 2022 Annual Report. During the earn-in period, in addition to required exploration spending, Barrick will fund the holding costs of the property, which will qualify as work expenditures. Barrick will reimburse us for expenses related to maintaining the exploration camp, which will initially be run by us under a service agreement, and which will also qualify as work expenditures. Barrick met the minimum $1.0 million in work expenditures required by the Earn-in Agreement in September 2021. If Barrick elects to terminate the Earn-In Agreement, we will become responsible for future holding costs and exploration spending related to the property.

Sarita Este / Desierto

In December 2019, we entered into an option agreement with Cascadero Minerals Corporation ("Cascadero") to acquire a 51% interest in the gold/copper Sarita Este concession, located in the northwest portion of the Province of Salta, Argentina, adjacent to the Taca Taca project owned by First Quantum Minerals. The option agreement calls for us to spend a total of $2.5 million over four years including a minimum of 2,000 meters of drilling. We have exceeded the drilling requirement and have spent approximately $3.0 million since entering into the agreement in December 2019. We have notified Cascadero of our intention to proceed with the joint venture as 51% owners of the concession. Completion of the joint venture documents and formation of the joint venture company are in progress.

In the fourth quarter of 2021, we completed the first drill program ever conducted at Sarita Este, which involved drilling 10 diamond drill holes totaling 2,518 meters to explore untested epithermal gold-silver and copper porphyry targets. In January 2022, we announced assay results from the drill program, including the potential of an oxidized gold system. We completed a second drill program in June 2022 designed to offset and further delineate mineralization associated with the gold interval encountered in the first drill program. In August 2022, we released partial results from the second drill program which point to a potentially economic shallow oxidized gold system. Our third drill program, completed in October 2022, returned results confirming that the mineralization at the Sico epithermal targets is concentrated on the eastern flank of the prospect.

The Desierto concessions (Desierto 1 and 2) which are adjacent to and south of the Sarita Este concession are subject to an option agreement with a third-party partial owner and a proposed joint venture agreement also between the Company and Cascadero. The Desierto 1 concession is the object of a legal dispute between the Company and the Salta Ministry of Mines in which the Company is disputing the cancellation of the concession by the province. The dispute is expected to be resolved in 2024.

Santa Maria

In December 2020, we entered into the Option Agreement to sell our interest in the Santa Maria properties to Fabled. Pursuant to the Option Agreement, during the Exercise Period, Fabled was obligated to pay to each of the owners of the Concessions (the "Owners") any remaining required payments due to the Owners pursuant to the various underlying option agreements between the Owners and the Company, and to make all payments and perform all other requirements needed to maintain the Concessions in good standing. Fabled did not make the payment due on January 31, 2023, and we issued a notice of default under the Option agreement. Fabled did not cure the default as required within 5 days; therefore, we took back the property as allowed under the Option Agreement.

The Company sold the Santa Maria concessions to Transformaciones y Servicios Metalurgicos S.A. DE C.V. ("TSM") pursuant to the Contract of Assignment of Mining Rights, dated as of December 1, 2023 (the "Agreement"). In connection with the Sale, the Company received $1.5 million in cash and $0.24 million in Value-Added Tax ("VAT"). Furthermore, TSM (i) granted the Company a 1.5% net smelter return ("NSR") royalty on the Santa Maria concession up to a cap of $1.0 million and (ii) may purchase from the Company the right to receive the NSR royalty for $500,000 at any time prior to the commencement of commercial production on the Santa Maria property by TSM.

Results of Operations

For the results of operations discussed below, we compare the results of operations for the year ended December 31, 2023, to the results of operations for the year ended December 31, 2022.

Revenue from the sale of metals. in addition to the sales of doré from Rodeo, beginning in April of 2023 we also sold three types of concentrates which were produced from Velardeña material that had been mined in 2022 as part of the test mining to analyze the potential restart of the Velardeña Properties. We also sold slag remaining from previous doré sales and doré production at Plant 2.

- *Doré Sales* - We recorded $9.7 million in revenue related to gold and silver in doré for the year ended December 31, 2023, and $23.3 million for the year ended December 31, 2022. Lower revenue in 2023 resulted from 5,239 fewer gold equivalent ounces sold partially offset by a slightly higher realized price of $1,930 per ounce for the year ended December 31, 2023, compared to $1,805 per ounce for the year ended December 31, 2022. Fewer gold ounces were sold in the year ended December 31, 2023 compared to the year ended December 31, 2022, due to the lower amount and grade of material processed mainly attributed to the cessation of mining at Rodeo in the second quarter 2023.

- *Concentrate Sales* – We recorded $1.4 million for the year ended December 31, 2023 from the sale of 656 tonnes of gold-rich pyrite concentrate, 118 tonnes of silver-rich lead concentrate and 63 tonnes of zinc concentrate. There were no concentrate sales in the year ended December 31, 2022.

- *Slag Sales* – We recorded $0.8 million in revenue related to the gold and silver in slag that was sold to a refiner with operations in Mexico and United States in the year December 31, 2023. There were no slag sales in year ended December 31, 2022.

Costs of metals sold. For the year ended December 31, 2023, we recorded $12.4 million of costs of metals sold. We recorded $17.5 million of costs of metals sold for the year ended December 31, 2022.

Exploration Expense. Our exploration expense, including work at Rodeo, Velardeña, Yoquivo, Sand Canyon and other properties, totaled $3.4 million for the year ended December 31, 2023, including the cost of expanding a tailings facility at Velardeña. Our exploration expense totaled $9.6 million for the year ended December 31, 2022. Exploration expense for both years was incurred primarily in Mexico and includes property holding costs, costs incurred by our local exploration offices, exploration and development project costs, and allocated corporate administrative expenses. The higher exploration expense for 2022 was primarily related to increased exploration and other costs at our Velardeña Properties including expense to expand a tailings facility and perform test mining at Velardeña in anticipation of a restart in 2023. In 2022, exploration expenses also supported work at Yoquivo in Mexico and the Sarita Este property in Argentina.

Velardeña shutdown and care and maintenance costs. We recorded $1.2 million for the year ended December 31, 2023 and $1.4 million for the year ended December 31, 2022, for expenses related to care and maintenance at our Velardeña Properties as the result of the suspension of mining and processing activities in November 2015 until the commencement of mining in December 2023.

El Quevar Project Expense. As discussed above, during April 2020 we entered into the Earn-In Agreement with Barrick, pursuant to which Barrick has acquired an option to earn a 70% interest in the El Quevar Property. During the earn-in period Barrick has and will continue to reimburse us for certain holding and maintenance costs related to the project. During the year ended December 31, 2023, we recorded an expense of approximately $0.5 million primarily related to holding and evaluation costs for the Yaxtché deposit at the El Quevar Property, net of costs reimbursed. During the year ended December 31, 2022, we recorded an expense of approximately $0.6 million primarily related to exploration, holding and evaluation costs for the Yaxtché deposit at the El Quevar Property, net of costs reimbursed. For both years, additional nominal costs incurred in Argentina and not related to the El Quevar Property are included in "*Exploration Expense*", discussed above.

Administrative Expense. Administrative expenses totaled $4.7 million for the year ended December 31, 2023, compared to $4.5 million for the year ended December 31, 2022. Administrative expenses, including costs associated with being a public company, are incurred primarily by our corporate activities in support of the Rodeo and Velardeña Properties, El Quevar Property and our exploration portfolio. The $4.7 million of administrative expenses we incurred during 2023 is comprised of $2.0 million of employee compensation and directors' fees, $1.6 million of professional fees, and $1.1 million of insurance, rents, travel expenses, utilities and other office costs. The $4.5 million of administrative expenses we incurred during 2022 is comprised of $2.0 million of employee compensation and directors' fees, $1.0 million of professional fees, and $1.5 million of insurance, rents, travel expenses, utilities and other office costs. The directors' fees were accrued in 2023 but have not been paid.

Stock based compensation. During the year ended December 31, 2023, we incurred expense related to stock-based compensation in the amount of $0.4 million compared to $0.7 million for the year ended December 31, 2022. Stock based compensation varies from period to period depending on the number and timing of shares granted, the type of grant, the market value of the shares on the date of grant and other variables.

Reclamation and accretion expense. During each of the years ended December 31, 2023 and 2022, we incurred $0.3 million of reclamation expense, related to the accretion of an asset retirement obligation at the Velardeña Properties.

Other Operating Income, Net. We recorded $2.3 million for the year ended December 31, 2023 relating mainly to the sale of non-core assets. We recorded $1.6 million of other operating income for the year ended December 31, 2022, primarily related to the amortization of deferred income related to the option agreement for the 2020 sale of the Santa Maria property, as discussed above.

Depreciation, depletion and amortization. During the year ended December 31, 2023 and 2022, we incurred depreciation, depletion and amortization expense of $0.5 million and $0.4 million respectively.

Interest and Other expense, net. We recorded a nominal amount of interest and other expense, net for the years ended December 31, 2023 and 2022.

Gain (Loss) on Foreign Currency. We recorded a $0.1 million foreign currency gain and a $0.3 million foreign currency gain for the years ended December 31, 2023 and 2022, respectively. Foreign currency gains and losses are primarily related to the effect of currency fluctuations on monetary assets net of liabilities held by our foreign subsidiaries that are denominated in currencies other than U.S. dollars.

Income Taxes. We recorded an $11,000 income tax expense for the year ended December 31, 2023, and a $88,000 income tax expense for the year ended December 31, 2022.

Liquidity, Capital Resources and Going Concern

2024 Liquidity Forecast and Going Concern Qualification

Our forecasted expenditures during the 12 months ending December 31, 2024, excluding Velardeña cost of metals sold which is included in our forecast of net operating margin discussed below, total approximately $9.0 million. These forecasted expenditures include: (i) exploration expenses of $1.3 million, (ii) El Quevar spending (net of Barrick reimbursements) of $0.4 million and (iii) administrative expense of $3.3 million and (iv) $4.0 million for administrative and shutdown costs in Mexico. The actual amount of cash expenditures that we incur during the twelve-month period ending December 31, 2024 may vary significantly from the amounts specified above and will depend on a number of factors, including variations in the anticipated administrative expenses and costs at El Quevar, and costs for continued exploration, project assessment, and advancement of our other exploration properties.

We do not currently have sufficient resources to meet our expected cash needs during the year ended December 31, 2024. At December 31, 2023, we had current assets of approximately $8.7 million including cash and cash equivalents of approximately $3.8 million. On the same date, we also had current liabilities of approximately $5.7 million. On February 29, 2024 we announced that we were stopping production at the Velardeña Properties due to our inability to continue to fund the project given operational delays in ramping up mine production and due to lower than expected initial concentrate quality and projected income from concentrate sales. The forecasted net operating margin from the Velardeña Properties during the year is expected to be between a loss of $2.0 million and a loss of $2.5 million. Net operating margin is defined as revenue from the sale of metals less the cost of metals sold. Our estimate assumes average gold and silver prices per ounce during the period of $1,948 and $24.34, respectively. The actual amount that we receive in net operating margin from the Velardeña Properties during the period may vary significantly from the amounts specified above. We do not anticipate receiving funds from the sale of concentrates produced at the Velardeña Properties subsequent to March 31, 2024.

To meet our liquidity needs during the year, we plan to sell assets, collect VAT receivables, seek equity financing and reduce costs. The amount of cash that we need to raise from the equity raises, asset sales and VAT collections combined to cover forecast expenditures during the 12 months ended December 31, 2024 is between $7.6 million and $8.6 million.

There is no assurance that we will be successful in raising sufficient capital. At March 11, 2024, our available shares authorized by not yet outstanding which could be offered to raise equity was approximately 1.9 million shares out of our 28 million shares authorized. In the absence of sufficient asset sales, equity financing or other external funding the Company's cash balance is expected to be depleted in the second quarter of 2024.

The consolidated financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the normal course of business. However, as noted above, our continuing long-term operations will be dependent upon our ability to secure sufficient funding to generate future profitable operations. The underlying value and recoverability of the amounts shown as property, plant and equipment in our consolidated financial statements are dependent on our ability to continue to generate positive cash flows from operations and to continue to fund exploration activities that would lead to additional profitable mining and processing activities or to generate proceeds from the disposition of property, plant and equipment.

The ability of the Company to maintain a positive cash balance for a period of 12 months beyond the filing date of this Form 10-K is dependent upon its ability to generate sufficient cash flow from operations, reduce expenses, sell non-core assets, and raise sufficient funds through equity and debt sources. There can be no assurance the Company will be successful in generating sufficient funds from these sources to maintain liquidity throughout the 12-month period. These material uncertainties cast significant doubt on the Company's ability to continue as a going concern. Therefore, the Company cannot conclude that substantial doubt does not exist as to the Company's ability to continue as a going concern for the twelve months following the filing date of this Form 10-K. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or liabilities which might be necessary should the Company not continue as a going concern.

2023 Liquidity Discussion

At December 31, 2023, our aggregate cash and cash equivalents totaled $3.8 million, compared to the $4.0 million in similar assets held at December 31, 2022. The decrease is the result of the following expenditures and cash inflows for the year ended December 31, 2023. Expenditures totaled $9.9 million from the following:

- $3.4 million in exploration expenditures, including $0.6 million to expand the tailing facility at Plant 2, $0.3 to support Colque and $2.5 million to support exploration and mining activities at our Rodeo Property, Velardeña Properties Yoquivo Property, and other properties.

- $1.2 million in care and maintenance costs at the Velardeña Properties;

- $0.6 million in exploration and evaluation activities, care and maintenance and property holding costs at the El Quevar project, net of reimbursements from Barrick; and

- $4.7 million in general and administrative expenses;

The above expenditures were offset by cash inflows of $9.7 million from the following:

- $7.5 million from equity offerings and net of fees (as further described in Footnote 16 in our Consolidated Financial Statements);

- $2.2 million from the sale of non-core assets;

Critical Accounting Policies and Estimates

The selection and application of accounting policies is an important process that has developed as our business activities have evolved and as the accounting rules have changed. Accounting rules generally do not involve a selection among alternatives, but involve an implementation and interpretation of existing rules, and the use of judgment, to the specific set of circumstances existing in our business. Discussed below are the accounting policies that we believe are critical to our financial statements due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported.

Income Recognition

We record income from farm-out agreements with third parties in accordance with Accounting Standards Codification ("ASC") 610 and ASC 606, which generally provides that income be recognized as the Company performs its obligations according to the contract. In most instances, this will result in income being recognized ratably over a period of time relating to the receipt of periodic payments as the Company satisfies its performance obligation.

Mineral Reserves

We do not have defined mineral reserves pursuant to Regulation S-K subpart 1300 ("S-K 1300") and all of our mining properties are in the exploration stage. When and if we determine that a mining property has mineral reserves, subsequent development costs will be capitalized to those properties. When we commence extraction at our mining properties with defined mineral reserves, capitalized costs would be charged to operations using the units-of-production method. We cannot be certain that any part of the deposits at our properties will ever be confirmed or converted into S-K 1300 compliant reserves.

Asset Retirement Obligations

We record asset retirement obligations in accordance with ASC 410, "Asset Retirement and Environmental Obligations" ("ASC 410"), which establishes a uniform methodology for accounting for estimated reclamation and abandonment costs. According to ASC 410, the fair value of a liability for an asset retirement obligation ("ARO") is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. To the extent that the ARO is related to fixed plant and equipment, an offsetting asset retirement cost is capitalized as part of the carrying value of the assets with which it is associated and depreciated over the useful life of the asset.

Long-Lived Assets

Long-lived assets are recorded at cost and per the guidance of ASC 360 we assess the recoverability of our long-lived assets, including goodwill, whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. If the sum of estimated future net cash flows on an undiscounted basis is less than the carrying amount of the related asset, impairment is considered to exist. The related impairment loss is measured by comparing estimated future net cash flows on a discounted basis or by comparing other market indicators to the carrying amount of the asset.

Functional Currency

Our revenue and external funding are primarily denominated in U.S. dollars. Additionally, substantially all of our significant expenditures are made with reference to U.S. dollars. Accordingly, the Company and its subsidiaries use the U.S. dollar as their functional and reporting currency.

ITEM 8: FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements and supplementary information filed as part of this Item 8 are listed under Part IV, Item 15, "Exhibits, Financial Statement Schedules" and contained in this annual report on Form 10-K at page F-1.

ITEM 9: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A: CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management has evaluated, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2023.

Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2023, our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were effective and designed to provide reasonable assurance that (i) information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (ii) information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

The management of Golden Minerals, including the Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of our controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework*. Based on our assessment, management has concluded that, as of December 31, 2023, our internal control over financial reporting is effective based on these criteria.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B: OTHER INFORMATION

None.

ITEM 9C: DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10: DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

Incorporated by reference from the information in our proxy statement for the 2024 Annual Meeting of Stockholders, which we will file with the Securities and Exchange Commission within 120 days of the end of the fiscal year to which this report relates.

We have adopted a code of ethics that applies to all of our employees, including the principal executive officer, principal financial officer, principal accounting officer, and those of our officers performing similar functions. The full text of our code of ethics can be found on the Corporate Governance page on our website. In the event our Board of Directors approves an amendment to or waiver from any provision of our code of ethics, we will disclose the required information pertaining to such amendment or waiver on our website.

ITEM 11: EXECUTIVE COMPENSATION

Incorporated by reference from the information in our proxy statement for the 2024 Annual Meeting of Stockholders, which we will file with the Securities and Exchange Commission within 120 days of the end of the fiscal year to which this report relates.

ITEM 12: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Incorporated by reference from the information in our proxy statement for the 2024 Annual Meeting of Stockholders, which we will file with the Securities and Exchange Commission within 120 days of the end of the fiscal year to which this report relates.

ITEM 13: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Incorporated by reference from the information in our proxy statement for the 2024 Annual Meeting of Stockholders, which we will file with the Securities and Exchange Commission within 120 days of the end of the fiscal year to which this report relates.

ITEM 14: PRINCIPAL ACCOUNTING FEES AND SERVICES

Incorporated by reference from the information in our proxy statement for the 2024 Annual Meeting of Stockholders, which we will file with the Securities and Exchange Commission within 120 days of the end of the fiscal year to which this report relates.

PART IV

ITEM 15: EXHIBITS, FINANCIAL STATEMENT SCHEDULES

      a.   Documents filed as part of this Form 10-K or incorporated by reference:

            (1)   Our consolidated financial statements are listed on the "Index to Financial Statements" on Page F-1 to this report.

            (2)   Financial Statement Schedules (omitted because they are either not required, are not applicable, or the required information is disclosed in the notes to the financial statements or related notes).

            (3)   The following exhibits are filed with this annual report on Form 10-K or incorporated by reference.

ITEM 16: FORM 10-K SUMMARY

      Not applicable

EXHIBITS

Exhibit Number	
3.1	Amended and Restated Certificate of Incorporation of Golden Minerals Company (Incorporated by reference to our Current Report on Form 8-K filed March 30, 2009).
3.2	First Amendment to the Amended and Restated Certificate of Incorporation of Golden Minerals Company dated September 2, 2011 (Incorporated by reference to our Current Report on Form 8-K filed September 9, 2011).
3.3	Second Amendment to the Amended and Restated Certificate of Incorporation of Golden Minerals Company dated May 19, 2016 (incorporated by reference to our Current Report on Form 8-K filed on May 20, 2016).
3.4	Third Amendment to the Amended and Restated Certificate of Incorporation of Golden Minerals Company dated June 11, 2020 (incorporated by reference to Appendix A of the Company's Proxy Statement on Schedule 14A filed on March 25, 2021).
3.5	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Golden Minerals Company dated May 30, 2023 (incorporated by reference to our Current Report on Form 8-K filed on May 30, 2023).
3.6	Amended and Restated Bylaws of Golden Minerals Company (incorporated by reference to our Current Report on Form 8-K filed on March 1, 2023).
4.1	Description of Registrant's Securities (incorporated by reference to our Annual Report on Form 10-K filed on February 27, 2020).
4.2	Form of Series A Warrant (incorporated by reference to our Current Report on Form 8-K filed on July 19, 2019).
4.3	Form of Series B Warrant (incorporated by reference to our Current Report on Form 8-K filed on July 19, 2019).
4.4	Form of Series A Warrant (incorporated by reference to our Current Report on Form 8-K filed on April 23, 2020).
4.5	Form of Series B Warrant (incorporated by reference to our Current Report on Form 8-K filed on April 23, 2020).
4.6	Form of Common Warrant (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on June 29, 2023).
4.7	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on June 29, 2023).
4.8	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 10.4 to the Company's Current report on Form 8-K filed on November 9, 2023).
4.9	Form of Series A Warrant (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on November 9, 2023).
4.10	Form of Series B Warrant (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on November 9, 2023).
10.1	Form of Indemnification Agreement (incorporated by reference to our Current Report on Form 8-K filed March 30, 2009).

10.2	Form of Change of Control Agreement (incorporated by reference to our Current Report on Form 8-K filed March 30, 2009).
10.3	Golden Minerals Company 2023 Equity Incentive Plan (incorporated by reference Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 30, 2023).
10.4	Form of Restricted Stock Unit Award Agreement Pursuant to the 2023 Equity Incentive Plan (incorporated by reference to our Quarterly Report on Form 10-Q filed on November 13, 2023).
10.5	At the Market Offering Agreement, dated as of December 20, 2016, between Golden Minerals Company and H.C. Wainwright & Co., LLC (incorporated by reference to our Current Report on Form 8-K filed on December 20, 2016).
10.6	Amendment to At the Market Offering Agreement, dated as of November 23, 2018 (incorporated by reference to our Current Report on Form 8-K filed on November 23, 2018).
10.7	Amendment to At the Market Offering Agreement, dated as of December 11, 2020 (incorporated by reference to our Current Report on Form 8-K filed on December 11, 2020).
10.8	Earn-In Agreement among Golden Minerals Company, ASM Services S.A.R.L., Silex Spain, S.L., Silex Argentina, S.A. and Barrick Gold Corporation, dated April 9, 2020 (incorporated by reference to our Quarterly Report on Form 10-Q filed on May 6, 2020).
10.9	Securities Purchase Agreement between Golden Minerals Company and certain institutional investors, dated as of June 26, 2023 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on June 29, 2023).
10.10	Securities Purchase Agreement between Golden Minerals Company and certain institutional investors, dated as of November 6, 2023 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on November 9, 2023).
10.11	Contract of Assignment of Mining Rights between Minera de Cordilleras, S. de R.L. de C.V. and Transformaciones y Servicios Metalurgicos, S.A. de C.V., dated December 1, 2023. *
16.1	Letter from Plante & Moran, PLLC, dated as of September 8, 2022 (incorporated by reference to our Current Report on Form 8-K filed on September 9, 2022).
16.2	Letter from Armanino, LLP, dated as of July 7, 2023 (incorporated by reference to our Current Report on Form 8-K filed on July 7, 2023).
21.1	Subsidiaries of the Company. *
23.1	Consent of Haynie & Company. *
23.2	Consent of Armanino, LLP. *
23.3	Consent of Tetra Tech. *
23.4	Consent of Aaron Amoroso. *
23.5	Consent of Matthew Booth. *
31.1	Certification of Chief Executive Officer of Periodic Report Pursuant to Rule 13a-14(a) and Rule 15d-14(a) (Section 302 of the Sarbanes-Oxley Act of 2002). *
31.2	Certification of Chief Financial Officer of Periodic Report Pursuant to Rule 13a-14(a) and Rule 15d-14(a) (Section 302 of the Sarbanes-Oxley Act of 2002). *
32.1	Certificate of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. 1350 (Section 906 of the Sarbanes-Oxley Act of 2002). **
96.1	Rodeo Project – Technical Report Summary (incorporated by reference to our Annual Report on Form 10-K filed on March 22, 2023).
96.2	Yoquivo Project – Technical Report Summary (incorporated by reference to our Annual Report on Form 10-K filed on March 22, 2023).

96.3	Velardeña Project – Technical Report Summary (incorporated by reference to our Registration Statement on Form S-1 filed on September 7, 2023).
97.1	Policy Relating to Recovery of Erroneously Awarded Compensation.*
101.INS	Inline XBRL Instance Document. *
101.SCH	Inline XBRL Taxonomy Extension Schema Document. *
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document. *
101.DEF	Inline XBRL Taxonomy Definition Document. *
101.LAB	Inline XBRL Taxonomy Label Linkbase Document. *
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document. *
104	Cover Page Interactive Data File (the cover page XBRL tags are embedded in the Inline XBRL document)

---

*   Filed herewith.

**   Furnished herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 19, 2024   GOLDEN MINERALS COMPANY
                                              Registrant
                                              By: /s/ WARREN M. REHN
                                                                     Warren M. Rehn
                                                           President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ WARREN M. REHN Warren M. Rehn	President and Chief Executive Officer (Principal Executive Officer)	March 19, 2024
/s/ JULIE Z. WEEDMAN Julie Z. Weedman	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 19, 2024
/s/ JEFFREY G. CLEVENGER Jeffrey G. Clevenger	Chairman of the Board of Directors	March 19, 2024
/s/ DEBORAH J. FRIEDMAN Deborah J. Friedman	Director	March 19, 2024
/s/ KEVIN R. MORANO Kevin R. Morano	Director	March 19, 2024
/s/ TERRY M. PALMER Terry M. Palmer	Director	March 19, 2024
/s/ DAVID H. WATKINS David H. Watkins	Director	March 19, 2024

GOLDEN MINERALS COMPANY
FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA INDEX

<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

To the Board of Directors and
Shareholders of Golden Minerals Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Golden Minerals Company (the Company) as of December 31, 2023, and the related consolidated statements of operations, changes in equity, and cash flows for the ended December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has incurred negative cash flows from operating activities, which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

Asset Retirement and Reclamation Liabilities

As discussed in Note 12 to the financial statements, the Company is subject to national, state and local environmental laws and regulations governing the protection of the environment, including remediation, restoration and reclamation of environmental contamination. Liabilities for environmental contingencies are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. As of December 31, 2023, the Company's consolidated asset retirement and reclamation liabilities totaled $4.3m.

Our audit procedures required a significant amount of time performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. Those procedures included gaining an overall understanding of the Company's process for estimating mineral resources and the related mine closure dates and tested the accuracy of key data used in their estimation process. We read the related valuation reports verifying the reasonableness of the Company's calculations and ensuring mathematical accuracy. We evaluated the assumptions used by management to develop their estimates and considered the relevant accounting guidance.

Haynie & Company
Salt Lake City, Utah

March 19, 2024

We have served as the Company's auditor since 2023.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Golden Minerals Company
Golden, Colorado

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Golden Minerals Company (the Company) as of December 31, 2022, and the related consolidated statements of operations, changes in equity, and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The 2022 consolidated financial statements were prepared assuming that the Company would continue as a going concern. As of December 31, 2022, the Company had suffered recurring losses from operations, incurred negative cash flows from operating activities, and had stated that substantial doubt exists about the Company's ability to continue as a going concern. The 2022 consolidated financial statements did not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

The Company's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on the Company's consolidated financial statements. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.


Armanino^{LLP}
Dallas, Texas


March 22, 2023

We have served as the Company's auditor from 2022 to 2023.

GOLDEN MINERALS COMPANY
CONSOLIDATED BALANCE SHEETS
(Expressed in United States dollars)

	December 31, 2023		December 31, 2022	
	(in thousands, except share data)			
Assets				
Current assets				
Cash and cash equivalents (Note 5)	$	3,766	$	3,972
Short-term investments (Note 5)		11		20
Inventories, net (Note 7)		830		1,371
Value added tax receivable, net (Note 8)		3,135		1,465
Prepaid expenses and other assets (Note 6)		972		1,142
Total current assets		8,714		7,970
Property, plant and equipment, net (Note 9)		5,821		6,416
Investments (Note 5)		265		225
Right-of-use assets (Note 10)		110		333
Total assets	$	14,910	$	14,944
Liabilities and Equity				
Current liabilities				
Accounts payable and other accrued liabilities (Note 11)	$	4,899	$	3,709
Other current liabilities (Note 13)		774		640
Total current liabilities		5,673		4,349
Asset retirement and reclamation liabilities (Note 12)		4,096		3,993
Other long-term liabilities (Note 13)		28		122
Total liabilities		9,797		8,464
Commitments and contingencies (Note 20)				
Equity (Note 16)				
Common stock, $.01 par value, 28,000,000 shares authorized; 14,084,680 and 6,836,735 shares issued and outstanding, respectively [1]		141		68
Additional paid-in capital		552,160		544,372
Accumulated deficit		(547,188)		(537,960)
Shareholders' equity		5,113		6,480
Total liabilities and equity	$	14,910	$	14,944

[1] Reflects the one-for-25 reverse stock split that became effective June 9, 2023. Refer to Note 1, "Nature of Operations."

The accompanying notes form an integral part of these consolidated financial statements.

GOLDEN MINERALS COMPANY
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in United States dollars)

		Year Ended		
		December 31,		
		2023		2022
		(in thousands, except per share data)		
Revenue:				
Sale of metals (Note 17)	$	12,002	$	23,285
Total revenue		12,002		23,285
Costs and expenses:				
Cost of metals sold (exclusive of depreciation shown below) (Note 17)		(12,358)		(17,538)
Exploration expense		(3,401)		(9,617)
El Quevar project expense		(544)		(579)
Velardeña care and maintenance costs		(1,243)		(1,428)
Administrative expense		(4,659)		(4,496)
Stock-based compensation		(405)		(744)
Reclamation expense		(297)		(282)
Other operating income, net		2,315		1,622
Depreciation and amortization		(530)		(369)
Total costs and expenses		(21,122)		(33,431)
Loss from operations		(9,120)		(10,146)
Other income (expense):				
Interest and other income (expense), net (Note 18)		32		(11)
Gain on foreign currency transactions		121		339
Litigation settlement (Note 20)		(250)		—
Total other (expense) income		(97)		328
Loss from operations before income taxes		(9,217)		(9,818)
Income taxes (Note 15)		(11)		(88)
Net loss	$	(9,228)	$	(9,906)
Net loss per common share - basic [1]	$	(1.08)	$	(1.49)
Weighted-average shares outstanding - basic [2]		8,539,811		6,647,398

[1] Reflects the one-for-25 reverse stock split that became effective June 9, 2023. Refer to Note 1, "Nature of Operations."

[2] Potentially dilutive shares have not been included for loss periods because to do so would be anti-dilutive. Potentially dilutive shares at December 31, 2023, consist of 400,409 equivalent shares related to stock compensation and 11,308,314 equivalent shares related to warrants outstanding. Potentially dilutive shares at December 31, 2022, consist of 440,209 equivalent shares related to stock compensation and 392,154 equivalent shares related to warrants outstanding. See Note 16 for a discussion of stock-based compensation and warrants.

The accompanying notes form an integral part of these consolidated financial statements.

GOLDEN MINERALS COMPANY
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in United States dollars)

	Common Stock [1]				Additional Paid-in Capital		Accumulated Deficit		Total Equity
	Shares		Amount						
					(in thousands except share data)				
Balance, December 31, 2021	6,538,566	$	65	$	542,081	$	(527,961)	$	14,185
Adjustment related to correction of immaterial error (Note 4)	—		—		—		(93)		(93)
Adjusted balance at January 1, 2022 (Restated)	6,538,566		65		542,081		(528,054)		14,092
Stock compensation accrued and restricted stock awards granted (Note 16)	22,000		—		744		—		744
Shares issued under the at-the-market offering agreement, net (Note 16)	111,234		1		727		—		728
KELTIP shares issued net of shares relinquished to cover withholding taxes (Note 16)	44,935		1		(229)		—		(228)
Warrants exercised (Note 16)	120,000		1		1,049		—		1,050
Net loss	—		—		—		(9,906)		(9,906)
Balance, December 31, 2022	6,836,735	$	68	$	544,372	$	(537,960)	$	6,480
Stock compensation accrued (Note 16)	—		—		405		—		405
Shares issued under the at-the-market offering agreement, net (Note 16)	308,930		3		1,791		—		1,794
Offering and private placement transaction (Note 16)	790,000		8		1,847		—		1,855
Public offering (Note 16)	4,712,488		47		3,760		—		3,807
Warrants exercised (Note 16)	1,436,527		15		(15)		—		—
Net loss	—		—		—		(9,228)		(9,228)
Balance, December 31, 2023	14,084,680	$	141	$	552,160	$	(547,188)	$	5,113

[1] Reflects the one-for-25 reverse stock split that became effective June 9, 2023. Refer to Note 1, "Nature of Operations."

The accompanying notes form an integral part of these consolidated financial statements.

GOLDEN MINERALS COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)

		Year Ended December 31,		
		2023		2022
		(in thousands)		
Cash flows used in operating activities:				
Net cash used in operating activities (Note 19)	$	(9,912)	$	(9,657)
Cash flows from (used in) investing activities:				
Proceeds from sale of assets		2,246		125
Investment in Golden Gryphon Explorations Inc.		(40)		(225)
Acquisitions of property, plant and equipment		—		(52)
Net cash from (used in) investing activities	$	2,206	$	(152)
Cash flows from financing activities:				
Proceeds from issuance of common stock, net of issuance costs		7,500		1,780
Common stock shares relinquished to pay taxes		—		(228)
Net cash from financing activities	$	7,500	$	1,552
Net decrease in cash and cash equivalents		(206)		(8,257)
Cash and cash equivalents, beginning of period		3,972		12,229
Cash and cash equivalents, end of period	$	3,766	$	3,972

The accompanying notes form an integral part of these consolidated financial statements.

GOLDEN MINERALS COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

1. Nature of Operations

The Company is a mining company, holding a 100% interest in the Rodeo property in Durango State, Mexico (the "Rodeo Property"), a 100% interest in the Velardeña and Chicago precious metals mining properties and associated oxide and sulfide processing plants in the state of Durango, Mexico (the "Velardeña Properties"), a 100% interest in the El Quevar advanced exploration property in the province of Salta, Argentina, which is subject to the terms of the "Earn-in Agreement" (see Note 9), and a diversified portfolio of precious metals and other mineral exploration properties located primarily in or near historical precious metals producing regions of Mexico, Argentina and Nevada. The Rodeo Property, the Velardeña Properties, the Yoquivo property and the El Quevar advanced exploration property are the Company's only material properties.

We concluded mining operations at the Rodeo Property in June 2023. We commenced mining activities at the Velardeña Properties in December 2023, however, mining operations were shut down in February 2024 because the initial performance of the mine and the processing plant did not achieve the expected results. We are shutting down operations at our Velardeña Properties and holding them for short-term sale while we evaluate alternatives to realize value from the asets. We continue to evaluate and search for mining opportunities in North America (including Mexico) with near-term prospects of mining. We are also focused on advancing our Yoquivo exploration property in Mexico and our El Quevar advanced exploration property in Argentina through the Earn-In Agreement with Barrick. We are holding an additional portfolio of approximately 11 properties, located in Mexico, Nevada and Argentina for sale or advancement when possible.

The Company is considered an exploration stage issuer under the criteria set forth by the SEC under Subpart 1300 of Regulation S-K ("S-K 1300") as the Company has not yet demonstrated the existence of mineral reserves at any of the Company's properties. As a result, and in accordance with GAAP for exploration stage companies, all expenditures for exploration and evaluation of the Company's properties are expensed as incurred. As such, the Company's financial statements may not be comparable to the financial statements of mining companies that have proven and probable mineral reserves. Such companies would typically capitalize certain development costs including infrastructure development and mining activities to access the ore. The capitalized costs would be amortized on a units-of-production basis as reserves are mined. The amortized costs are typically allocated to inventory and eventually to cost of sales as the inventories are sold. As the Company does not have proven and probable mineral reserves, substantially all expenditures at the Company's Rodeo Property and the Velardeña Properties for mine construction activity, as well as operating costs associated with the mill facilities, and for items that do not have a readily identifiable market value apart from the mineralized material, have been expensed as incurred. Such costs are charged to cost of metals sold or project expense during the period depending on the nature of the costs. Certain costs may be reflected in inventories prior to the sale of the product. The Company cannot be certain that any deposits at any of its properties will ever be confirmed or converted into S-K 1300 compliant "reserves."

Reverse Stock Split

On May 26, 2023, the Company's Board of Directors approved a reverse stock split (the "Reverse Stock Split") of the Company's common stock, par value $0.01 per share, at a ratio of one-for-25 shares and a reduction in the total number of authorized shares of common stock of the Company from 350,000,000 shares to 28,000,000 shares (the "Authorized Shares Reduction"), each effective as of June 9, 2023. To effect the Reverse Stock Split and the Authorized Shares Reduction, the Company filed an amendment to the Company's Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware on May 30, 2023.

As a result of the Reverse Stock Split, each 25 shares of common stock of the Company then-issued and outstanding automatically combined into one new share of common stock, with no change in par value per share. No

(Expressed in United States dollars)

fractional shares of common stock were issued as a result of the Reverse Stock Split. Any fractional shares resulting from the Reverse Stock Split were rounded up to the nearest whole share of common stock. The common stock of the Company commenced trading on a split-adjusted basis at the open of trading on June 9, 2023.

In addition, proportionate adjustments were made to the number of shares issuable upon the exercise or vesting of all outstanding warrants and restricted stock units, resulting in a proportional decrease in the number of shares of common stock reserved for issuance upon exercise or vesting of such warrants and restricted stock units and the number of shares of common stock then reserved for issuance under the Company's equity compensation plans, including the Company's 2023 Equity Incentive Plan, which was reduced proportionately.

Accordingly, all share and per share data (including share and per share information related to share-based compensation and outstanding warrants), number of shares outstanding and other common stock equivalents for the periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect the Reverse Stock Split.

2. Liquidity, Capital Resources and Going Concern

We do not currently have sufficient resources to meet our expected cash needs during the twelve months ended December 31, 2024. At December 31, 2023, we had current assets of approximately $8.7 million, including cash and cash equivalents of approximately $3.8 million. On the same date, we had accounts payable and other current liabilities of approximately $5.7 million. Because we have ceased mining at the Rodeo mine, and have stopped our mining operations at the Velardeña properties, we will need to raise capital through asset sales, equity financing or collection of outstanding VAT receivables. The forecasted net operating margin from the Velardeña Property through the twelve months ended December 31, 2024 is expected to range between negative $2.0 million and negative $2.5 million assuming average gold and silver prices of $1,948 and $24.34 respectively during the 12 month period ending December 31, 2024. The Company also forecasts expenditures during the 12 months ending December 31, 2024 for administrative expenses, exploration expenses and shutdown expense in Mexico and Argentina along with general corporate administrative expenses to total approximately $9.0 million.

We will require further sources of capital. In order to satisfy the Company's projected general, administrative, exploration and other expenses through December 31, 2024, we will need approximately $7.6 to $8.6 million in additional capital inflows. These additional capital inflows may take the form of asset sales, equity financing activities, and collection of our outstanding VAT receivable or otherwise.

There is no assurance that we will be successful in raising sufficient capital. At March 11, 2024, our available shares authorized but not yet outstanding which could be offered to raise equity was approximately 1.9 million shares out of our 28 million shares authorized. We plan to ask our shareholders to approve an increase in our authorized capital at this years Annual Shareholder's Meeting, but there can be no assurance this will be approved. In the absence of sufficient asset sales, equity financing or other external funding the Company's cash balance is expected to be depleted during the second quarter of 2024.

The Company's consolidated financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the normal course of business. However, as noted above, our continuing long-term operations will be dependent upon our ability to secure sufficient funding to generate future profitable operations. The underlying value and recoverability of the amounts shown as property, plant and equipment in our interim consolidated financial statements are dependent on our ability to continue to generate positive

cash flows from operations and to continue to fund general administrative, and exploration activities that would lead to additional profitable mining and processing activities or to generate proceeds from the disposition of property, plant and equipment.

The ability of the Company to maintain a positive cash balance for a period of twelve months beyond the filing date of this 2023 Annual Report on Form 10-K is dependent upon its ability to generate sufficient cash flow from selling assets, collecting VAT accounts receivable from the Mexican government, reduce expenses, and raise sufficient funds through equity or external sources. These material uncertainties cast significant doubt on the Company's ability to continue as a going concern. Therefore, the Company cannot conclude that substantial doubt does not exist as to the Company's ability to continue as a going concern for the twelve months following the filing date of this Annual Report for the year ended December 31, 2023 on Form 10-K. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or liabilities which might be necessary should the Company not continue as a going concern.

3. **Summary of Significant Accounting Policies**

The Company's consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The preparation of the Company's consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant areas requiring the use of management estimates and assumptions relate to mineral resources and related future metals prices that are the basis for future cash flow estimates utilized in impairment calculations; depreciation, depletion and amortization calculations; environmental reclamation and closure obligations; valuation allowances for deferred tax assets; and the fair value of financial instruments. The Company based its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ significantly from these estimates under different assumptions or conditions.

The policies adopted, considered by management to be significant, are summarized as follows:

a. *Basis of Consolidation*

All of the Company's consolidated subsidiaries are 100% owned and as such the Company does not have a noncontrolling interest in any of its subsidiaries. All intercompany transactions and balances have been eliminated at consolidation.

b. *Translation of Foreign Currencies*

The Company's revenue and external funding are primarily denominated in U.S. dollars. Substantially all of the Company's significant expenditures are made with reference to U.S. dollars. Accordingly, the Company and its subsidiaries use the U.S. dollar as their functional and reporting currency.

c. *Cash and Cash Equivalents*

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

d. *Inventories*

Finished goods inventories include doré bars. Doré bars are valued at the lower of the average cost incurred prior to the refining process, plus applicable refining costs, or net realizable value.

In-process inventories represent material that is currently in the process of being converted to a saleable product. In-process material is measured based on assays of the material fed into the process and the projected recoveries of the respective processing plants. In-process inventories are valued at the lower of the average cost, plus the in-process conversion costs, or net realizable value.

Stockpiles represent ore that has been extracted from the mine and is available for further processing. Costs are added to stockpiles based on current mining costs. Stockpiles are recorded at the lower of average cost or net realizable value, and carrying values are evaluated at least quarterly. Net realizable value represents the estimated future sales price based on short-term and long-term metals price assumptions, less estimated costs to complete production and bring the product to sale.

Materials and supplies inventories are valued at the lower of average cost or net realizable value. Cost includes applicable taxes and freight. The Company routinely counts and evaluates its material and supplies to determine the existence of any obsolete stock that is subject to impairment.

e. *Mining Properties, Exploration and Development Costs*

The Company expenses general prospecting costs and the costs of acquiring and exploring unevaluated mining properties. When and if a mining property is determined to have proven and probable mineral reserves, subsequent development costs will be capitalized to mineral properties. For acquired mining properties with proven and probable mineral reserves, the Company will capitalize acquisition costs and subsequent development costs. When and if mining properties with proven and probable reserves are developed and operations commence, capitalized costs will be charged to operations using the units-of-production method over proven and probable reserves. Upon abandonment or sale of a mining property, all capitalized costs relating to the specific property are written off in the period abandoned or sold and a gain or loss is recognized in the accompanying Consolidated Statements of Operations.

As discussed in Note 1, the Company is considered an exploration stage company under the criteria set forth by the SEC since it has not yet demonstrated the existence of mineral reserves at any of the Company's properties. As the Company does not have proven and probable mineral reserves, substantially all expenditures at the Company's Rodeo Property and the Velardeña Properties for mine construction activity, as well as operating costs associated with the mill facilities, and for items that do not have a readily identifiable market value apart from the mineral resources, have been expensed as incurred. Such costs are charged to cost of metals sold or project expense during the period depending on the nature of the costs. Certain costs may be reflected in inventories prior to the sale of the product.

On a quarterly basis the Company evaluates its exploration properties to determine if they meet the Company's minimum requirements for continued evaluation. The rights to the properties that do not meet the minimum requirements are relinquished and the carrying values, if any, are written off and reflected in *"Exploration expense"* on the accompanying Consolidated Statements of Operations.

(Expressed in United States dollars)

f. Property, Plant and Equipment and Long-Lived Asset Impairment

Buildings are depreciated using the straight–line method over the estimated useful lives of the buildings, typically 30 to 40 years, or the estimated life of the mine, whichever is shorter. Mining equipment and machinery, excluding the plant, are depreciated using the straight-line method over useful lives of three to eight years or the lease period, whichever is shorter. Other furniture and equipment are depreciated using the straight-line method over estimated useful lives of three to five years.

As discussed above, the Company does not have any properties with proven or probable mineral reserves.

Property, plant and equipment are recorded at cost and per the guidance of ASC 360 the Company assesses the recoverability of its property, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. If the sum of estimated future net cash flows on an undiscounted basis is less than the carrying amount of the related asset, impairment is considered to exist. The related impairment loss is measured by comparing estimated future net cash flows on a discounted basis or by comparing other market indicators to the carrying amount of the asset.

The Company evaluated its remaining long-lived assets at December 31, 2023 and 2022, and determined that no impairment was incurred.

g. Asset Retirement Obligations

The Company records asset retirement obligations ("ARO") in accordance with ASC 410, "Asset Retirement and Environmental Obligations" ("ASC 410"), which establishes a uniform methodology for accounting for estimated reclamation and abandonment costs. According to ASC 410, the fair value of an ARO is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. An offsetting asset retirement cost ("ARC") is capitalized as part of the carrying value of the assets with which it is associated and depreciated over the useful life of the asset (see Note 12).

The Company prepares estimates of the timing and amount of expected cash flows when an ARO is incurred. The fair value of the ARO is measured by discounting the expected cash flows using a discount rate that reflects the credit adjusted risk-free rate of interest. The Company records the fair value of an ARO when it is incurred and layer adjustments of the ARO are recorded as an adjustment to the corresponding ARC. The ARO is adjusted to reflect the passage of time (accretion cost) calculated by applying the discount rate implicit in the initial fair value measurement to the beginning-of-period carrying amount of the ARO. The Company records accretion costs to expense as incurred.

h. Value Added Taxes

The Company pays value added tax ("VAT") in Mexico as well as other countries, primarily related to the Rodeo operation and exploration projects. For exploration projects, the amounts paid are generally charged to expense as incurred because of the uncertainty of recoverability. For the Rodeo operation, the Company records VAT paid as a recoverable asset, which appears in *"Value added tax receivable, net"* on the Consolidated Balance Sheets. Mexico law allows for certain VAT payments to be recovered through ongoing applications for refunds.

(Expressed in United States dollars)

i. Revenue Recognition

The Company recognizes revenue from the *"Sale of Metals*" in the Consolidated Statements of Operations following the guidance of ASC 606. Under the terms of the Company's agreement with its customer, title passes, and revenue is recognized by the Company when the contractual performance obligations of the parties are completed. Refining and transport costs, deducted from the final payments made, are treated as third party costs incurred after the transfer of control on provisional sales, and are therefore netted against revenue on an accrual basis.

j. Stock-Based Compensation

The Company records stock-based compensation awards at fair value on the date of the grant and expenses the awards in the Consolidated Statements of Operations over the requisite employee service period on a straight-line basis (see Note 16). The fair value of the awards is based on the Company's stock price on the date of the grant. The Company recognizes forfeitures as they occur.

k. Leases

Effective January 1, 2019 the Company adopted ASU 2016-02 and ASU No. 2018-11, which requires lessees to recognize a right-of-use asset and a lease liability for all leases with terms greater than twelve months. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement.

l. Net Income (Loss) per Share of Common Stock

Basic income (loss) per share is computed by dividing net income (loss) available to holders of the Company's Common Stock by the weighted average number of shares of Common Stock outstanding for the period. Diluted income (loss) per share reflects the potential dilution that would occur if securities or other contracts to issue Common Stock were exercised or converted into Common Stock.

At December 31, 2023 and 2022, all potentially dilutive shares relating to warrants and stock compensation awards were excluded from the computation of diluted earnings per share because to include them would have been anti-dilutive.

m. Income Taxes

The Company accounts for income taxes in accordance with the provisions of ASC 740, "Income Taxes" ("ASC 740"), on a tax jurisdictional basis. The Company files United States and certain other foreign country income tax returns, and pays taxes reasonably determined to be due. The tax rules and regulations in these countries are highly complex and subject to interpretation. The Company's income tax returns are subject to examination by the relevant taxing authorities and in connection with such examinations, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules within the country involved. In accordance with ASC 740, the Company identifies and evaluates uncertain tax positions, and recognizes the impact of uncertain tax positions for which there is a less than more-likely-than-not probability of the position being upheld when reviewed by the relevant taxing authority. Such positions are deemed to be unrecognized tax benefits and a corresponding liability is established on the balance sheet.

The Company classifies income tax related interest and penalties as income tax expense.

(Expressed in United States dollars)

n. Recently Issued Pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The new standard requires enhanced disclosures about significant segment expenses and other segment items and interim disclosure of items that were previously required on an annual basis. ASU 2023-07 is to be applied on a retrospective basis and is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. We are currently evaluating the impact of adopting ASU 2023-07 on our consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments in this update are intended to enhance the transparency and decision usefulness of income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This update is effective for annual periods beginning after December 15, 2024. Early adoption is permitted and should be applied on a prospective basis, however retrospective application is permitted. We are currently evaluating the impact of adopting ASU 2023-09 on our consolidated financial statements.

4. Correction of Immaterial Error

In the first quarter of 2022, the Company became aware that at December 31, 2021, it had failed to properly record a royalty tax payable in Mexico related to its Rodeo operations. The effect of correcting this error was to reduce beginning retained earnings by $93,000 at January 1, 2022, as reflected in the accompanying Consolidated Statements of Changes in Equity.

The Company evaluated the materiality of the error described above from a qualitative and quantitative perspective. Based on such evaluation, the Company concluded that while the accumulation of the error was significant to the three months ended March 31, 2022, the correction would not be material to results of operations for the period ended December 31, 2021, nor did it have an effect on the trend of financial results, taking into account the requirements of SEC Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108"). Accordingly, the error was corrected for the December 31, 2021, Consolidated Balance Sheet and reflected in the accompanying Consolidated Statements of Changes in Equity.

5. Cash and Cash Equivalents and Short-Term Investments

Cash and Cash Equivalents

Of the $3.8 million reported as "*Cash and cash equivalents*" on the Consolidated Balance Sheet at December 31, 2023, the Company had approximately $153,000 that was unavailable for use due to a court order freezing the bank accounts of one of the Company's subsidiaries in Mexico related to a lawsuit, as further described in Note 20. The restrictions imposed on the subsidiary's bank accounts did not impact the Company's ability to operate the Rodeo mine, which is held through a different Mexico subsidiary, or to restart the Velardeña Properties or to move forward with any of the Company's other exploration programs in Mexico.

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Short-Term Investments

Short-term investments include investments with maturities greater than three months, but not exceeding 12 months, or highly liquid investments with maturities greater than 12 months that the Company intends to liquidate during the next 12 months for working capital needs.

The following tables summarize the Company's short-term investments:

December 31, 2023		Cost		Estimated Fair Value		Carrying Value	
				(in thousands)			
Short-term investments:							
Trading securities		$ 59		$ 11		$ 11	
Total trading securities		59		11		11	
Total short-term investments		$ 59		$ 11		$ 11	
December 31, 2022							
Short-term investments:							
Trading securities		$ 59		$ 20		$ 20	
Total trading securities		59		20		20	
Total short-term investments		$ 59		$ 20		$ 20	

Investment in Fabled

The short-term investments at December 31, 2023 and 2022 consist of 200,000 common shares of Fabled Silver Gold Corp. ("Fabled") and 20,000 common shares of Fabled Copper Corp. Fabled is a junior mining company that entered into an option agreement with the Company to acquire the Company's option to earn a 100% interest in the Santa Maria mining claims located in Chihuahua, Mexico (see Note 9). The common shares were issued to the Company as partial consideration per the terms of the option agreement. The Fabled Copper Corp. shares were received in a spin-off of assets from Fabled that occurred on December 21, 2020, to which all existing shareholders of Fabled were entitled.

Long-Term Investments

Investments in equity securities are generally measured at fair value. Gains and losses for equity securities resulting from changes in fair value are recognized in current earnings. If an equity security does not have a readily determinable fair value, the Company may elect to measure the security at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment in the same issuer. At the end of each reporting period, the Company reassesses whether an equity investment security without a readily determinable fair value qualifies to be measured at cost less impairment, considers whether impairment indicators exist to evaluate if an equity investment security is impaired and, if so, records an impairment loss.

(Expressed in United States dollars)

Investment in Golden Gryphon Explorations Inc.

Long-term investments at December 31, 2023 consist of approximately 1,650,880 shares of Golden Gryphon Explorations Inc. ("GGE"). In 2019, the Company entered into an earn-in agreement with GGE for the Sand Canyon project located in northwestern Nevada. In August 2022, pursuant to the second amendment to the earn-in agreement by which the earn-in period was extended an additional year, the Company purchased approximately 1.5 million shares of GGE's common stock for an aggregate purchase price of $225,000. On August 29, 2023, the Company purchased an additional 150,880 shares of GGE's common stock for an aggregate purchase price of $40,000.

For a description of the earn-in agreement with GGE, see "Exploration Properties — Sand Canyon" in Item 1 of our 2023 Annual Report.

The GGE investment is accounted for at cost less impairment pursuant to ASC topic 321 as there is no ready market for the shares and it is recorded as non-current investments on the Consolidated Balance Sheets. The Company concluded it was impractical to estimate fair value due to the absence of a public market for the stock. The Company identified no events or changes in circumstances that might have had a significant adverse effect on the carrying value of the investment and have therefore not recorded any impairment against the asset.

Credit Risk

The Company invests substantially all of its excess cash with high credit-quality financial institutions or in U.S. government or debt securities. Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. For cash and equivalents and investments, credit risk represents the carrying amount on the balance sheet. The Company mitigates credit risk for cash and equivalents and investments by placing its funds and investments with high credit-quality financial institutions, limiting the amount of exposure to each of the financial institutions, monitoring the financial condition of the financial institutions and investing only in government and corporate securities rated "investment grade" or better. The Company invests with financial institutions that maintain a net worth of no less than $1 billion and are members in good standing with the Securities Investor Protection Corporation.

6. **Prepaid Expenses and Other Assets**

Prepaid expenses and other assets consist of the following:

	December 31, 2023		December 31, 2022	
	(in thousands)			
Prepaid insurance	$	319	$	488
Current portion of deferred offering costs		—		45
Recoupable deposits and other		653		609
	$	972	$	1,142

The current portion of deferred offering costs is associated with the ATM Agreement (see Note 16).

Recoupable deposits and other at December 31, 2023 and 2022 includes a receivable from Barrick for reimbursement of costs of approximately $27,000 and $196,000, respectively, related to the Earn-in Agreement (see Note 9).

7. **Inventories, Net**

Inventories at the Velardeña Properties were as follows:

	December 31, 2023		December 31, 2022	
	(in thousands)			
Doré inventory	$	248	$	230
In-process inventory		31		572
Material and supplies, net		551		569
	$	830	$	1,371

Finished goods and in-process inventories, recorded at book value, include approximately $21,000 and $28,000 of capitalized depreciation and amortization at December 31, 2023 and 2022, respectively. Finished goods inventory at December 31, 2023 consists of 173 payable ounces of gold and 1,383 payable ounces of silver in concentrate. Finished goods inventory at December 31, 2022 consists of 157 payable ounces of gold and 652 payable ounces of silver in Doré.

The materials and supplies inventories are primarily related to the Velardeña and Rodeo operations and are reduced by a $314,000 and $302,000 obsolescence reserve at each of December 31, 2023 and 2022.

8. **Value Added Tax Receivable, Net**

At December 31, 2023 and 2022, the Company recorded a net VAT paid in Mexico of $3.1 million and $1.5 million, respectively, related to the Velardeña Properties and the Rodeo operation, as a recoverable asset, which appears in "*Value added tax receivable, net*" on the Consolidated Balance Sheets. Mexico law allows for certain VAT payments to be recovered through ongoing applications for refunds. The Company expects that the current amounts receivable will be recovered within a one-year period. At December 31, 2023 and December 31, 2022, the Company recorded approximately $764,000 and $450,000, respectively, of VAT payable as a reduction to the VAT receivable in Mexico.

The Company has also paid VAT in Mexico as well as other countries, primarily related to exploration projects, which has been charged to expense as incurred because of the uncertainty of recoverability (see Note 24).

9. Property, Plant and Equipment, Net

The components of property, plant and equipment, net are as follows:

	December 31, 2023		December 31, 2022	
	(in thousands)			
Mineral properties	$	9,353	$	9,353
Exploration properties		2,418		2,418
Royalty properties		200		200
Buildings		3,672		3,808
Mining equipment and machinery		14,908		17,127
Other furniture and equipment		1,378		1,355
Asset retirement cost		1,158		1,157
		33,087		35,418
Less: Accumulated depreciation and amortization		(27,266)		(29,002)
	$	5,821	$	6,416

For the twelve months ended December 31, 2023 and 2022, the Company recognized approximately $530,000 and $369,000, respectively, of depreciation and amortization expense.

El Quevar Earn-In Agreement

On April 9, 2020, we entered into an earn-in agreement with Barrick (the "Earn-In Agreement"), pursuant to which Barrick has acquired an option to earn a 70% interest in the Company's El Quevar project located in the Salta Province of Argentina. As of December 31, 2023, Barrick had met the $1 million in work expenditures that would permit them to withdraw from the Earn-in Agreement. At December 31, 2023, Barrick has continued with exploration activities at El Quevar, per the terms of the Earn-in Agreement.

Sale of Santa Maria Property

On December 4, 2020, the Company and Fabled entered into an option agreement (the "Option Agreement") under which Fabled would have acquired a 100% interest in the Santa Maria property by paying $4.5 million in cash over a period of several years. The Company recorded a $1.5 million payment it received from Fabled in December 2021 to "*Deferred revenue*" on the Consolidated Balance Sheets and amortized the amount to income over a one-year period. Upon receipt of each cash payment, the agreement imposed a performance obligation on the Company to provide Fabled an exclusive right to the Santa Maria Properties to conduct exploration and mining activities during the period from receipt of the payment until the due date of the next required payment. Accordingly, the Company has determined that its

(Expressed in United States dollars)

performance obligation for each option payment received is satisfied over time. The remaining unamortized balance of deferred revenue at December 31, 2023, and December 31, 2022, is zero.

On December 19, 2022, the Option Agreement was amended to reschedule the remaining $2.0 million payment into eight quarterly payments of $250,000 from January 31, 2023 through September 30, 2024. Fabled failed to make the payment due on January 31, 2023. In February 2023, the Company issued a notice of default under the Option Agreement to Fabled and the property has reverted to the Company as allowed under the terms of the Agreement.

On December 1, 2023, the Company completed the sale of the Company's 100% interest in the Santa Maria mining claims located in Chihuahua State, Mexico to Transformaciones y Servicios Metalurgicos S.A. DE C.V. ("TSM") pursuant to the Contract of Assignment of Mining Rights, dated as of December 1, 2023. In connection with the Sale, the Company received $1.5 million in cash and $0.24 million in Value-Added Tax ("VAT"). Furthermore, TSM (i) granted the Company a 1.5% net smelter return ("NSR") royalty on the Santa Maria concession up to a cap of $1.0 million and (ii) may purchase from the Company the right to receive the NSR royalty for $500,000 at any time prior to the commencement of commercial production on the Santa Maria property by TSM. The carrying value of Santa Maria on December 31, 2022, is zero.

10. Right-of-Use Assets

We are party to contracts where we lease office space from others under contracts classified as operating leases.

The Company took possession of new office space and began a new long-term lease for its principal headquarters office with an effective commencement date of June 1, 2019. The new office lease will expire five years and eight full calendar months following the commencement date. There are no options to extend the lease beyond the stated term. The Company recorded a right-of-use asset of approximately $465,000 and a lease liability of approximately $450,000 in the second quarter of 2019 based on the net present value of the future lease payments discounted at 9.5%, which represents the Company's incremental borrowing rate for purposes of applying the guidance of Topic 842. As required, the Company will recognize a single lease cost on a straight-line basis.

In November 2019, the Company renewed its Mexican office lease for four years and recorded a right of use asset and lease liability of approximately $174,000. In December 2021, the Company also renewed its Argentina office lease for three years and recorded a right of use asset and lease liability of approximately $27,000.

In December 2020, the Company's wholly owned subsidiary, Minera de Cordilleras S. de R.L. de C.V., entered into an agreement with Triturados del Guadiana, S.A. de C.V. ("Trigusa"), whereby Trigusa has carried out mining activities at the Rodeo Property. Per the terms of the mining agreement, Trigusa provided services for the 27-month period beginning in December 2020 and ending on March 31, 2023. The Company determined that the mining agreement contained an embedded lease, relating to the mining equipment provided by Trigusa, per the guidance of ASU 2016-02 and Topic 842. The Company did not elect the practical expedient permitting the combination of lease and non-lease components of the mining agreement. The Company recorded a right of use asset and a lease liability of approximately $420,000 based on the net present value of the future lease payments discounted at 7.0%, which represented the Company's incremental borrowing rate at that time. In March 2023, the mining agreement with Trigusa was extended to July 31, 2023. On May 1, 2023, the Company provided Trigusa with a notice of contract termination, subject to a 15-day notice period. Trigusa agreed to continue to provide loading services for low grade material. On August 16, 2023, Trigusa stopped hauling material to Plant 2 and demobilized their equipment.

GOLDEN MINERALS COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Expressed in United States dollars)

Operating lease liabilities are included in "*Other liabilities,*" short term and long term (see Note 13), in the Company's Consolidated Balance Sheets at December 31, 2023 and 2022.

11. Accounts Payable and Other Accrued Liabilities

The Company's accounts payable and other accrued liabilities consist of the following:

	December 31, 2023		December 31, 2022	
	(in thousands)			
Accounts payable and accruals	$	3,586	$	2,206
Accrued employee compensation and benefits		1,281		1,478
Income taxes payable (Note 15)		32		25
	$	4,899	$	3,709

December 31, 2023

Accounts payable and accruals at December 31, 2023, are primarily related to amounts due to contractors and suppliers in the amounts of $2.5 million related to the Company's Velardeña Properties and the Rodeo Property and $1.1 million related to corporate administrative and exploration activities.

Accrued employee compensation and benefits at December 31, 2023, consist of $0.4 million of accrued vacation payable and $0.9 million related to salaries, withholding taxes and benefits payable. Included in the $1.3 million of accrued employee compensation and benefits is $1.1 million related to activities at the Velardeña Properties and the Rodeo Property.

December 31, 2022

Accounts payable and accruals at December 31, 2022, are primarily related to amounts due to contractors and suppliers in the amounts of $1.8 million related to the Company's Velardeña Properties and the Rodeo Property and $0.4 million related to corporate administrative and exploration activities.

Accrued employee compensation and benefits at December 31, 2022 consist of $0.4 million of accrued vacation payable and $1.1 million related to salaries, withholding taxes and benefits payable. Included in the $1.5 million of accrued employee compensation and benefits is $1.2 million related to activities at the Velardeña Properties and the Rodeo Property.

(Expressed in United States dollars)

Mexican Subsidiaries Profit-Sharing Liability

On April 23, 2021, a new labor law was made official in Mexico that impacts companies that utilize subcontractor structures, effective beginning August 1, 2021. The Company utilizes subcontractor structures in Mexico, as is common practice among companies in the mining industry in Mexico. The law disallows a deduction in computing income taxes for labor outsourcing costs unless the arrangement falls within certain narrowly defined exceptions. The new law does provide for annual caps on the amount of employee profit sharing a company would be required to pay, which is designed to even out the profit-sharing liability over several years. During 2021, the Company reorganized the functions performed by its various Mexican subsidiaries to comply with the new law. The Company's profit-sharing liability in Mexico has increased as a result of the new law taking effect. The profit-sharing liability is included in "*Accrued employee compensation and benefits*" and was $26,000 and $162,000 at December 31, 2023 and 2022.

Income taxes payable are related to operations at the Company's Mexican subsidiaries (see Note 15).

12. Asset Retirement and Reclamation Liabilities

In 2012, the Company retained the services of a mining engineering firm to prepare a detailed closure plan for reclamation activity at the Velardeña Properties. The plan was completed during the second quarter of 2012 and indicated that the Company had an ARO and offsetting ARC of approximately $1.9 million. The original ARC had been fully amortized or written off by the end of December 31, 2015. The ARO has been adjusted since 2012 for changes in assumptions related to inflation factors and the timing of future expenditures used in the determination of future cash flows, which previously contemplated that reclamation activities could begin as early as 2023 following the completion of mining at the Rodeo Property.

In the fourth quarter of 2021, due to the operating success at Rodeo and the potential of a restart of operations at the Velardeña mine based on recent technical studies at the time and an updated preliminary economic assessment ("PEA") that would further delay the start of any reclamation activity, the Company retained the services of an environmental consultant to review the closure plan to determine the appropriateness of the scope and cost estimates used in the calculation of the ARO. The consultant confirmed the adequacy of the scope of the closure plan and provided certain adjustments to cost estimates. In addition, the timing for the incurrence of reclamation activity was extended approximately seven years to 2030 to take into account the likelihood of a restart of operations at the Velardeña mine that would further delay the start of any reclamation activity.

In late 2022, the Company determined that the restart of the Velardeña Properties would be deferred one year, which would in turn defer the beginning of the reclamation activity assumption by one year to 2031. Subsequent to December 31, 2023, the Company suspended operations at the Velardeña Properties. The Company is evaluating its options for the Velardeña Properties, including possible sale, which could significantly offset the timing of the start of reclamation activity and hence the cost estimates.

The Company will continue to accrue additional estimated ARO amounts based on the closure plan and as activities requiring future reclamation and remediation occur.

Asset retirement and reclamation liabilities consist of the following:

	December 31, 2023		December 31, 2022	
	(in thousands)			
Current asset retirement and reclamation liabilities	$	150	$	—
Non-current asset retirement and reclamation liabilities		4,096		3,993
	$	4,246	$	3,993

Current asset retirement and reclamation liabilities are included in "*Other Current Liabilities*" (see Note 13).

The following table presents the changes in the Company's asset retirement and reclamation liabilities for the twelve months ended December 31, 2023 and 2022:

	Year Ended December 31,			
	2023		2022	
	(in thousands)			
Balance at January 1,	$	3,993	$	3,569
Changes in estimates, and other		(44)		142
Accretion expense		297		282
Balance at December 31,	$	4,246	$	3,993

The change in estimate of the ARO recorded during the year ended December 31, 2023 and 2022 is due to a combination of changes in assumptions related to the timing of future expenditures, the change in inflation assumptions, and the change in the discount rate.

Accretion expense in the table noted above for each of the years ended December 31, 2023 and 2022 has been recorded as *"Reclamation expense"* on the Company's Consolidated Statements of Operations. To the extent that a positive change in estimates, and other for the ARO is related to fixed plant and equipment, an offsetting ARC is capitalized as part of the carrying value of the assets with which it is associated and depreciated over the useful life of the asset, otherwise the increase is recorded as *"Other operating expense, net"* on the Company's Consolidated Statements of Operations. A negative change in estimates, and other is recorded as a decrease to the ARC previously recorded or, as appropriate, to *"Other operating income, net"* on the Company's Consolidated Statements of Operations.

13. Other Liabilities

Other Current Liabilities

The following table sets forth the Company's other current liabilities:

	December 31, 2023		December 31, 2022	
		(in thousands)		
Premium financing	$	269	$	406
Operating lease liability		105		164
Mining equipment lease liability		—		70
Litigation contingency accrual		250		—
Current asset retirement and reclamation liabilities		150		—
	$	774	$	640

The premium financing at December 31, 2023 consists of the remaining balance, plus accrued interest, related to premiums payable for the Company's directors and officers insurance and general liability insurance. In May 2023, the Company financed approximately $148,000 of its insurance premium. The premium is payable in eleven equal payments at an interest rate of 8.3% per annum. In November 2023, the Company financed approximately $276,000 of its insurance premium. The premium is payable in eleven equal payments at an interest rate of 8.5% per annum. At December 31, 2023, the total remaining balance of the premium financing, plus accrued interest in other current liabilities, was approximately $269,000.

The premium financing at December 31, 2022 consists of the remaining balance, plus accrued interest, related to premiums payable for the Company's directors and officers insurance and general liability insurance. In November 2022, the Company financed approximately $445,000 of its insurance premium. The premium is payable in eleven equal payments at an interest rate of 7.0% per annum. At December 31, 2022, the remaining balance, plus accrued interest, was approximately $406,000.

The operating lease liability is related to lease liabilities for office space at the Company's principal headquarters in Golden, Colorado and in Mexico and Argentina (see Note 10).

The mining equipment lease liability is related to equipment used by the contract miner at our Rodeo Property (see Note 10).

The litigation contingency accrual is related to the Unifin lawsuit (see Note 20).

The current asset retirement and reclamation liabilities are related to the ARO (see Note 12).

Other Long-Term Liabilities

The following table sets forth the Company's other long-term liabilities:

	December 31, 2023		December 31, 2022	
	(in thousands)			
Operating lease liability	$	10	$	107
Deposits and other		18		15
	$	28	$	122

The operating lease liability is related to lease liabilities for office space at the Company's principal headquarters in Golden, Colorado and in Mexico and Argentina (see Note 10). Deposits and other is primarily related to an escrow deposit from Minera Indé per our administrative services agreement (see Note 23).

14. Fair Value Measurements

Financial assets and liabilities and nonfinancial assets and liabilities are measured at fair value on a recurring basis under a framework of a fair value hierarchy which prioritizes the inputs into valuation techniques used to measure fair value into three broad levels. This hierarchy gives the highest priority to quoted prices (unadjusted) in active markets and the lowest priority to unobservable inputs. Further, financial assets and liabilities should be classified by level in their entirety based upon the lowest level of input that was significant to the fair value measurement. The three levels of the fair value hierarchy per ASC Topic 820 are as follows:

Level 1: Unadjusted quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2: Quoted prices in inactive markets for identical assets or liabilities, quoted prices for similar assets or liabilities in active markets, or other observable inputs either directly related to the asset or liability or derived principally from corroborated observable market data.

Level 3: Unobservable inputs due to the fact that there is little or no market activity. This entails using assumptions in models which estimate what market participants would use in pricing the asset or liability.

The following table summarizes the Company's financial assets and liabilities measured on a recurring basis at fair value by respective level of the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
	(in thousands)			
At December 31, 2023				
Assets:				
Cash and cash equivalents	$ 3,766	$ —	$ —	$ 3,766
Short-term investments	11	—	—	11
	$ 3,777	$ —	$ —	$ 3,777
At December 31, 2022				
Assets:				
Cash and cash equivalents	$ 3,972	$ —	$ —	$ 3,972
Short-term investments	20	—	—	20
	$ 3,992	$ —	$ —	$ 3,992

The Company's cash equivalents, comprised principally of U.S. treasury securities, are classified within Level 1 of the fair value hierarchy.

The Company's short-term investments consist of the 200,000 shares of common stock of Fabled and 20,000 shares of Fabled Copper Corp. and are classified within Level 1 of the fair value hierarchy (see Note 5).

At December 31, 2023 and 2022, the Company did not have any financial assets or liabilities classified within Level 2 or Level 3 of the fair value hierarchy.

Non-recurring Fair Value Measurements

The Company recorded a change in estimate to its ARO as of December 31, 2023, of approximately $44,000 (see Note 12), reflecting a change in the fair value of the ARO primarily as the result of changes in assumptions related to the amount and timing of future expenditures used in the determination of future cash flows, the change in inflation assumptions, and the change in the discount rate, following the guidance of ASC Topic 410. The fair value analysis was performed internally by the Company. The valuation falls within Level 3 of the fair value hierarchy.

No other non-recurring fair value adjustments to liabilities or long-lived assets were recorded during the years ended December 31, 2023 and 2022.

15. Income Taxes

The Company accounts for income taxes in accordance with the provisions of ASC 740 on a tax jurisdictional basis. The provision for income taxes consists of the following:

		For the Year Ended December 31,		
		2023		2022
CURRENT TAXES:		(in thousands)		
United States	$	—	$	—
Other Countries		11		107
	$	11	$	107
DEFERRED TAXES:				
United States	$	—	$	—
Other Countries		—		(19)
	$	—	$	(19)
Total income tax provision	$	11	$	88

Income (loss) from operations before income taxes by country consists of the following:

		For the Year Ended December 31,		
		2023		2022
		(in thousands)		
United States	$	(7,809)	$	(10,151)
Other Countries		(1,408)		333
	$	(9,217)	$	(9,818)

The Company recorded $11,000 of current tax expense and zero of deferred tax benefit for the year ended December 31, 2023, the taxable income of certain subsidiaries in Mexico related to the Rodeo operation. The Company recorded $107,000 of current tax expense and $19,000 deferred tax benefit for the year ended December 31, 2022, the taxable income of certain subsidiaries in Mexico related to the Rodeo operation.

A reconciliation of the provision for income taxes computed at the statutory rate to the provision for income taxes as shown in the Consolidated Statements of Operations is summarized below.

	For Year Ended December 31,	
	2023	2022
	(in thousands)	
Tax expense (benefit) at U.S. rate of 21%	$ (1,936)	$ (2,062)
Other adjustments:		
Rate differential of other jurisdictions	(342)	(387)
Effects of foreign earnings	(2,103)	(1,631)
Change in valuation allowance	(2,737)	(3,619)
Provision to tax return true-ups	557	113
Exchange rate changes on deferred tax assets	(4,744)	3,234
Expired net operating losses	11,186	4,099
Other	130	341
Income tax provision	$ 11	$ 88

The components of the deferred tax assets and deferred tax liabilities are as follows:

	For the year ended December 31,	
	2023	2022
	(in thousands)	
Deferred tax assets:		
Net operating loss carryforwards	$ 104,956	$ 109,397
Capital loss carry forwards	1,702	1,702
Reclamation Costs	1,226	1,184
Stock-based compensation	790	868
Property, plant and equipment	2,121	2,428
Other	1,639	2,296
	112,434	117,875
Less: Valuation allowance	(111,250)	(113,987)
Total deferred tax assets	1,184	3,888
Deferred tax liabilities:		
Property, plant and equipment	(1,023)	(3,831)
Other	(161)	(57)
Total deferred tax liabilities	(1,184)	(3,888)
Net deferred tax asset (liability)	$ —	$ —

In accordance with ASC 740, the Company presents deferred tax assets net of its deferred tax liabilities on a tax jurisdictional basis on its Consolidated Balance Sheets. The net deferred tax liability as of December 31, 2023 was zero. The net deferred tax liability as of December 31, 2022 was zero.

At December 31, 2023 the Company had net operating loss carryforwards in the U.S. and in certain non-U.S. jurisdictions totaling $418.5 million. In the U.S. there are $100.7 million of net operating loss carryforwards, $30.2 million of which have no expiration, while the remaining losses will expire in future years through 2038. In the remaining non-U.S. countries, there are $45.8 million of net operating loss carryforwards related to the Rodeo operation and Velardeña Properties in Mexico, which will expire in future years through 2031, $89.4 million in Spain, which have no expiration date, and $182.5 million in other non-U.S. countries (including Luxemburg, Peru, Argentina and Canada), which will expire in future years through 2042.

The valuation allowance offsetting the net deferred tax assets of the Company of $111.3 million and $114.0 million at December 31, 2023 and 2022, respectively, relates primarily to the uncertain utilization of certain deferred tax assets, primarily net operating loss carryforwards, in various tax jurisdictions. The Company continually assesses both positive and negative evidence to determine whether it is more likely than not that deferred tax assets can be realized prior to their expiration.

The Company, a Delaware corporation, and its subsidiaries file tax returns in the United States and in various foreign jurisdictions. The tax rules and regulations in these countries are highly complex and subject to interpretation. The Company's tax returns are subject to examination by the relevant taxing authorities and in connection with such examinations, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules within the country involved. In accordance with ASC 740, the Company identifies and evaluates uncertain tax positions, and recognizes the impact of uncertain tax positions for which there is less than a more-likely-than-not probability of the position being upheld upon review by the relevant taxing authority. Such positions are deemed to be "unrecognized tax benefits" which require additional disclosure and recognition of a liability within the financial statements. If recognized, none of the unrecognized tax benefits would affect the Company's effective tax rate.

Below is a reconciliation of the beginning and ending amount of gross unrecognized tax benefits, which excludes any estimated penalties and interest on all identified unrecognized tax benefits. The Company had no unrecognized tax benefits at December 31, 2023 and 2022.

	The Year Ended December 31,			
	2023		2022	
	(in thousands)			
Gross unrecognized tax benefits at beginning of period	$	—	$	—
Increases for tax positions taken during prior years		—		—
Decreases relating to settlements with taxing authorities		—		—
Reductions due to lapse of statute of limitations		—		—
Gross unrecognized tax benefits at end of period	$	—	$	—

Tax years as early as 2017 remain open and are subject to examination in the Company's principal tax jurisdictions. The Company does not expect a significant change to its net unrecognized tax benefits over the next 12 months. No interest and penalties were recognized in the Consolidated Statement of Operations for the year ended December 31, 2023 or 2022, and there were no interest and penalties recognized in the statement of financial position as of December 31, 2023 and 2022. The Company classifies income tax related interest and penalties as income tax expense.

(Expressed in United States dollars)

16. Equity

On May 26, 2023, the Company's Board of Directors approved a reverse stock split of the common stock, par value $0.01 per share, of the Company at a ratio of one-for-25 shares and a reduction in the total number of authorized shares of common stock of the Company from 350,000,000 shares to 28,000,000 shares, each effective on June 9, 2023. Accordingly, all common stock, equity award, warrant, and per share amounts have been adjusted to reflect the reverse stock split for all prior periods presented. For additional information related to the reverse stock split, see Note 1, "Nature of Operations."

June 2023 Offering and Private Placement Transaction

On June 26, 2023, the Company entered into a Securities Purchase Agreement with certain institutional investors providing for the issuance and sale by the Company in a registered direct offering (the "June 2023 Offering") of an aggregate of 790,000 shares of the Company's common stock at a purchase price of $1.45 per share and pre-funded warrants exercisable for up to 637,587 shares of the Company's common stock (the "June 2023 Pre-Funded Warrants") at a purchase price of $1.4499 per June 2023 Pre-Funded Warrant.

The June 2023 Pre-Funded Warrants were sold, in lieu of shares of the Company's common stock, to such institutional investors whose purchase of shares of Company's common stock in the June 2023 Offering would otherwise result in such institutional investors, together with their respective affiliates and certain related parties, beneficially owning more than 9.99% of the Company's outstanding common stock immediately following the consummation of the June 2023 Offering. Each June 2023 Pre-Funded Warrant represents the right to purchase one share of the Company's common stock at an exercise price of $0.0001 per share. The June 2023 Pre-Funded Warrants were exercisable immediately and could be exercised at any time until the June 2023 Pre-Funded Warrants are exercised in full. During the quarter ended September 30, 2023, all of the 637,587 June 2023 Pre-Funded Warrants were exercised for net proceeds of $63.76.

In a concurrent private placement (the "June 2023 Private Placement" and, together with the June 2023 Offering, the "June 2023 Transactions"), the Company agreed to issue warrants to purchase up to 1,427,587 shares of The Company's common stock at an exercise price of $1.90 (the "June 2023 Warrants"). Each June 2023 Warrant is exercisable six months from the date of issuance and has a term expiring five years after such initial exercise date. The aggregate gross proceeds from the June 2023 Transactions were approximately $2.1 million, before deducting fees and offering expenses.

The net proceeds of the June 2023 Offering were recorded in equity and appear as a separate line item in the Consolidated Statements of Changes in Equity. Total costs for the June 2023 Offering were approximately $215,000, including listing fees, legal and other costs, and the placement agent fee of 6% of aggregate gross proceeds. All such costs were recorded as a reduction to "*Additional paid-in capital*" on the Consolidated Balance Sheets.

November 2023 Public Offering

On November 6, 2023, the Company entered into a Securities Purchase Agreement with certain institutional investors providing for the issuance and sale by the Company in a public offering (the "November 2023 Offering"), (i) an aggregate of 4,712,488 shares of the Company's common stock, par value $0.01 per share (the "Common Shares"), at a public offering price of $0.70 per Common Share (the "Initial Shares"); (ii) Series A common warrants (the "November 2023 Series A Warrants") to purchase 6,000,000 Common Shares at a public offering price of $0.70 per Common Share; (iii) Series B warrants (the "November 2023 Series B Warrants" and, together with the November 2023 Series A Warrants, the "November 2023 Common Warrants") to purchase 3,000,000 Common Shares (the "November 2023 Series B Warrant

(Expressed in United States dollars)

Shares" and, together with the November 2023 Series A Warrant Shares, the "November 2023 Common Warrant Shares") at a public offering price of $0.70 per Common Share; (iv) pre-funded warrants (the "November 2023 Pre-Funded Warrants" and, together with the November 2023 Common Warrants, the "November 2023 Warrants") to purchase 1,287,512 Common Shares (the "November 2023 Pre-Funded Warrant Shares" and, together with the November 2023 Common Warrant Shares, the "November 2023 Warrant Shares" and, the November 2023 Warrant Shares together with the Initial Shares, the "November 2023 Offered Shares"); and (v) the November 2023 Warrant Shares, for aggregate gross proceeds from the November 2023 Offering of approximately $4.2 million.

The November 2023 Series A Warrants have an exercise price of $0.70 per share, are exercisable immediately and will expire five years after the initial exercise date, and the November 2023 Series B warrants have an exercise price of $0.70 per share, are exercisable immediately and will expire 18 months after the initial exercise date.

The November 2023 Pre-Funded Warrants were sold, in lieu of shares of common stock, to such institutional investors whose purchase of shares of common stock in the November 2023 Offering would otherwise result in such institutional investors, together with their respective affiliates and certain related parties, beneficially owning more than 4.99% of the Company's outstanding common stock immediately following the consummation of the November 2023 Offering. Each November 2023 Pre-Funded Warrant represents the right to purchase one share of common stock at an exercise price of $0.0001 per share. The November 2023 Pre-Funded Warrants are exercisable immediately and may be exercised at any time until the November 2023 Pre-Funded Warrants are exercised in full. During the quarter ended December 31, 2023, 798,940 of the November 2023 Pre-Funded Warrants were exercised for net proceeds of $79.89.

The net proceeds of the November 2023 Offering were recorded in equity and appear as a separate line item in the Consolidated Statements of Changes in Equity. Total costs for the November 2023 Offering were approximately $393,000, including listing fees, legal and other costs, and the placement agent fee of 6% of aggregate gross proceeds. All such costs were recorded as a reduction to "*Additional paid-in capital*" on the Consolidated Balance Sheets.

At the Market Offering Agreement

In December 2016, the Company entered into an at the market offering agreement (as amended from time to time, the "ATM Agreement") with H.C. Wainwright & Co., LLC ("Wainwright"), under which the Company may, from time to time, issue and sell shares of the Company's common stock through Wainwright as sales manager in an at the market offering under a prospectus supplement for aggregate sales proceeds of up to $5.0 million (the "ATM Program") or a maximum of 10 million shares. On September 29, 2017, the Company entered into an amendment to the ATM Agreement with Wainwright to reflect a new Registration Statement on Form S-3 (File No. 333-220461) under which shares of the Company's common stock may be sold under the ATM Program. On November 23, 2018, the Company entered into a second amendment of the ATM Agreement extending the agreement until the earlier of December 20, 2020, or the date that the ATM Agreement is terminated in accordance with the terms therein. On December 11, 2020, the Company entered into a third amendment of the ATM Agreement further extending the agreement so that it will remain in full force and effect until such time as the ATM Agreement is terminated in accordance with certain other terms therein or upon mutual agreement by the parties, and to reflect a new Registration Statement on Form S-3 (No. 333-249218). On March 29, 2023, the Company filed a Prospectus Supplement increasing the total amount available to be sold under the ATM to $10.0 million in addition to the amounts previously sold. Subsequent to the reverse stock split, on June 28, 2023, the Company filed another Prospectus Supplement decreasing the total amount available to be sold under the ATM to $3.0 million, not including the amounts previously sold.

(Expressed in United States dollars)

Under the ATM, the common stock is distributed at the market prices prevailing at the time of sale. As a result, prices of the common stock sold under the ATM Program may vary between purchasers and during the period of distribution. Further, on March 29, 2023, the Company entered into a fourth amendment of the ATM Agreement which provides that Wainwright will be entitled to compensation for its services at a commission rate of up to 3.0% of the gross sales price per share of common stock sold under the ATM Agreement.

During the year ended December 31, 2023, the Company sold an aggregate of 308,930 shares of common stock under the ATM Program at an average price of $6.19 per share of common stock for net proceeds, after commissions and fees, of approximately $1,839,000. Approximately $45,000 of deferred ATM Program costs were amortized during the year ended December 31, 2023. The remaining balance of the deferred ATM Program costs, recorded in "*Prepaid expenses and other assets*" on the Consolidated Balance Sheet (see Note 6), is zero at December 31, 2023.

During the year ended December 31, 2022, the Company sold an aggregate of 111,234 shares of common stock under the ATM Program at an average price of $7.03 per share of common stock for net proceeds, after commissions and fees, of approximately $754,000. Approximately $25,000 of deferred ATM Program costs were amortized during the year, and at December 31, 2022, there was a remaining balance of $45,000 of the current portion of deferred ATM Program costs, recorded in "*Prepaid expenses and other assets*" on the Consolidated Balance Sheet (see Note 6).

As of December 31, 2023 the ATM Program was no longer in effect as the 2020 Registration Statement filed on Form S-3 filed with SEC on October 1, 2020 expired on October 1, 2023.

Equity Incentive Plans

Under the Company's Amended and Restated 2009 Equity Incentive Plan (the "2009 Plan") awards of the Company's common stock may be made to officers, directors, employees, consultants and agents of the Company and its subsidiaries.

On May 26, 2023, the stockholders of the Company voted to approve the Company's 2023 Equity Incentive Plan (the "2023 Plan") to replace the 2009 Plan. Under the 2023 Plan, awards of the Company's common stock may be made to officers, directors, employees, consultants and agents of the Company and its subsidiaries. The 2023 Plan provides for, among other things, (i) a reserve of 360,000 shares (on a reverse stock split-adjusted basis) of common stock of the Company that may be issued pursuant to awards under the 2023 Plan and (ii) a term that expires on February 23, 2033. Permitted awards under the 2023 Plan include options, stock appreciation rights, restricted stock, restricted stock units, performance stock units, and other cash and stock-based awards. The principal terms of the 2023 Plan are described in the Company's definitive proxy statement for the Annual Meeting of the Company's stockholders, filed with the SEC on April 6, 2023. The Company recognizes stock-based compensation costs using a graded vesting attribution method whereby costs are recognized over the requisite service period for each separately vesting portion of the award.

Following the adoption of the 2023 Plan, no further awards may be made under the 2009 Plan.

(Expressed in United States dollars)

Restricted Stock Grants

The following table summarizes the status and activity of the Company's restricted stock grants at December 31, 2023 and 2022, and the changes during the years then ended:

	The Year Ended December 31,			
	2023		2022	
Restricted Stock Grants	Number of Shares	Weighted Average Grant Date Fair Value Per Share	Number of Shares	Weighted Average Grant Date Fair Value Per Share
Outstanding at beginning of period	19,800	$ 10.95	11,733	$ 15.26
Granted during the period	—	—	22,000	9.41
Restrictions lifted during the period	(12,933)	11.97	(13,933)	12.14
Forfeited during the period	(1,067)	9.75	—	—
Outstanding at end of period	5,800	$ 8.89	19,800	$ 10.95

During the year ended December 31, 2023, the Company recognized approximately $83,000 of stock compensation expense related to the restricted stock grants. During the year ended December 31, 2023, no restricted stock grants had been made under the 2009 Plan or the 2023 Plan. During the period, restrictions were lifted on the normal vesting of 12,933 shares granted to employees in prior years and 1,067 shares were forfeited due to the resignation of one employee.

During the year ended December 31, 2022, the Company recognized approximately $207,000 of stock compensation expense related to the restricted stock grants. During the year ended December 31, 2022, 20,000 shares were granted to nine employees, with one-third of the grants vesting on the grant date and the remaining shares vesting equally on the first and second anniversaries of the grant date. Also, during the year ended December 31, 2022, 2,000 shares were granted to a new employee, with one-third of the shares vesting equally on the first, second and third anniversaries of the grant date. During the period, restrictions were lifted on the normal vesting of 13,933 shares granted to nine employees in prior years.

Restricted Stock Units

The 2009 Plan permitted the Company to issue Restricted Stock Units ("RSUs"), which entitle each recipient to receive one unrestricted share of common stock upon termination of the recipient's employment or board service. Also, pursuant to the 2009 Plan, the Company's Board of Directors adopted the Non-Employee Director's Deferred Compensation and Equity Award Plan (the "Deferred Compensation Plan"). Pursuant to the Deferred Compensation Plan, non-employee directors, and employees as allowed by the 2009 Plan, receive a portion of their compensation in the form of RSUs issued under the 2009 Plan. The 2009 Plan RSUs generally vest on the first anniversary of the grant.

The 2023 Plan permits the Company to issue RSUs, which entitle each recipient to receive one unrestricted share of common stock upon termination of the recipient's employment or board service. Under the 2023 Plan, one-half of the shares vest equally on the first and second anniversaries of the grant date.

(Expressed in United States dollars)

The following table summarizes the status and activity of the Company's RSUs at December 31, 2023 and 2022, and the changes during the years then ended:

	The Year Ended December 31,			
	2023		2022	
Restricted Stock Units	Number of Shares	Weighted Average Grant Date Fair Value Per Share	Number of Shares	Weighted Average Grant Date Fair Value Per Share
Outstanding at beginning of period	232,409	$ 15.06	164,409	$ 17.20
Granted during the period	40,000	1.62	68,000	9.90
Restrictions lifted during the period	—	—	—	—
Forfeited during the period	—	—	—	—
Outstanding at end of period	272,409	$ 13.09	232,409	$ 15.06

For the twelve months ended December 31, 2023 and 2022, the Company recognized approximately $329,000 and $361,000, respectively, of stock compensation expense related to the RSUs.

Key Employee Long-Term Incentive Plan

The Company's 2013 Key Employee Long-Term Incentive Plan (the "KELTIP") provided for the grant of units ("KELTIP Units") to certain officers and key employees of the Company, which units will, once vested, entitle such officers and employees to receive an amount, in cash or in Company common stock (such method of settlement at the sole discretion of the Board of Directors) issued pursuant to the Company's stockholder approved equity incentive plans, measured generally by the price of the Company's common stock on the settlement date. KELTIP Units are not an actual equity interest in the Company and are solely unfunded and unsecured obligations of the Company that are not transferable and do not provide the holder with any stockholder rights. Payment of the settlement amount of vested KELTIP Units is deferred generally until the earlier of a change of control of the Company or the date the grantee ceases to serve as an officer or employee of the Company.

The Company intends to settle all the KELTIP Units in common stock of the Company, an option that the Board of Directors holds in its sole discretion so long as sufficient shares remain available under the Company's stockholder approved equity incentive plans. As a result, all outstanding KELTIP Units are recorded in equity at December 31, 2023 and 2022.

For the twelve months ended December 31, 2023, the Company recognized approximately $7,000 of stock compensation income due to KELTIP Units being forfeited upon departure of an officer of the Company.

For the twelve months ended December 31, 2022, the Company recognized approximately $176,000 of stock compensation expense related to the KELTIP grants. Also, during the year ended December 31, 2022, an officer of the Company retired and was issued 44,935 shares of the Company's common stock net of 18,265 shares relinquished to cover withholding taxes. The shares issued were in settlement of previously granted KELTIP Units.

There were 168,000 and 188,000 KELTIP Units outstanding at December 31, 2023 and 2022, respectively. However, under the 2023 Plan, the Company discontinued the KELTIP and will no longer issue KELTIP Units.

(Expressed in United States dollars)

Common Stock Warrants

The following table summarizes the status and activity of the Company's common stock warrants at December 31, 2023 and 2022, and the changes during the twelve months then ended:

Common Stock Warrants	Number of Underlying Shares		Weighted Average Exercise Price Per Share
Outstanding at December 31, 2021	512,155	$	8.62
Exercised during period			
July 2019 Series B Warrants	(120,000)		8.75
Outstanding at December 31, 2022	392,155	$	8.58
Granted during period			
June 2023 Pre-Funded Warrants	637,587		0.0001
June 2023 Warrants	1,427,587		1.90
November 2023 Series A Warrants	6,000,000		0.70
November 2023 Series B Warrants	3,000,000		0.70
November 2023 Pre-Funded Warrants	1,287,512		0.0001
Exercised during period			
June 2023 Pre-Funded Warrants	(637,587)		0.0001
November 2023 Pre-Funded Warrants	(798,940)		0.0001
Outstanding at December 31, 2023	11,308,314	$	1.09

The warrants relate to prior registered offerings and private placements of the Company's stock.

July 2019 Series A Warrants

On July 17, 2019, the Company issued 346,155 registered shares of common stock in a registered direct offering. In connection with the offering, each investor received an unregistered Series A warrant to purchase a share of common stock for each share of common stock purchased at an exercise price of $8.75 per share. Each Series A warrant is exercisable six months from the date of issuance and has a term expiring in January 2025. During the year ended December 31, 2021, 8,000 series A warrants were exercised, for net proceeds of $0.1 million, leaving a balance of 338,155 series A warrants outstanding as of December 31, 2023 and 2022.

July 2019 Series B Warrants

In connection with the July 2019 registered direct offering noted above, the Company also agreed to exchange, on a one-for-one basis, 180,000 of the May 2016 warrants for Series B warrants to purchase 180,000 shares of common stock at an exercise price of $8.75 per share. Each Series B warrant was exercisable six months from the date of issuance and had a term expiring in May 2022. During the year ended December 31, 2021, 60,000 of the series B warrants were exercised, for net proceeds of $0.5 million, leaving a balance of 120,000 series B warrants outstanding. During the year ended December 31, 2022, the remaining balance of 120,000 of the series B warrants were exercised, for net proceeds of $1.1 million.

(Expressed in United States dollars)

April 2020 Warrants

On April 20, 2020, the Company entered into a securities purchase agreement with certain institutional investors providing for the issuance and sale of 600,000 shares of the Company's common stock and in a concurrent private placement transaction, the issuance of an aggregate of 450,000 warrants, ultimately consisting of 300,000 series A warrants and 150,000 series B warrants. During the year ended December 31, 2020, 200,000 series A warrants and 140,000 Series B warrants were exercised, for net proceeds of $2.6 million, leaving a balance of 100,000 and 10,000 series A and series B warrants outstanding, respectively, as of December 31, 2020. During the year ended December 31, 2021, 56,000 series A warrants were exercised, for net proceeds of $0.4 million, leaving a balance of 44,000 and 10,000 series A and series B warrants outstanding, respectively, as of December 31, 2021. There were no April 2020 Warrants exercised during the years ended December 31, 2022 or 2023.

Warrants outstanding as of December 31, 2023 are as follows:

Common Stock Warrants	Number of Warrants	Exercise Price		Expiration Date
July 2019 Series A Warrants	338,155	$	8.75	January 17, 2025
July 2019 Series B Warrants	—	$	8.75	May 6, 2022
April 2020 Series A Warrants	44,000	$	7.50	October 22, 2025
April 2020 Series B Warrants	10,000	$	7.50	October 22, 2025
June 2023 Pre-Funded Warrants	—	$	0.0001	December 26, 2028
June 2023 Warrants	1,427,587	$	1.90	December 26, 2028
November 2023 Series A Warrants	6,000,000	$	0.70	November 6, 2023
November 2023 Series B Warrants	3,000,000	$	0.70	November 6, 2023
November 2023 Pre-Funded Warrants	488,572	$	0.0001	Upon exercise
	11,308,314			

All outstanding warrants are recorded in equity at December 31, 2023 and 2022 following the guidance established by ASC Topic 815-40. The Company's warrants allow for the potential settlement in cash if certain extraordinary events are affected by the Company, including a 50% or greater change of control in the Company's common stock. Since those events have been deemed to be within the Company's control, the Company continues to apply equity treatment for these warrants.

17. Sale of Metals and Related Costs

Revenue from Gold and Silver in Doré

During the year ended December 31, 2023, the Company recorded revenue of approximately $9.7 million and related costs of approximately $12.0 million related to gold and silver contained in doré bars related to the Rodeo operation. The gold and silver contained in the doré bars were sold to one customer, a metals refinery located in the United States. Under the terms of the Company's agreement with its customer, title passes and revenue is recognized by the Company when the contractual performance obligations of the parties are completed, generally at the time a provisional or final payment is made. A provisional payment for approximately 95% of the contained gold and silver is made generally within 10-12 days after the product is shipped and customary sales documents are completed. A final payment is made within

(Expressed in United States dollars)

approximately 30 days following the date of shipment when final assays and refinery charges are agreed upon by the parties. A price for the gold and silver sold is set, based on current market prices, at the time a provisional or final payment is made. Refining and transport costs, deducted from the final payments made, are treated as third-party agent costs incurred by the Company in performing its obligations under the agreement with its customer after the transfer of control on provisional sales and are therefore netted against revenue on an accrual basis.

During the year ended December 31, 2022, the Company sold gold and silver contained in doré bars related to the Rodeo operation and recorded revenue of approximately $23.3 million and related costs of approximately $17.5 million. Costs related to the sale of metal products include direct and indirect costs incurred to mine, process and market the products.

Revenue from Concentrate Sales

In April 2023, the Company began to sell three different concentrates containing various amounts of gold, silver, lead and zinc produced from material processed from the Velardeña mine which had been stockpiled from test mining performed in 2022 as part of the studies undertaken in connection with the potential restart of the Velardeña Properties. In November and December of 2023, the Company finished processing material that had previously been partially processed. During the year ended December 31, 2023, the Company recorded revenue of $1.4 million from the combined sales of these concentrates and related costs of $0.3 million. The concentrate was sold to one customer, a metal trader in Mexico. Under the terms of the Company's agreement with its customer, title passes and revenue is recognized by the Company when the contractual performance obligations of the parties are completed. A provisional payment for approximately 90% of the contained gold, silver, lead and zinc is made generally within 10-12 days after the product is shipped and customary sales documents are completed. A final payment is made within approximately 60 days following the date of shipment when final assays and refinery charges are agreed upon by the parties. A price for the gold and silver sold is set, based on average market prices, one month following the delivery of concentrate to the buyer. Refining and transport costs, deducted from the final payments made, are treated as third-party agent costs incurred by the Company in performing its obligations under the agreement with its customer after the transfer of control on provisional sales and are therefore netted against revenue on an accrual basis.

There were no concentrate sales during the year ended December 31, 2022.

Revenue from Slag Sales

During the year ended December 31, 2023, the Company recorded revenue of $0.8 million from Slag sales. Related costs are included in the costs of doré listed above because slag is a residual product of that process. The slag was sold to one customer, a metals refinery located in the United States. Under the terms of the Company's agreement with its customer, title passes and revenue is recognized by the Company when the contractual performance obligations of the parties are completed which occurs at the time a final payment is made. Final payment is made 30 working days after the settlement of assays for 95% of the contained gold and 90% of the contained silver. The price for the gold and silver sold is set on the first trading day following the day of the settlement assay. Refining costs are deducted from the final payments made, are treated as third-party agent costs incurred by the Company in performing its obligations under the agreement with its customer and are therefore netted against revenue.

There were no slag sales during the year ended December 31, 2022.

Costs related to the sale of metals products include direct and indirect costs incurred to mine, process and market the products.

18. Interest and Other Income (Expense), Net

For the year ended December 31, 2023, the Company recognized approximately $32,000 of interest and other income primarily related to interest income from cash deposits.

For the year ended December 31, 2022, the Company recognized approximately $11,000 of interest and other expense primarily related to the financing of the Company's directors and officers insurance (see Note 13).

19. Cash Flow Information

The following table reconciles net loss for the period to cash used in operating activities:

	Year Ended December 31,	
	2023	2022
	(in thousands)	
Cash flows (used in) from operating activities:		
Net loss	$ (9,228)	$ (9,906)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	530	369
Accretion of asset retirement obligation	297	282
Loss on trading securities	9	47
Gain on sale of assets	(2,150)	(125)
Stock-based compensation	405	744
Litigation settlement	250	—
Changes in operating assets and liabilities from continuing operations:		
Decrease in inventories, net	511	232
Increase in value added tax receivable, net	(1,670)	(209)
Decrease in prepaid expenses and other assets	126	37
Decrease in other long-term assets	223	414
Increase in accounts payable and other accrued liabilities	1,183	198
Decrease in deferred revenue	—	(1,469)
Decrease in other current liabilities	(109)	(81)
(Decrease) increase in reclamation liability	(195)	41
Decrease in other long-term liabilities	(94)	(231)
Net cash used in operating activities	$ (9,912)	$ (9,657)

The following table sets forth supplemental cash flow information and non-cash transactions:

| | Year Ended December 31, | |
	2023	2022
	(in thousands)	
Supplemental disclosure:		
Interest paid	$ 23	$ 9
Income taxes paid	$ —	$ —
Supplemental disclosure of non-cash transactions:		
Deferred equity offering costs amortized	$ 45	$ 25

20. Commitments and Contingencies

Leases and Purchase Commitments

The Company has non-cancelable operating lease and other commitments as follows:

| | Year Ended December 31, | | | | | | |
	2024	2025	2026	2027	2028	Thereafter	Total
El Quevar mining concessions[1]	$ 30	$ 30	$ 30	$ 30	$ 30	$ —	$ 150
Velardeña mining concessions[1]	32	32	32	32	32	—	160
Velardeña ejido and surface rights[1]	59	59	59	59	59	—	295
Rodeo mining concessions[1]	114	114	114	114	114	—	570
Rodeo ejido and surface rights[1]	41	41	41	41	41	—	205
Operating lease liabilities	105	10	—	—	—	—	115
Total Commitments	$ 381	$ 286	$ 276	$ 276	$ 276	$ —	$ 1,495

_____
[1] Estimated

The Company is required to make payments to the Argentine government to maintain its rights to the El Quevar mining concessions. The Company has made such payments totaling approximately $5,000 and $7,000 for the years ended December 31, 2023 and 2022, respectively.

The Company is required to pay concession holding fees to the Mexican government to maintain its rights to the Velardeña Properties and Rodeo Property mining concessions. During the years ended December 31, 2023 and 2022 the Company made such payments totaling approximately $136,000 and $107,000 respectively. Additionally, during the years ended December 31, 2023 and 2022, the Company made annual payments to local ejidos and property owners under its surface rights agreements for the Velardeña Properties and Rodeo Property of approximately $117,000 and $300,000 respectively.

The Company has office leases for its corporate headquarters in Golden, Colorado, as well as for its Velardeña Properties offices in Mexico, and exploration offices in Mexico and Argentina. The lease for the corporate headquarters expires in January 2025. Payments associated with the corporate headquarters lease were recorded to rent expense by the Company in the amounts of $183,000 and $174,000 for the years ended December 31, 2023 and 2022, respectively. The lease for the Mexican offices expires in October 2024. Payments associated with the Mexican office lease were recorded to rent expense by the Company in the amounts of $73,000 and $59,000 for the years ended December 31, 2023 and 2022,

(Expressed in United States dollars)

respectively. The lease for the Argentina office was renegotiated and extended during the fourth quarter 2021 and now expires in November 2024. Payments associated with the Argentina office lease were recorded to rent expense by the Company in the amounts of $8,000 and $9,000 for the years ended December 31, 2023 and 2022, respectively.

The table above assumes that no annual maintenance payments will be made more than five years after December 31, 2023. If the Company continues mining and processing at the Rodeo or the Velardeña Properties beyond five years, the Company expects that it would make annual concession and surface rights payments of approximately $91,000 per year for the life of the Velardeña mine and approximately $155,000 per year for the life of the Rodeo mine. If the Company continues to evaluate development opportunities at the El Quevar project, the Company expects that it would make annual maintenance payments of approximately $30,000 per year for the life of the El Quevar mine.

Payments associated with other exploration concessions the Company owns are not included because the Company has not completed exploration work on these concessions. Exploration success is historically low, and the Company has the right to terminate the payments and release the concessions at any time.

Contingencies

During April 2021, the Company became aware of a lawsuit in Mexico against one of the Company's Mexican subsidiaries, Minera William, S.A. de C.V. ("Minera William"). The plaintiff in the matter is Unifin Financiera, S.A.B de C.V. ("Unifin"). The lawsuit was assigned to the Fifth Specialized Commercial District Court. In November 2022, the Company was formally served with the complaint in connection with the lawsuit and in December 2022 the Company filed its answer to the complaint. Unifin is alleging that a representative of Minera William signed certain documents in July 2011 purporting to bind Minera William as a guarantor of payment obligations owed by a third party to Unifin in connection with that third party's acquisition of certain drilling equipment. At the time the documentation was allegedly signed, Minera William was a subsidiary of ECU Silver Mining prior to the Company's acquisition of ECU in September 2011. As a preemptive measure, Unifin has obtained a preliminary court order freezing Minera William's bank accounts in Mexico, which has limited the Company's and Minera William's ability to access approximately US$153,000 according to current currency exchange rates. Notwithstanding this action, the restrictions imposed on Minera William's bank accounts do not impact the Company's ability to operate the Rodeo mine, which is held through a different Mexico subsidiary. Likewise, the action does not impact the Company's ability to continue with the Company's evaluation plans for a potential Velardeña mine restart or move forward with any of the Company's other exploration programs in Mexico. However, because the Velardeña mine and one processing plant are held by Minera William, any adverse outcome to the action may have a material impact on our ability to restart production at Velardeña. Unifin is seeking recovery for as much as US$12.5 million. The Company believes there is no basis for this claim. A preliminary hearing was initially scheduled to take place in April 2023 but was rescheduled to June 2023. In June 2023 Minera William and Unifin agreed to pursue discussions to settle the matter and the Court agreed to suspend trial to allow Minera William and Unifin to negotiate a settlement agreement. On December 6, 2023, Minera William and Unifin filed a joint motion to notify the court that they entered into the Settlement Agreement. Under the terms of the Settlement Agreement, Minera William has agreed to pay $250,000 to Unifin and Unifin has agreed to release Minera Williams from any future claim related to the dispute. The Settlement Agreement has been approved by Mexico courts. The Company anticipates that the settlement amount will be paid in 2024. An accrued liability has been recorded for $0.25 million as of December 31, 2023 (see Note 5 and Note 13).

GOLDEN MINERALS COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
(Expressed in United States dollars)

21. Foreign Currency

The Company conducts exploration and mining activities primarily in Mexico and Argentina, and gains and losses on foreign currency transactions are related to those activities. The Company's functional currency is the U.S. dollar but certain transactions are conducted in the local currencies resulting in foreign currency transaction gains or losses.

22. Segment Information

The Company's sole activity is the mining, construction and exploration of mineral properties containing precious metals. The Company's reportable segments are based on the Company's revenue-producing activities and cash-consuming activities. The Company reports two segments, one for its revenue-producing activities in Mexico, which includes both the Velardeña Properties and the Rodeo Property, and the other comprised of non-revenue-producing activities, including exploration, construction and general and administrative activities. Intercompany revenue and expense amounts have been eliminated within each segment in order to report on the basis that management uses internally for evaluating segment performance.

The financial information relating to the Company's segments is as follows:

The Year ended December 31, 2023	Revenue	Costs Applicable to Sales	Depreciation, Depletion and Amortization	Exploration, El Quevar, Velardeña and Administrative Expense	Pre-Tax Income/(Loss)	Total Assets	Capital Expenditures
				(in thousands)			
Mexico Operations	$ 12,002	$ (12,358)	$ (517)	$ (3,676)	$ (3,071)	$ 8,376	$ —
Corporate, Exploration & Other	—	—	(13)	(6,171)	(6,146)	6,534	—
	$ 12,002	$ (12,358)	$ (530)	$ (9,847)	$ (9,217)	$ 14,910	$ —
The Year ended December 31, 2022							
Mexico Operations	$ 23,285	$ (17,538)	$ (319)	$ (8,521)	$ (2,212)	$ 8,425	$ 44
Corporate, Exploration & Other	—	—	(50)	(7,599)	(7,606)	6,519	8
	$ 23,285	$ (17,538)	$ (369)	$ (16,120)	$ (9,818)	$ 14,944	$ 52

Revenue for the year ended December 31, 2023 and 2022, was from the Company's Rodeo Property in Mexico and the Velardeña Property in Mexico (see Note 17).

23. Related Party Transactions

The following sets forth information regarding transactions between the Company (and its subsidiaries) and its officers, directors and significant stockholders.

Administrative Services:

In August 2016, the Company began providing limited accounting and other administrative services to Minera Indé, an indirect subsidiary of Sentient. At December 31, 2023, Sentient, through the Sentient executive funds, held

(Expressed in United States dollars)

approximately 11% of the Company's 14.1 million shares of issued and outstanding common stock. The administrative services are provided locally in Mexico by the administrative staff in the Company's Mexico office. The Company charges Minera Indé $15,000 per month for the services, which provides reimbursement to the Company for its costs incurred plus a small profit margin. The Company also leases, from time to time, certain nonessential mining equipment to Minera Indé. Amounts received under the arrangement reduce costs incurred for exploration. The Company's Board of Directors and Audit Committee approved the agreement. For the years ended December 31, 2023 and 2022, the Company charged Minera Indé approximately $230,000 and $222,000, respectively, for services and the use of equipment, offsetting costs that are recorded in "*Velardeña care and maintenance*" in the Consolidated Statements of Operations.

24. Subsequent Events

Value Added Tax Receivable

Subsequent to December 31, 2023, the Company collected approximately $2.1 million of VAT receivable from the Mexican taxing authority (see Note 8).

Closure of Velardeña Properties

On February 29, 2024 the Company announced that it was stopping operations at the Velardeña Properties. The Company commenced mining activities at the Velardeña Properties in December 2023; however the initial performance of the mine and the processing plant did not achieve the expected results. The employees in Mexico who are currently engaged in shutting down the mine and operating the plants that process the remaining Velardeña mined material will be terminated when all of the mined material has been processed and the Properties have been placed in a state where they can be held for short-term sale while the Company evaluates alternatives to realize value from the assets.

Exercise of Pre-Funded Warrants

On March 8, 2024, Lind Global Fund II LP exercised their right to purchase 488,572 shares of common stock at an exercise price of $0.0001 (see Note 16).

CORPORATE INFORMATION

2023 BOARD OF DIRECTORS

JEFFREY G. CLEVENGER [2]
Chairman

WARREN M. REHN
President & Chief Executive Officer
Golden Minerals Company

W. DURAND EPPLER [1,3]
(Deceased)
Managing Director
Capstone Headwaters MB

DEBORAH FRIEDMAN [1,3]
Retired Partner and Senior of
Counsel
Davis, Graham & Stubbs, LLP

KEVIN R. MORANO [2,3]
Managing Principal
KEM Capital LLC

TERRY M. PALMER [1]
Retired
Certified Public Accountant

DAVID H. WATKINS [2]
Director
Commander Resources Ltd.

COMMITTEE MEMBERSHIP
1. Audit
2. Compensation
3. Corporate Governance and
   Nominating

EXECUTIVE OFFICERS

WARREN M. REHN
President and Chief Executive
Officer

PABLO CASTANOS
Executive Vice President

JULIE Z. WEEDMAN
Senior Vice President and Chief
Financial Officer

SHAREHOLDER INFORMATION

CORPORATE HEADQUARTERS
350 Indiana Street, Suite 650
Golden, Colorado 80401 USA
+1 303 839 5060 or
1 888 696 2739 (in U.S.)
www.goldenminerals.com

ANNUAL MEETING
Thursday, May 9, 2024
3:00 p.m. MT
350 Indiana Street, First Floor
Conference Center
Golden, Colorado 80401

**INVESTOR RELATIONS
CONTACT**
Karen Winkler
Director of Investor Relations
+1 303 839 5060 or
1 888 696 2739 (in U.S.)
Investor.Relations@
goldenminerals.com

TRANSFER AGENT
Computershare
P.O. Box 43006
Providence, RI 02940-3006
+1 781 575 3120 or
1 800 962 4284 (in U.S.)

INDEPENDENT ACCOUNTANTS
Haynie & Company
1785 West 2320 South
Salt Lake City, UT 84119
+1 801 972 4800

STOCK INFORMATION
Our common stock trades on the
NYSE American and the Toronto
Stock Exchange under the symbol
AUMN.



Sand Canyon

UNITED STATES



Yoquivo

Velardeña
Flechas

MEXICO



UNITED STATES

MEXICO

ARGENTINA



El Quevar

Sarita Este/Desierto

ARGENTINA



GOLDEN
MINERALS COMPANY

350 Indiana Street, Suite 650
Golden, Colorado 80401
303-839-5060

www.goldenminerals.com
www.linkedin.com/company/golden-minerals-company/
https://twitter.com/Golden Minerals